Exhibit 99.1

TD Bank Group Reports First Quarter 2019 Results Report to Shareholders • Three months ended January 31, 2019

The financial information in this document is reported in Canadian dollars, and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:

•	Reported diluted earnings per share were $1.27, compared with $1.24.
•	Adjusted diluted earnings per share were $1.57, compared with $1.56.
•	Reported net income was $2,410 million, compared with $2,353 million.
•	Adjusted net income was $2,953 million, compared with $2,946 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $80 million ($67 million after-tax or 4 cents per share), compared with $85 million ($68 million after-tax or 4 cents per share) in the first quarter last year.
•	Charges related to the long-term loyalty agreement with Air Canada of $607 million ($446 million after-tax or 24 cents per share).
•	Charges associated with the acquisition of Greystone of $31 million ($30 million after-tax or 2 cents per share).

TORONTO, February 28, 2019 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the first quarter ended January 31, 2019. First quarter reported earnings were $2.4 billion, up 2% on a reported basis and flat on an adjusted basis, compared with the same quarter last year.

"TD's Retail segments in both Canada and the U.S. had a strong start to the year, with continued revenue growth and solid earnings. However, market volatility and lower client activity impacted our Wholesale segment in the quarter," said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. "TD's diversified business and geographic mix continues to serve us well and we are focused on the work ahead to advance our business strategy and innovate to build new capabilities to serve our over 25 million customers."

The Bank also announced a dividend increase of seven cents per common share for the quarter ending in April, an increase of 10%.

Canadian Retail

Reported net income for Canadian Retail was $1,379 million, down 22% from the first quarter last year. Adjusted net income, which excludes the Air Canada and Greystone charges above, was $1,855 million, an increase of 6% over the first quarter of 2018. Revenue growth was 8%, reflecting contributions across all businesses. The real estate secured lending business launched an industry-leading digital mortgage application and gained market share for the third quarter in a row. We solidified our position as Canada's leading credit card issuer with our agreement to become the primary credit card issuer for Air Canada's new loyalty program and became Canada's largest money manager with the acquisition of Greystone.

U.S. Retail

U.S. Retail reported net income was $1,240 million (US$935 million), an increase of 30% (25% in U.S. dollars) and up 21% (16% in U.S. dollars) on an adjusted basis, compared with the same quarter last year. TD Ameritrade contributed $311 million (US$235 million) to the segment this quarter compared to $106 million in the same quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, reported net income of $929 million (US$700 million), up 10% (5% in U.S. dollars) on a reported basis and 9% (4% in U.S. dollars) on an adjusted basis, from the same period last year. Earnings reflect loan and deposit volume growth, and higher margins. The U.S. Retail Bank remains focused on providing legendary customer service and making it easier for customers to bank with us with the roll-out of new customer capabilities such as Mobile Bill Pay and eSignature.

Wholesale

Wholesale Banking reported a net loss for the quarter of $17 million, compared to net earnings of $278 million in the first quarter last year, reflecting lower trading-related revenue and origination activity, and higher expenses. Revenue was down 35% from the same period last year, impacted by challenging market conditions and reduced client activity. Non-interest expenses were up 14%, from the same quarter last year due to continued investment in the global expansion of our U.S. dollar business and the benefit of a revaluation of certain liabilities for post-retirement benefits in the prior year, which was partially offset by lower variable compensation accrual in the current quarter.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel lll fully phased-in basis was 12%.

Innovation

"New digital capabilities are deepening our customer relationships, allowing us to offer more personalized and connected experiences to our growing North American customer base," continued Masrani. "We are particularly excited by the launch of TD Clari, an artificial intelligence powered chatbot that allows our customers to engage with us in truly differentiated ways."

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 1

Conclusion

"We're continuing to invest in our business, colleagues, and brand, and the dividend increase announced today further reinforces the confidence we have in our proven business model," concluded Masrani. "We continue to face many of the same challenges and opportunities that we identified at the end of 2018. Subject to these, and assuming the improvements in market conditions we are now seeing are sustained, we expect our full-year performance to be closer to the low end of our 7-10 per cent medium-term target for adjusted EPS growth."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 4.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the first quarter 2019 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD's website, SFI, and SRD is not and should not be considered incorporated herein by reference into the first quarter 2019 RTS, Management's Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank's 2018 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS First Quarter 2019	SFI First Quarter 2019	SRD First Quarter 2019	Annual Report 2018

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank's risk terminology and risk measures and present key parameter values used.				71-76,81,87, 89-91, 101-103
	3	Describe and discuss top and emerging risks.				67-71
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	28, 41			62-63, 95-96, 98
Risk Governance and Risk Management and Business Model	5	Summarize the bank's risk management organization, processes, and key functions.				72-75
	6	Description of the bank's risk culture and procedures applied to support the culture.				71-72
	7	Description of key risks that arise from the bank's business models and activities.				61, 71, 76-103
	8	Description of stress testing within the bank's risk governance and capital frameworks.	32			60,75-76, 84,101
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	26-28, 74		1-3, 6	57-59, 63, 211
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	57
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management's strategic planning.				58-60, 101
	13	Analysis of how RWA relate to business activities and related risks.		4-7		60-61
	14	Analysis of capital requirements for each method used for calculating RWA.	32		10	77-79,81, 83-84
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			19-25, 28-30
	16	Flow statement reconciling the movements of RWA by risk type.			11-12
	17	Discussion of Basel III back-testing requirements.			35	80, 84, 89
Liquidity	18	The bank's management of liquidity needs and liquidity reserves.	34-36, 38-39			91-93
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	37			94,204
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	41-43			98-100
	21	Discussion of the bank's funding sources and the bank's funding strategy.	37-38, 40-41			97-98
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	31			82
	23	Breakdown of significant trading and non-trading market risk factors.	31-34			82, 84-87
	24	Significant market risk measurement model limitations and validation procedures.	32			83-87, 89
	25	Primary risk management techniques beyond reported risk measures and parameters.	32			83-87
Credit Risk	26	Provide information that facilitates users' understanding of the bank's credit risk profile, including any significant credit risk concentrations.	22-25, 60-67	15-33	1-5, 10-11, 13-35	44-57, 76-81, 162-169, 178, 180-182, 209-210
	27	Description of the bank's policies for identifying impaired loans.	66			52,130-131,137-138, 168
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	22, 63-66	19, 23-24		49, 165-167
	29	Analysis of the bank's counterparty credit risks that arise from derivative transactions.			26-27, 31	79-80, 147, 174-175,178, 180-182
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				80, 134, 147
Other Risks	31	Description of ‘other risk' types based on management's classifications and discuss how each one is identified, governed, measured and managed.				87-90, 101-103
	32	Discuss publicly known risk events related to other risks.	72			70-71, 202-204

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 3

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
6	How We Performed
9	Financial Results Overview
14	How Our Businesses Performed
20	Quarterly Results
21	Balance Sheet Review
22	Credit Portfolio Quality
26	Capital Position
29	Managing Risk
44	Securitization and Off-Balance Sheet Arrangements

44	Accounting Policies and Estimates
46	Changes in Internal Control over Financial Reporting

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
47	Interim Consolidated Balance Sheet
48	Interim Consolidated Statement of Income
49	Interim Consolidated Statement of Comprehensive Income
50	Interim Consolidated Statement of Changes in Equity
51	Interim Consolidated Statement of Cash Flows
52	Notes to Interim Consolidated Financial Statements

75	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the three months ended January 31, 2019, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank's unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2018 Consolidated Financial Statements and related Notes and 2018 MD&A. This MD&A is dated February 27, 2019. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's 2018 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank's 2018 Annual Information Form, is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2018 MD&A") in the Bank's 2018 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", and in other statements regarding the Bank's objectives and priorities for 2019 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2018 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant Events" and "Significant Events and Pending Acquisitions" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1:  FINANCIAL HIGHLIGHTS1

(millions of Canadian dollars, except as noted)	As at or for the three months ended
	January 31 2019	October 31 2018	January 31 2018
Results of operations
Total revenue	$9,998	$10,136	$9,375
Provision for credit losses	850	670	693
Insurance claims and related expenses	702	684	575
Non-interest expenses – reported	5,855	5,366	4,861
Non-interest expenses – adjusted[2]	5,161	5,313	4,793
Net income – reported	2,410	2,960	2,353

Net income – adjusted[2]	2,953	3,048	2,946
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$648.5	$646.4	$607.1
Total assets	1,322.5	1,334.9	1,261.3
Total deposits	849.3	851.4	813.4
Total equity	81.7	80.0	73.2

Total Common Equity Tier 1 Capital risk-weighted assets[3]	439.3	435.6	441.3
Financial ratios
Return on common equity – reported	12.2%	15.8%	13.2%
Return on common equity – adjusted[4]	15.0	16.3	16.6
Return on tangible common equity[4]	17.5	22.7	19.4
Return on tangible common equity – adjusted[4]	21.0	22.9	23.7
Efficiency ratio – reported	58.6	52.9	51.9
Efficiency ratio – adjusted[2]	51.6	52.4	50.6

Provision for credit losses as a % of net average loans and acceptances[5]	0.50	0.41	0.45
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.27	$1.58	$1.24
Diluted	1.27	1.58	1.24
Dividends per share	0.67	0.67	0.60
Book value per share	41.69	40.50	36.58
Closing share price[6]	74.00	73.03	74.82
Shares outstanding (millions)
Average basic	1,833.1	1,826.5	1,841.7
Average diluted	1,836.2	1,830.5	1,846.2
End of period	1,830.8	1,828.3	1,843.7
Market capitalization (billions of Canadian dollars)	$135.5	$133.5	$137.9
Dividend yield[7]	3.8%	3.5%	3.3%
Dividend payout ratio	52.6	42.3	48.3
Price-earnings ratio	12.3	12.2	13.8

Total shareholder return (1 year)[8]	2.6	3.1	14.9
Common share information – adjusted (Canadian dollars)[2]
Per share earnings
Basic	$1.57	$1.63	$1.56
Diluted	1.57	1.63	1.56
Dividend payout ratio	42.7%	41.1%	38.3%

Price-earnings ratio	11.4	11.3	13.0
Capital ratios
Common Equity Tier 1 Capital ratio[3]	12.0%	12.0%	10.6%
Tier 1 Capital ratio[3]	13.5	13.7	12.1
Total Capital ratio[3]	15.9	16.2	14.2

Leverage ratio	4.1	4.2	4.0

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
[3]

Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2019, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are all 100%. For fiscal 2018, the scalars for inclusion were 80%, 83%, and 86%, respectively. Prior to the second quarter of 2018, as the Bank was constrained by the Basel I regulatory floor, the RWA as it relates to the regulatory floor was calculated based on the Basel I risk weights which are the same for all capital ratios.

[4]	Metrics are non-GAAP financial measures. Refer to the "Return on Common Equity" and "Return on Tangible Common Equity" sections of this document for an explanation.
[5]	Excludes acquired credit-impaired (ACI) loans.
[6]	Toronto Stock Exchange (TSX) closing market price.
[7]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[8]	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had $1.3 trillion in assets on January 31, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank's U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Interim Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

TABLE 2:  OPERATING RESULTS – Reported1

(millions of Canadian dollars)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018
Net interest income	$5,860	$5,756	$5,430

Non-interest income	4,138	4,380	3,945
Total revenue	9,998	10,136	9,375
Provision for credit losses	850	670	693
Insurance claims and related expenses	702	684	575

Non-interest expenses	5,855	5,366	4,861
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,591	3,416	3,246
Provision for income taxes	503	691	1,040

Equity in net income of an investment in TD Ameritrade	322	235	147
Net income – reported	2,410	2,960	2,353

Preferred dividends	60	51	52
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,350	$2,909	$2,301
Attributable to:
Common shareholders	$2,332	$2,891	$2,283

Non-controlling interests	18	18	18

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018
Operating results – adjusted
Net interest income	$5,860	$5,756	$5,430

Non-interest income[2]	4,138	4,380	4,034
Total revenue	9,998	10,136	9,464
Provision for credit losses	850	670	693
Insurance claims and related expenses	702	684	575

Non-interest expenses[3]	5,161	5,313	4,793
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,285	3,469	3,403
Provision for income taxes	678	704	653

Equity in net income of an investment in TD Ameritrade[4]	346	283	196
Net income – adjusted	2,953	3,048	2,946

Preferred dividends	60	51	52

Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	2,893	2,997	2,894
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	18	18	18

Net income available to common shareholders – adjusted	2,875	2,979	2,876
Pre-tax adjustments of items of note
Amortization of intangibles[5]	(80)	(76)	(85)
Charges related to the long-term loyalty agreement with Air Canada[6]	(607)	–	–
Charges associated with the acquisition of Greystone[7]	(31)	–	–
Charges associated with the Scottrade transaction[8]	–	(25)	(73)
Impact from U.S. tax reform[9]	–	–	(48)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[10]	(13)	(13)	(17)
Charges related to the long-term loyalty agreement with Air Canada	(161)	–	–
Charges associated with the acquisition of Greystone	(1)	–	–
Charges associated with the Scottrade transaction	–	–	(1)

Impact from U.S. tax reform[9]	–	–	405

Total adjustments for items of note	(543)	(88)	(593)
Net income available to common shareholders – reported	$2,332	$2,891	$2,283

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

Adjusted Non-interest income excludes the following item of note: Adjustment to the carrying balances of certain tax credit-related investments, as explained in footnote 9 – first quarter 2018 – $(89) million. This amount was reported in the Corporate segment.

[3]

Adjusted Non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 5 – first quarter 2019 – $56 million, fourth quarter 2018 – $53 million, first quarter 2018 – $63 million; these amounts were reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 6 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 7 – first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment. Charges associated with Scottrade transaction, as explained in footnote 8 – first quarter 2018 – $5 million; this amount was reported in the U.S. Retail segment.

[4]

Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 5 – first quarter 2019 – $24 million, fourth quarter 2018 – $23 million, first quarter 2018 – $22 million; and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 9 – first quarter 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. ("Scottrade"), as explained in footnote 8 – fourth quarter 2018 – $25 million, and first quarter 2018 – $68 million. This item was reported in the U.S.-Retail segment.

[5]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[6]

On January 10, 2019, the Bank's long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment.

[7]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. ("Greystone"). The Bank incurred acquisition related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

[8]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank's purchase of TD Ameritrade shares issued in connection with TD Ameritrade's acquisition of Scottrade (the "Scottrade transaction"). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank's acquisition of Scottrade Bank and the after-tax amounts for the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade. These amounts were reported in the U.S. Retail segment.

[9]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the Tax Cuts and Jobs Act (the "U.S. Tax Act") resulted in a net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The earnings impact was reported in the Corporate segment.

[10]

The amount reported for the three months ended January 31, 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 7

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018
Basic earnings per share – reported	$1.27	$1.58	$1.24

Adjustments for items of note[2]	0.30	0.05	0.32
Basic earnings per share – adjusted	$1.57	$1.63	$1.56

Diluted earnings per share – reported	$1.27	$1.58	$1.24

Adjustments for items of note[2]	0.30	0.05	0.32
Diluted earnings per share – adjusted	$1.57	$1.63	$1.56

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1,2

(millions of Canadian dollars)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018
TD Bank, National Association (TD Bank, N.A.)	$21	$20	$22
TD Ameritrade Holding Corporation (TD Ameritrade)[3]	24	23	22
MBNA Canada	10	10	15
Aeroplan	4	4	4

Other	8	6	5
	67	63	68

Software and asset servicing rights	110	129	105
Amortization of intangibles, net of income taxes	$177	$192	$173

[1]

The amount reported in the first quarter of 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

[2]

Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	Included in Equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. For fiscal 2019, the capital allocated to the business segments is based on 10% CET1 Capital. Capital allocated to the business segments was based on 9% for fiscal 2018.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018

Average common equity	$75,873	$72,461	$68,614
Net income available to common shareholders – reported	2,332	2,891	2,283

Items of note, net of income taxes[1]	543	88	593
Net income available to common shareholders – adjusted	2,875	2,979	2,876
Return on common equity – reported	12.2%	15.8%	13.2%

Return on common equity – adjusted	15.0	16.3	16.6

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders' equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank's income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 8

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018

Average common equity	$75,873	$72,461	$68,614
Average goodwill	17,021	16,390	15,902
Average imputed goodwill and intangibles on an -investment in TD Ameritrade	4,170	4,100	4,083
Average other acquired intangibles[1]	676	597	757

Average related deferred tax liabilities	(238)	(219)	(283)

Average tangible common equity	54,244	51,593	48,155
Net income available to common shareholders – reported	2,332	2,891	2,283

Amortization of acquired intangibles, net of income taxes[2]	67	63	68
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	2,399	2,954	2,351

Other items of note, net of income taxes[2]	476	25	525
Net income available to common shareholders – adjusted	$2,875	$2,979	$2,876
Return on tangible common equity	17.5%	22.7%	19.4%

Return on tangible common equity – adjusted	21.0	22.9	23.7

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

SIGNIFICANT EVENTS IN 2019

Agreement for Air Canada Credit Card Loyalty Program

On January 10, 2019, the Bank's long-term loyalty program agreement (the "Loyalty Agreement") with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030. TD Aeroplan cardholders will become members of Air Canada's new loyalty program and their miles will be transitioned when Air Canada's new loyalty program launches in 2020.

In connection with the Transaction, the Bank paid $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) was recognized in non-interest expenses – other in the Canadian Retail segment, and $75 million was recognized as an intangible asset which will be amortized over the Loyalty Agreement term. In addition, the Bank prepaid $308 million plus applicable sales tax for the future purchase of loyalty points over a ten-year period. The Bank also expects to incur additional pre-tax costs of approximately $100 million over two years to build the functionality required to facilitate the new program. The Transaction reduced the Bank's CET1 ratio by approximately 13 basis points (bps).

Acquisition of Greystone

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone for consideration of $817 million, of which $475 million was paid in cash and $342 million was paid in the Bank's common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted-average market price of the Bank's common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price will be held in escrow for two years post-acquisition, subject to their continued employment, and will be recorded as a compensation expense over the two-year escrow period.

The acquisition is accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $169 million of assets and $55 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets is allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million and goodwill of $433 million. Goodwill is not deductible for tax purposes. The results of the acquisition have been consolidated from the acquisition date and reported in the Canadian Retail segment. The purchase price allocation is subject to refinement and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date during the measurement period.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank's performance on an adjusted basis for the first quarter of 2019. Shareholder performance indicators help guide and benchmark the Bank's accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the "How the Bank Reports" section of this document.

•

Adjusted diluted earnings per share for the three months ended January 31, 2019, increased 0.6% from the same period last year. The Bank's goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.

•	Adjusted return on tangible common equity for the three months ended January 31, 2019, was 21.0%.
•	For the twelve months ended January 31, 2019, the total shareholder return was 2.6% compared to the Canadian peer[1] average of (2.7%).

[1]	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 9

Net Income

Quarterly comparison – Q1 2019 vs. Q1 2018

Reported net income for the quarter was $2,410 million, an increase of $57 million, or 2%, compared with the first quarter last year. The increase reflects revenue growth, the impact from U.S. tax reform during the first quarter of 2018, and a higher contribution from TD Ameritrade, partially offset by charges related to the agreement with Air Canada, higher non-interest expenses, and higher provision for credit losses (PCL). Adjusted net income for the quarter was $2,953 million, an increase of $7 million.

By segment, the increase in reported net income was due to an increase in U.S. Retail of $288 million, or 30%, and a lower net loss in the Corporate segment of $442 million, or 70%, partially offset by a decrease in Canadian Retail of $378 million, or 22%, and a decrease in Wholesale Banking of $295 million. Adjusted net income for Canadian Retail increased $98 million, or 6%.

Quarterly comparison – Q1 2019 vs. Q4 2018

Reported net income for the quarter decreased $550 million, or 19%, compared with the prior quarter. The decrease was largely due to charges related to the agreement with Air Canada and lower revenue in Wholesale Banking, partially offset by lower non-interest expenses, higher deposit margins, higher contribution from TD Ameritrade and Insurance, and loan and deposit growth. Adjusted net income for the quarter decreased $95 million, or 3%.

By segment, the decrease in reported net income was due to a decrease in Wholesale Banking of $303 million, a decrease in Canadian Retail of $362 million, or 21%, and a higher net loss in the Corporate segment of $11 million, or 6%, partially offset by an increase in U.S. Retail of $126 million, or 11%. Adjusted net income for Canadian Retail increased $114 million, or 7%.

Net Interest Income

Quarterly comparison – Q1 2019 vs. Q1 2018

Net interest income for the quarter was $5,860 million, an increase of $430 million, or 8%, compared with the first quarter last year. The increase reflects higher deposit margins and loan and deposit volume growth in the Canadian and U.S. Retail segments, and the impact of foreign currency translation, partially offset by lower net interest income in Wholesale Banking.

By segment, the increase in net interest income was due to an increase in U.S. Retail of $307 million, or 16%, an increase in Canadian Retail of $219 million, or 8%, and an increase in the Corporate segment of $60 million, or 18%, partially offset by a decrease in Wholesale Banking of $156 million, or 47%.

Quarterly comparison – Q1 2019 vs. Q4 2018

Net interest income for the quarter increased $104 million, or 2%, compared with the prior quarter, primarily due to higher deposit margins and loan and deposit volume growth in the Canadian and U.S. Retail segments, and the impact of foreign currency translation, partially offset by lower net interest income in Wholesale Banking.

By segment, the increase in net interest income was due to an increase in U.S. Retail of $102 million, or 5%, an increase in Canadian Retail of $22 million, or 1%, and an increase in the Corporate segment of $80 million, or 25%, partially offset by a decrease in Wholesale Banking of $100 million, or 37%.

Non-Interest Income

Quarterly comparison – Q1 2019 vs. Q1 2018

Reported non-interest income for the quarter was $4,138 million, an increase of $193 million, or 5%, compared with the first quarter last year. The increase was due to higher revenues from the insurance business, the impact from U.S. tax reform during the first quarter of 2018, changes in fair value of investments supporting claims liabilities, the impact of foreign currency translation, and the acquisition of Greystone, partially offset by lower non-interest income in Wholesale Banking.

By segment, the increase in reported non-interest income was due to an increase in Canadian Retail of $219 million, or 8%, and an increase in the Corporate segment of $128 million, partially offset by a decrease in Wholesale Banking of $152 million, or 27%, and a decrease in U.S. Retail of $2 million.

Quarterly comparison – Q1 2019 vs. Q4 2018

Reported non-interest income for the quarter decreased $242 million, or 6%, compared with the prior quarter. The decrease was primarily due to lower non-interest income in Wholesale Banking and lower fee income, partially offset by changes in fair value of investments supporting claims liabilities, and the acquisition of Greystone.

By segment, the decrease in reported non-interest income was due to a decrease in Wholesale Banking of $249 million, or 38%, a decrease in the Corporate segment of $95 million, or 53%, and a decrease in U.S. Retail of $12 million, or 2%, partially offset by an increase in Canadian Retail of $114 million, or 4%.

Provision for Credit Losses

Quarterly comparison – Q1 2019 vs. Q1 2018

PCL for the quarter was $850 million, an increase of $157 million, or 23%, compared with the first quarter last year. PCL – impaired for the quarter was $717 million, an increase of $160 million, or 29%, reflecting higher provisions for the U.S. commercial portfolio, as well as volume growth, seasoning, and mix in the U.S. credit card portfolio. PCL – performing for the quarter was $133 million, a decrease of $3 million, or 2%. The decrease primarily reflects migration from performing to impaired in the U.S. commercial portfolio, partially offset by volume growth and credit migration in Canadian Retail. Total PCL for the quarter as an annualized percentage of credit volume was 0.50%.

PCL increased across all segments as U.S. Retail increased $59 million, or 24%, the Corporate segment increased $44 million, or 24%, Canadian Retail increased $40 million, or 15%, and Wholesale Banking increased $14 million.

Quarterly comparison – Q1 2019 vs. Q4 2018

PCL for the quarter increased by $180 million, or 27%, compared with the prior quarter. PCL – impaired was $717 million, an increase of $158 million, or 28%, reflecting higher provisions for the U.S. commercial portfolio, seasonal trends in the U.S. credit card and auto portfolios, and higher provisions in Canadian personal lending. PCL – performing was $133 million, an increase of $22 million, or 20%, reflecting credit migration in the Canadian personal lending and commercial portfolios, and seasonal trends in the U.S. credit card and auto portfolios, partially offset by migration from performing to impaired in the U.S. commercial portfolio. Total PCL for the quarter as an annualized percentage of credit volume was 0.50%.

By segment, the increase in PCL was due to an increase in Corporate segment of $72 million, or 46%, an increase in U.S. Retail of $62 million, or 25%, an increase in Canadian Retail of $47 million, or 18%, and a decrease in Wholesale Banking of $1 million, or 13%.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 10

TABLE 8:  PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018
Provision for credit losses – Stage 3 (impaired)
Canadian Retail	$264	$245	$237
U.S. Retail	285	205	187
Wholesale Banking	–	–	–

Corporate[1]	168	109	133
Total provision for credit losses – Stage 3	717	559	557

Provision for credit losses – Stage 1 and Stage 2 (performing)[2]
Canadian Retail	46	18	33
U.S. Retail	21	39	60
Wholesale Banking	7	8	(7)

Corporate[1]	59	46	50
Total provision for credit losses – Stage 1 and Stage 2	133	111	136
Total provision for credit losses	$850	$670	$693

[1]	Includes PCL on the retailer program partners' share of the U.S. strategic cards portfolio.
[2]	Includes financial assets, loan commitments, and financial guarantees.

Insurance claims and related expenses

Quarterly comparison – Q1 2019 vs. Q1 2018

Insurance claims and related expenses for the quarter were $702 million, an increase of $127 million, or 22%, compared with the first quarter last year, reflecting changes in the fair value of investments supporting claims liabilities, increases in reinsurance claims assumed, less favourable prior years' claims development and higher current year claims, partially offset by the impact of changes to actuarial assumptions in the life and health business.

Quarterly comparison – Q1 2019 vs. Q4 2018

Insurance claims and related expenses for the quarter increased $18 million, or 3%, compared with the prior quarter, reflecting changes in the fair value of investments supporting claims liabilities and less favourable prior years' claims development, partially offset by lower current year claims, less severe weather-related events, and the impact of changes to actuarial assumptions in the life and health business.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q1 2019 vs. Q1 2018

Reported non-interest expenses were $5,855 million, an increase of $994 million, or 20%, compared with the first quarter last year, reflecting charges related to the agreement with Air Canada, the impact of foreign currency translation, higher spend on strategic initiatives, and additional employees supporting business growth. Adjusted non-interest expenses were $5,161 million, an increase of $368 million, or 8%.

By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $773 million, or 33%, an increase in U.S. Retail of $164 million, or 11%, and an increase in Wholesale Banking of $76 million, or 14%, partially offset by a decrease in the Corporate segment of $19 million, or 3%. Adjusted non-interest expenses for Canadian Retail increased $135 million, or 6%.

The Bank's reported efficiency ratio was 58.6%, compared with 51.9% in the first quarter last year. The Bank's adjusted efficiency ratio was 51.6%, compared with 50.6% in the first quarter last year.

Quarterly comparison – Q1 2019 vs. Q4 2018

Reported non-interest expenses for the quarter increased $489 million, or 9%, compared with the prior quarter, largely due to charges related to the agreement with Air Canada, partially offset by lower spend related to projects and higher spend related to marketing and promotion in the prior quarter. Adjusted non-interest expenses decreased $152 million, or 3%.

By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $554 million, or 22%, and an increase in Wholesale Banking of $51 million, or 9%, partially offset by a decrease in the Corporate segment of $90 million, or 14%, and a decrease in U.S. Retail of $26 million, or 2%. Adjusted non-interest expenses for Canadian Retail decreased $84 million, or 3%.

The Bank's reported efficiency ratio was 58.6%, compared with 52.9% in the prior quarter. The Bank's adjusted efficiency ratio was 51.6%, compared with 52.4% in the prior quarter.

Income Taxes

As discussed in the "How the Bank Reports" section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank's effective income tax rate on a reported basis was 19.4% for the first quarter, compared with 32.0% in the first quarter last year and 20.2% in the prior quarter. The year-over-year decrease was largely due to the impact from U.S. tax reform during the first quarter of 2018 and lower income before taxes in the current quarter, partially offset by lower tax-exempt dividend income in the current quarter and business mix. The quarter-over-quarter decrease was mainly due to lower income before taxes in the current quarter and business mix.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 11

TABLE 9:  INCOME TAXES

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2019		October 31 2018		January 31 2018
Income taxes at Canadian statutory income tax rate	$687	26.5%	$905	26.5%	$861	26.5%
Increase (decrease) resulting from:
Dividends received	(23)	(0.9)	(24)	(0.7)	(80)	(2.5)
Rate differentials on international operations	(185)	(7.1)	(192)	(5.6)	254	7.8

Other	24	0.9	2	–	5	0.2

Provision for income taxes and effective income tax rate – reported	$503	19.4%	$691	20.2%	$1,040	32.0%

Total adjustments for items of note[1]	175		13		(387)
Provision for income taxes and effective income tax rate – adjusted[2,3]	$678	20.6%	$704	20.3%	$653	19.2%

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
[2]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[3]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

The Bank's adjusted effective tax rate was 20.6% for the quarter, higher than 19.2% in the first quarter last year and similar to 20.3% in the prior quarter. The year-over-year increase was mainly due to lower tax-exempt dividend income in the current quarter and business mix. The quarter-over-quarter increase was mainly due to business mix.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year. Depreciation of the Canadian dollar had a favourable impact on U.S. Retail segment earnings for the three months ended January 31, 2019, compared with the same period last year, as shown in the following table.

TABLE 10:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended
January 31, 2019 vs. January 31, 2018 Increase (Decrease)
U.S. Retail Bank
Total revenue	$145
Non-interest expenses	79
Net income – after-tax	46
Equity in net income on an investment in TD Ameritrade	11
U.S. Retail segment decreased net income – after-tax	57
Earnings per share (Canadian dollars)
Basic	$0.03

Diluted	0.03

On a trailing twelve-month basis, a one cent appreciation/depreciation in the U.S. dollar to Canadian dollar average exchange rate would have increased/decreased U.S. Retail segment net income by approximately $60 million.

Economic Summary and Outlook

Since the midway point of calendar 2018, synchronicity in the global economic slowdown has become more reinforced. This more subdued pace is expected to persist, with gains in world real gross domestic product (GDP) poised to average about 3.4% per year over calendar 2019 and 2020. This compares to a rate of nearly 4% in the 2017 and 2018 calendar years. China has been a key catalyst of this recent downshift, in part reflecting government efforts to rebalance sources of growth away from debt-fuelled activities. However, more recently, the data has conveyed the impact of U.S. tariffs. These impacts are being transmitted globally via supply chains and financial market volatility. Growth in advanced economies has also moderated, particularly in the euro area. The perception of increased downside risks to growth is leading central banks to signal greater patience with respect to further withdrawal of monetary stimulus.

Among the major advanced economies, the U.S. has remained the strongest performer. Real GDP is estimated to have expanded by roughly 3% in calendar 2018, supported by robust consumer spending and healthy business investment. For the 2019 calendar year, the U.S. economy is expected to remain a top performer relative to international peers, but at a more moderate average quarterly pace of 2% growth. Several factors underpin this view, including near-term data that indicate the U.S. is not immune to global dynamics, as evidenced by greater financial market volatility and waning business sentiment relative to levels in the prior year. In addition, the growth lift from fiscal stimulus will fade as the year goes on, at the same time as the higher interest rate environment weighs on activity. Although we anticipate that GDP growth will be marginally weighed down over the January to March 2019 period due to the 35-day federal government shutdown, this is expected to be a transitory impact that will be largely recovered in the following quarter.

With the Federal Reserve balancing domestic and international considerations, expectations for policy interest rate increases have been reduced relative to the prior quarter. Calendar 2019 is expected to remain the peak in the interest rate cycle, with the expectation now being that the central bank will either not raise its policy interest rate, or will do so only once during the calendar year, versus prior expectations of two hikes.

Canadian economic growth appears to have moderated in the final quarter of calendar 2018. Current data indicate only a 1% pace of growth is likely to be reported. The moderation of economic activity is due to two factors. The first is expected to be temporary. Production shut-ins among energy producers, as well as unusual refinery maintenance in the U.S. have weighed on economic activity. We anticipate that the impact will become more apparent within GDP in the January to March 2019 period, as the Alberta government enforces mandatory production cuts among oil producers. Thereafter, smaller curtailments will be in effect, and the net effect should help buoy economic growth. Current government communications indicate that all mandatory curtailment will be concluded by January 2020. The second factor constraining growth is more permanent in nature. The impacts of past Bank of Canada policy interest rate increases, as well as macroprudential policy related to housing markets are reverberating in rate-sensitive areas of the economy. Household spending on areas such as automobiles, furnishings, and building supplies continues to moderate in the wake of higher borrowing costs. Higher borrowing costs and regulatory changes have caused resale housing activity to moderate in recent months. The Vancouver market is particularly soft, with resale activity down 32% in calendar 2018.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 12

Canadian household credit growth has undergone a marked deceleration in the latter half of 2018, and at the same time there has been a slight uptick in consumer insolvencies. Much of this can be attributed to the unique challenges facing Alberta. Regardless, higher borrowing costs are clearly impacting consumer finances, reducing spending power.

The impact of past interest rate increases is expected to continue to constrain activity in these sectors. The result is a forecast moderation of economic growth to 1.5% in calendar 2019 from 2.0% in calendar 2018. Central bank communication has become more cautious, reflective of both the near- and long-term factors slowing the pace of expansion, as well as trade uncertainty and a softer global demand backdrop. However, a bias towards further rate increases remains given the current low level relative to estimates of the neutral rate. We expect the Bank of Canada to take a cautious approach to further rate increases, and we forecast a 25 bps policy rate increase in late 2019 calendar year. However, this is contingent on clear evidence of a rebound in economic activity following the oil adjustment process and, importantly, household sector developments in the wake of prior interest rate increases. Yields in Canada should remain below those in the U.S., and the currency is expected to remain in a range of US75 to US77 cents in calendar 2019.

Downside risks remain on both the domestic and global landscapes. Domestically, the Bank of Canada will need to remain watchful of the possibility of a renewed slowdown in housing activity and a period of household deleveraging. Energy sector developments are also important, with prices subject to international forces and the possibility of a further investment retrenchment in light of transportation capacity issues. A negative shock to energy producing provinces would likely intensify consumer stresses in those regions. Within the U.S., trade tensions with China and Europe remain unresolved and may intensify a disruption to globally integrated supply chains. Likewise, it is possible that inflationary pressures will unexpectedly heat up in light of escalating global trade tensions coupled with greater labour scarcity within the U.S. and Canada. Globally, the political situation in Venezuela remains fluid, with potential impacts on North American energy markets. The United Kingdom's exit from the European Union is progressing more slowly than expected, creating longer lasting uncertainty on the investment backdrop. Lastly, other areas that continue to present a downside risk include ongoing tensions in the Middle East, and populist threats to established political and economic systems. These all keep global uncertainty elevated and may drive periods of financial market volatility. However, it should be noted that upside risk can also quickly come into the foreground, particularly if progress becomes evident in regards to trade tensions and Brexit developments.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the Bank's 2018 MD&A, and Note 29 Segmented Information of the Bank's Consolidated Financial Statements for the year ended October 31, 2018. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $21 million, compared with $105 million in the first quarter last year and $28 million in the prior quarter.

TABLE 11:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018
Net interest income	$3,044	$3,022	$2,825

Non-interest income	2,944	2,830	2,725
Total revenue	5,988	5,852	5,550
Provision for credit losses – impaired	264	245	237

Provision for credit losses – performing	46	18	33
Total provision for credit losses	310	263	270
Insurance claims and related expenses	702	684	575
Non-interest expenses – reported	3,084	2,530	2,311
Non-interest expenses – adjusted[1]	2,446	2,530	2,311
Provision for (recovery of) income taxes – reported	513	634	637

Provision for (recovery of) income taxes – adjusted[1]	675	634	637
Net income – reported	1,379	1,741	1,757
Net income – adjusted[1]	$1,855	$1,741	$1,757

Selected volumes and ratios
Return on common equity – reported[2]	31.6%	45.1%	47.2%
Return on common equity – adjusted[1,2]	42.5	45.1	47.2
Net interest margin (including on securitized assets)	2.94	2.94	2.88
Efficiency ratio – reported	51.5	43.2	41.6

Efficiency ratio – adjusted	40.8	43.2	41.6
Assets under administration (billions of Canadian dollars)	$396	$389	$397

Assets under management (billions of Canadian dollars)	332	289	289
Number of Canadian retail branches	1,099	1,098	1,129

Average number of full-time equivalent staff	39,997	39,283	38,050

[1]

Adjusted non-interest expenses excludes the following items of note: Charges related to the long-term loyalty agreement with Air Canada in the first quarter 2019 – $607 million ($446 million after-tax); and charges associated with the acquisition of Greystone in the first quarter 2019 – $31 million ($30 million after-tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.

Quarterly comparison – Q1 2019 vs. Q1 2018

Canadian Retail reported net income for the quarter was $1,379 million, a decrease of $378 million, or 22%, compared with the first quarter last year, reflecting charges related to the agreement with Air Canada and the acquisition of Greystone, higher other non-interest expenses, insurance claims, and PCL, partially offset by revenue growth. On an adjusted basis, net income for the quarter was $1,855 million, an increase of $98 million, or 6%. The reported and adjusted annualized ROE for the quarter was 31.6% and 42.5% respectively, compared with 47.2% in the first quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,988 million, an increase of $438 million, or 8%, compared with the first quarter last year.

Net interest income was $3,044 million, an increase of $219 million, or 8%, reflecting volume growth and higher margins. Average loan volumes increased $24 billion, or 6%, reflecting 5% growth in personal loans and 9% growth in business loans. Average deposit volumes increased $8 billion, or 3%, reflecting 3% growth in both personal and business deposits, partially offset by a 1% decrease in wealth deposits. Net interest margin was 2.94%, an increase of 6 bps, reflecting rising interest rates, partially offset by lower margins on loans and a refinement in treasury allocation methodology.

Non-interest income was $2,944 million, an increase of $219 million, or 8%, reflecting higher revenues from the insurance business, higher fee-based revenue in the banking businesses, and the acquisition of Greystone. The increase in non-interest income also includes $60 million related to higher fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims.

Assets under administration (AUA) were $396 billion as at January 31, 2019, in line with the first quarter last year. Assets under management (AUM) were $332 billion as at January 31, 2019, an increase of $43 billion, or 15%, compared with the first quarter last year, reflecting the acquisition of Greystone, increases in market value, and new asset growth.

PCL was $310 million, an increase of $40 million, or 15%, compared with the first quarter last year. PCL – impaired for the quarter was $264 million, an increase of $27 million, or 11%, primarily in the personal lending portfolios, and a prior year change in methodology regarding the timing of loss recognition in the indirect auto portfolio. PCL – performing was $46 million, an increase of $13 million, reflecting volume growth, and credit migration in the commercial portfolio,

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 14

partially offset by the impact of a change in macroeconomic assumptions in the prior year. Total PCL as an annualized percentage of credit volume was 0.29%, or an increase of 2 bps.

Insurance claims and related expenses for the quarter were $702 million, an increase of $127 million, or 22%, compared with the first quarter last year reflecting changes in the fair value of investments supporting claims liabilities, increases in reinsurance claims assumed, less favourable prior years' claims development and higher current year claims, partially offset by the impact of changes to actuarial assumptions in the life and health business.

Reported non-interest expenses for the quarter were $3,084 million, an increase of $773 million, or 33%, compared with the first quarter last year, reflecting charges related to the agreement with Air Canada and the acquisition of Greystone, higher spend on strategic initiatives, and additional employees supporting business growth. On an adjusted basis, non-interest expenses were $2,446 million, an increase of $135 million, or 6%.

The reported and adjusted efficiency ratio for the quarter was 51.5% and 40.8% respectively, compared with 41.6% in the first quarter last year.

Quarterly comparison – Q1 2019 vs. Q4 2018

Canadian Retail reported net income for the quarter decreased $362 million, or 21%, compared with the prior quarter. The decrease in earnings reflects charges related to the agreement with Air Canada and the acquisition of Greystone, higher insurance claims and PCL, partially offset by revenue growth, and lower other non-interest expenses. On an adjusted basis, net income increased $114 million, or 7%. The reported and adjusted annualized ROE for the quarter was 31.6% and 42.5% respectively, compared with 45.1% in the prior quarter.

Revenue increased $136 million, or 2%, compared with the prior quarter. Net interest income increased $22 million, or 1%, reflecting volume growth. Average loan volumes increased $4 billion, or 1%, reflecting 1% growth in both personal and business loans. Average deposit volumes increased $3 billion, or 1%, reflecting 1% growth in both personal and wealth deposits, while business deposits were relatively consistent with the prior quarter. Net interest margin was 2.94%, consistent with the prior quarter, reflecting rising interest rates offset by lower margins on loans and a refinement in treasury allocation methodology.

Non-interest income increased $114 million, or 4%, reflecting higher revenues from the insurance business, higher fee-based revenue in the banking businesses, and the acquisition of Greystone. The increase in non-interest income also includes $69 million related to higher fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims.

AUA increased $7 billion, or 2%, compared with the prior quarter, reflecting new asset growth, and increases in market value. AUM increased $43 billion, or 15%, reflecting the acquisition of Greystone, increases in market value, and new asset growth.

PCL increased $47 million, or 18%, compared with the prior quarter. PCL – impaired increased by $19 million, or 8%, primarily in the personal lending portfolios. PCL – performing increased $28 million due to credit migration in the personal lending and commercial portfolios. Total PCL as an annualized percentage of credit volume was 0.29%, or an increase of 4 bps.

Insurance claims and related expenses for the quarter increased $18 million, or 3%, compared with the prior quarter reflecting changes in the fair value of investments supporting claims liabilities and less favourable prior years' claims development, partially offset by lower current year claims, less severe weather-related events, and the impact of changes to actuarial assumptions in the life and health business.

Reported non-interest expenses increased $554 million, or 22%, compared with the prior quarter, reflecting charges related to the agreement with Air Canada and the acquisition of Greystone, and additional employees supporting business growth, partially offset by higher spend related to marketing and promotion in the prior quarter. On an adjusted basis, non-interest expenses decreased $84 million, or 3%.

The reported and adjusted efficiency ratio for the quarter was 51.5% and 40.8% respectively, compared with 43.2% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 15

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended
Canadian Dollars	January 31 2019	October 31 2018	January 31 2018
Net interest income	$2,247	$2,145	$1,940

Non-interest income[1]	701	713	703
Total revenue	2,948	2,858	2,643
Provision for credit losses – impaired	285	205	187

Provision for credit losses – performing	21	39	60
Total provision for credit losses	306	244	247
Non-interest expenses – reported	1,611	1,637	1,447
Non-interest expenses – adjusted[2]	1,611	1,637	1,442
Provision for (recovery of) income taxes – reported[1]	102	91	103

Provision for (recovery of) income taxes – adjusted[1,2]	102	91	104
U.S. Retail Bank net income – reported	929	886	846

U.S. Retail Bank net income – adjusted[2]	929	886	850
Equity in net income of an investment in TD Ameritrade – reported[1,3]	311	228	106

Equity in net income of an investment in TD Ameritrade – adjusted[1,4]	311	253	174
Net income – reported	1,240	1,114	952
Net income – adjusted	$1,240	$1,139	$1,024

U.S. Dollars
Net interest income	$1,688	$1,646	$1,533

Non-interest income[1]	528	547	555
Total revenue – reported	2,216	2,193	2,088
Provision for credit losses – impaired	214	157	148

Provision for credit losses – performing	16	30	47
Total provision for credit losses	230	187	195
Non-interest expenses – reported	1,209	1,256	1,144
Non-interest expenses – adjusted[2]	1,209	1,256	1,140
Provision for (recovery of) income taxes – reported[1]	77	70	80

Provision for (recovery of) income taxes – adjusted[1,2]	77	70	81
U.S. Retail Bank net income – reported	700	680	669

U.S. Retail Bank net income – adjusted[2]	700	680	672
Equity in net income of an investment in TD Ameritrade – reported[1,3]	235	175	82

Equity in net income of an investment in TD Ameritrade – adjusted[1,4]	235	194	137
Net income – reported	935	855	751
Net income – adjusted	$935	$874	$809

Selected volumes and ratios
Return on common equity – reported[5]	12.6%	12.8%	11.2%
Return on common equity – adjusted[2,4,5]	12.6	13.0	12.0
Net interest margin[6]	3.42	3.33	3.19
Efficiency ratio – reported	54.6	57.3	54.8

Efficiency ratio – adjusted	54.6	57.3	54.6
Assets under administration (billions of U.S. dollars)	$19	$19	$19

Assets under management (billions of U.S. dollars)	46	52	65
Number of U.S. retail stores	1,240	1,257	1,244

Average number of full-time equivalent staff	26,864	27,015	26,168

[1]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]

Adjusted U.S. Retail Bank net income excludes the following item of note: Charges associated with the Bank's acquisition of Scottrade Bank in the first quarter 2018 – $5 million ($4 million after-tax) or US$4 million (US$3 million after-tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[4]

Adjusted equity in net income of an investment in TD Ameritrade in the prior year excludes the following items of note: The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in the fourth quarter 2018 – $25 million or US$19 million after-tax and first quarter 2018 – $68 million or US$55 million after-tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[5]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.
[6]

Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q1 2019 vs. Q1 2018

U.S. Retail reported net income for the quarter was $1,240 million (US$935 million), an increase of $288 million (US$184 million), or 30% (25% in U.S. dollars), compared with the first quarter last year. On an adjusted basis, net income for the quarter was $1,240 million (US$935 million), an increase of $216 million (US$126 million), or 21% (16% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 12.6%, compared with 11.2% and 12.0%, respectively, in the first quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank was $929 million (US$700 million). Reported and adjusted net income for the quarter from the Bank's investment in TD Ameritrade was $311 million (US$235 million).

The reported contribution from TD Ameritrade of US$235 million, an increase of US$153 million, compared with the first quarter last year, primarily due to higher asset-based revenue and increased trading volumes. Adjusted contribution from TD Ameritrade increased US$98 million, or 72%.

U.S. Retail Bank reported net income of US$700 million for the quarter increased US$31 million, or 5%, due to higher revenue, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income increased US$28 million, or 4%.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 16

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,216 million, an increase of US$128 million, or 6%, compared with the first quarter last year. Net interest income increased US$155 million, or 10%, reflecting higher deposit margins and growth in loan and deposit volumes. Net interest margin was 3.42%, an increase of 23 bps, primarily due to higher deposit margins and balance sheet mix. Non-interest income decreased US$27 million, or 5%, reflecting lower contribution from low income housing investments and wealth management fee income due to lower AUM.

Average loan volumes increased US$5 billion, or 3%, compared with the first quarter last year due to growth in business and personal loans of 4% and 3%, respectively. Average deposit volumes increased US$5 billion, or 2%, reflecting 5% growth in business deposit volumes, 3% growth in personal deposit volumes, and 1% decrease in sweep deposit volume.

AUA were US$19 billion as at January 31, 2019, flat compared with the first quarter last year. AUM were US$46 billion as at January 31, 2019, a decrease of US$19 billion, or 29%, reflecting net fund outflows including the impact of the strategic disposition of U.S. money market funds and negative market impact.

PCL for the quarter was US$230 million, an increase of US$35 million, or 18%, compared with the first quarter last year. PCL – impaired was US$214 million, an increase of US$66 million, or 45%, reflecting higher provisions primarily attributable to the power and utilities sector, coupled with volume growth, seasoning, and mix in the credit card portfolio. PCL – performing was US$16 million, a decrease of US$31 million, or 66%, primarily reflecting migration from performing to impaired in the commercial portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.59%, or an increase of 7 bps.

Reported non-interest expenses for the quarter were US$1,209 million, an increase of US$65 million, or 6%, compared with the first quarter last year, reflecting higher investments in business initiatives, business volume growth, and higher employee-related costs, partially offset by productivity savings and the elimination of the Federal Deposit Insurance Corporation (FDIC) deposit insurance surcharge. On an adjusted basis, non-interest expenses increased US$69 million, or 6%.

The reported and adjusted efficiency ratio for the quarter was 54.6%, compared with 54.8% and 54.6%, respectively, in the first quarter last year.

Quarterly comparison – Q1 2019 vs. Q4 2018

U.S. Retail reported net income of $1,240 million (US$935 million) increased $126 million (US$80 million), or 11% (9% in U.S. dollars), compared with the prior quarter, while adjusted net income of $1,240 million (US$935 million) increased $101 million (US$61 million), or 9% (7% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 12.6%, compared with 12.8% and 13.0%, respectively, in the prior quarter.

The reported contribution from TD Ameritrade was US$235 million, an increase of US$60 million, or 34%, compared with the prior quarter, primarily due to higher asset-based revenue and increased trading volumes. Adjusted contribution from TD Ameritrade was US$235 million, an increase of US$41 million, or 21%.

U.S. Retail Bank net income for the quarter was US$700 million, an increase of US$20 million, or 3%, compared with the prior quarter, due to higher revenue and lower expenses, partially offset by higher PCL.

Revenue for the quarter increased US$23 million, or 1%, compared with the prior quarter. Net interest income increased US$42 million, or 3%, due to growth in loan and deposit volumes and higher deposit margins. Net interest margin was 3.42%, an increase of 9 bps, primarily due to higher deposit margins and balance sheet mix. Non-interest income decreased US$19 million, or 3%, reflecting lower personal banking and wealth management fee income.

Average loan volumes increased US$4 billion, or 2%, compared with prior quarter, due to growth in business and personal loans of 3% and 2%, respectively. Average deposit volumes increased US$2 billion, or 1%, due to growth in personal and sweep deposit volumes.

AUA were US$19 billion as at January 31, 2019, flat to prior quarter. AUM were US$46 billion as at January 31, 2019, a decrease of US$6 billion, or 12%, reflecting net fund outflows including the impact of the strategic disposition of U.S. money market funds.

PCL for the quarter increased US$43 million, or 23%, compared with the prior quarter. PCL – impaired was US$214 million, an increase of US$57 million, or 36%, primarily reflecting higher provisions for the commercial portfolio, coupled with seasonal trends in the credit card and auto portfolios. PCL – performing was US$16 million, a decrease of US$14 million, or 47%, primarily reflecting migration from performing to impaired in the commercial portfolio, partially offset by seasonal trends in the credit card and auto portfolios. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.59%, or an increase of 9 bps.

Non-interest expenses for the quarter were US$1,209 million, a decrease of US$47 million, or 4%, compared with the prior quarter, reflecting the elimination of the FDIC deposit insurance surcharge and timing of investment spending.

The efficiency ratio for the quarter was 54.6%, compared with 57.3% in the prior quarter.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 7, Investment in Associates and Joint Ventures of the Bank's Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 17

TABLE 13:  WHOLESALE BANKING1

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2019		October 31 2018	January 31 2018
Net interest income (TEB)	$173		$273	$329

Non-interest income	409		658	561
Total revenue	582		931	890
Provision for (recovery of) credit losses – impaired	–		–	–

Provision for (recovery of) credit losses – performing	7		8	(7)
Total provision for (recovery of) credit losses	7		8	(7)
Non-interest expenses	602		551	526

Provision for (recovery of) income taxes (TEB)[2]	(10)		86	93
Net income (loss)	$(17)		$286	$278

Selected volumes and ratios
Trading-related revenue (TEB)	$251		$484	$515
Gross drawn (billions of Canadian dollars)[3]	23.4		23.9	19.5
Return on common equity[4]	(0.9	) %	18.4%	20.1%

Efficiency ratio	103.4		59.2	59.1

Average number of full-time equivalent staff	4,478		4,426	4,027

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses relating to the corporate lending business.
[4]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.

Quarterly comparison – Q1 2019 vs. Q1 2018

Wholesale Banking net loss for the quarter was $17 million, a decrease in net income of $295 million, compared with net income of $278 million in the first quarter last year, reflecting lower revenue, higher PCL, and higher non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $582 million, a decrease of $308 million, compared with the first quarter last year, reflecting challenging market conditions. The volatility in rates, equity and credit markets resulted in a difficult trading environment, reduced client activity and a meaningful slowdown in debt and equity underwriting, particularly in Canada. Trading margins declined reflecting yield compression on high quality assets relative to funding costs.

With market volatility and client activity slowly returning to normal levels, and subject to the same market conditions and other factors discussed in our 2018 MD&A, we are cautiously optimistic that revenue will improve over the remainder of the year; however, we no longer anticipate full year 2019 revenue to exceed 2018 levels.

PCL for the quarter was $7 million, compared to a benefit of $7 million in the first quarter last year. PCL – performing increased by $14 million, reflecting prior year credit risk improvement in the oil and gas sector.

Non-interest expenses were $602 million, an increase of $76 million, or 14%, compared with the first quarter last year. This increase reflects the benefit of revaluation of certain liabilities for post-retirement benefits recognized in the prior year, continued investments in employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, and the impact of foreign exchange translation, partially offset by lower variable compensation accrual this quarter.

Quarterly comparison – Q1 2019 vs. Q4 2018

Wholesale Banking net loss for the quarter was $17 million, a decrease in net income of $303 million, compared with net income of $286 million in the prior quarter, reflecting lower revenue and higher non-interest expenses.

Revenue for the quarter decreased $349 million, compared with the prior quarter, reflecting challenging market conditions. The volatility in rates, equity and credit markets resulted in a difficult trading environment, reduced client activity and a meaningful slowdown in debt and equity underwriting, particularly in Canada. Trading margins declined reflecting yield compression on high quality assets relative to funding costs.

PCL for the quarter was $7 million, compared with $8 million in the prior quarter.

Non-interest expenses for the quarter increased $51 million, or 9%, compared with the prior quarter, reflecting continued investments in employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, timing of employee-related costs, and the impact of foreign exchange translation.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 18

TABLE 14:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018

Net income (loss) – reported[1]	$(192)	$(181)	$(634)
Pre-tax adjustments for items of note[2]
Amortization of intangibles	80	76	85

Impact from U.S. tax reform[1]	–	–	48

Total pre-tax adjustments for items of note	80	76	133

Provision for (recovery of) income taxes for items of note[1]	13	13	(388)
Net income (loss) – adjusted	$(125)	$(118)	$(113)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(182)	$(221)	$(198)
Other	39	85	67

Non-controlling interests	18	18	18
Net income (loss) – adjusted	$(125)	$(118)	$(113)
Selected volumes

Average number of full-time equivalent staff	16,229	15,864	14,336

[1]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments.

[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q1 2019 vs. Q1 2018

Corporate segment's reported net loss for the quarter was $192 million, compared with a reported net loss of $634 million in the first quarter last year. Reported net loss decreased primarily reflecting the impact of U.S. tax reform during the first quarter of 2018, lower net corporate expenses this quarter, partially offset by lower contribution from Other items. Other items decreased primarily reflecting lower revenue from treasury and balance sheet management activities in the first quarter this year. Net corporate expenses were lower largely reflecting lower pension and compensation-related expenses in the first quarter this year. Adjusted net loss was $125 million compared with an adjusted net loss of $113 million in the first quarter last year.

Quarterly comparison – Q1 2019 vs. Q4 2018

Corporate segment's reported net loss for the quarter was $192 million, compared with a reported net loss of $181 million in the prior quarter. Reported net loss increased primarily reflecting lower contribution from Other items, partially offset by lower net corporate expenses in the current quarter. Other items decreased primarily reflecting lower revenue from treasury and balance sheet management activities in the current quarter. Net corporate expenses decreased largely reflecting lower pension expenses in the current quarter. Adjusted net loss was $125 million compared with an adjusted net loss of $118 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 19

QUARTERLY RESULTS

The following table provides summary information related to the Bank's eight most recently completed quarters.

TABLE 15:  QUARTERLY RESULTS1

(millions of Canadian dollars, except as noted)					For the three months ended
	2019				2018			2017
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Net interest income	$5,860	$5,756	$5,655	$5,398	$5,430	$5,330	$5,267	$5,109

Non-interest income	4,138	4,380	4,244	4,084	3,945	3,955	4,033	3,377
Total revenue	9,998	10,136	9,899	9,482	9,375	9,285	9,300	8,486
Provision for credit losses	850	670	561	556	693	578	505	500
Insurance claims and related expenses	702	684	627	558	575	615	519	538
Non-interest expenses	5,855	5,366	5,131	4,837	4,861	4,843	4,869	4,799
Provision for (recovery of) income taxes	503	691	705	746	1,040	640	760	257
Equity in net income of an investment in
TD Ameritrade	322	235	230	131	147	103	122	111

Net income – reported	2,410	2,960	3,105	2,916	2,353	2,712	2,769	2,503
Pre-tax adjustments for items of note
Amortization of intangibles[2]	80	76	77	86	85	78	74	78
Charges related to the long-term loyalty agreement
with Air Canada[2]	607	–	–	–	–	–	–	–
Charges associated with the acquisition
of Greystone[2]	31	–	–	–	–	–	–	–
Charges associated with the Scottrade transaction[2]	–	25	18	77	73	46	–	–
Impact from U.S. tax reform[2]	–	–	–	–	48	–	–	–
Dilution gain on the Scottrade transaction[3]	–	–	–	–	–	(204)	–	–
Loss on sale of TD Direct Investing business
in Europe[4]	–	–	–	–	–	–	42	–

Total pre-tax adjustments for items of note	718	101	95	163	206	(80)	116	78
Provision for (recovery of) income taxes
for items of note	175	13	73	17	(387)	29	20	20
Net income – adjusted	2,953	3,048	3,127	3,062	2,946	2,603	2,865	2,561

Preferred dividends	60	51	59	52	52	50	47	48
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	$2,893	$2,997	$3,068	$3,010	$2,894	$2,553	$2,818	$2,513
Attributable to:
Common shareholders – adjusted	$2,875	$2,979	$3,050	$2,992	$2,876	$2,518	$2,789	$2,485
Non-controlling interests – adjusted	18	18	18	18	18	35	29	28

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.27	$1.58	$1.65	$1.54	$1.24	$1.42	$1.46	$1.31
Adjusted	1.57	1.63	1.67	1.62	1.56	1.36	1.51	1.34
Diluted earnings per share
Reported	1.27	1.58	1.65	1.54	1.24	1.42	1.46	1.31
Adjusted	1.57	1.63	1.66	1.62	1.56	1.36	1.51	1.34
Return on common equity – reported	12.2%	15.8%	16.9%	16.8%	13.2%	15.4%	15.5%	14.4%

Return on common equity – adjusted	15.0	16.3	17.1	17.6	16.6	14.7	16.1	14.8

(billions of Canadian dollars, except as noted)
Average earning assets	$1,200	$1,183	$1,152	$1,124	$1,116	$1,077	$1,077	$1,056

Net interest margin	1.94%	1.93%	1.95%	1.97%	1.93%	1.96%	1.94%	1.98%

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
[3]

In connection with TD Ameritrade's acquisition of Scottrade on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights. As a result of the share issuances, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million reported in the Corporate segment.

[4]

On June 2, 2017, the Bank completed the sale of its Direct Investing business in Europe to Interactive Investor PLC. A loss of $40 million after-tax was recorded in the Corporate segment in other income (loss). The loss is not considered to be in the normal course of business for the Bank.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 20

BALANCE SHEET REVIEW

TABLE 16:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS1

(millions of Canadian dollars)		As at
	January 31, 2019	October 31, 2018
Assets
Cash and interest-bearing deposits with banks	$36,052	$35,455
Trading loans, securities, and other	122,070	127,897
Non-trading financial assets at fair value through profit or loss	3,875	4,015
Derivatives	45,094	56,996
Financial assets designated at fair value through profit or loss	3,760	3,618
Financial assets at fair value through other comprehensive income	126,253	130,600
Debt securities at amortized cost, net of allowance for credit losses	107,162	107,171
Securities purchased under reverse repurchase agreements	132,430	127,379
Loans, net of allowance for loan losses	648,468	646,393

Other	97,342	95,379

Total assets	$1,322,506	$1,334,903
Liabilities
Trading deposits	$82,559	$114,704
Derivatives	42,665	48,270
Financial liabilities designated at fair value through profit or loss	26,885	16
Deposits	849,338	851,439
Obligations related to securities sold under repurchase agreements	94,762	93,389
Subordinated notes and debentures	8,893	8,740

Other	135,734	138,305

Total liabilities	1,240,836	1,254,863

Total equity	81,670	80,040
Total liabilities and equity	$1,322,506	$1,334,903

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

Total assets were $1,323 billion as at January 31, 2019, a decrease of $12 billion, or 1%, from October 31, 2018. The decrease was primarily due to derivatives of $12 billion, trading loans, securities, and other of $6 billion, and financial assets at fair value through other comprehensive income of $4 billion. The decrease was partially offset by increases in securities purchased under reverse repurchase agreements of $5 billion, loans, net of allowances for loan losses of $2 billion, and other assets of $2 billion. The foreign currency translation impact on total assets, primarily in the U.S. Retail segment, was a decrease of approximately $1 billion.

Trading loans, securities, and other decreased $6 billion primarily due to a decrease in trading securities, partially offset by higher market value of commodities.

Derivatives decreased $12 billion primarily due to the impact of the foreign exchange, interest rates, and equity markets on the mark-to-market values, partially offset by reduced netting of positions.

Financial assets at fair value through other comprehensive income decreased $4 billion primarily due to sales and maturities, partially offset by new investments.

Securities purchased under reverse repurchase agreements increased $5 billion primarily due to an increase in secured financing activities.

Loans (net of allowance for loan losses) increased $2 billion primarily due to business loans, HELOC, and credit card loans.

Other assets increased $2 billion primarily due to an increase in bankers' acceptance loans, and the impacts of the acquisition of Greystone and the long-term loyalty agreement with Air Canada.

Total liabilities were $1,241 billion as at January 31, 2019, a decrease of $14 billion, or 1%, from October 31, 2018. The decrease was primarily due to trading deposits of $32 billion, derivatives of $6 billion, deposits of $2 billion, and other liabilities of $3 billion. The decrease was partially offset by increases in financial liabilities designated at fair value though profit and loss of $27 billion, and obligations related to securities sold under repurchase agreements of $1 billion. The foreign currency translation impact on total liabilities, primarily in the U.S. Retail segment, was a decrease of approximately $1 billion.

Trading deposits decreased $32 billion as the majority of maturing deposits were reissued as financial liabilities designated at fair value through profit and loss.

Derivatives decreased $6 billion primarily due to the impact of the foreign exchange, interest rates, and equity markets on the mark-to-market values, partially offset by reduced netting of positions.

Financial liabilities designated at fair value through profit and loss increased $27 billion due to new issuances of funding instruments.

Deposits decreased $2 billion primarily due to a decrease in business and government deposits.

Obligations related to securities sold under repurchase agreements increased $1 billion primarily due to an increase in trading volumes.

Other liabilities decreased $3 billion primarily due to amounts payable to brokers, dealers and clients due to unsettled and pending trades.

Equity was $82 billion as at January 31, 2019, an increase of $2 billion, or 2%, from October 31, 2018. The increase was primarily in other comprehensive income due to gains on cash flow hedges, the issuance of common shares due to the acquisition of Greystone, and the issuance of Non-Cumulative 5-year Rate Reset Preferred Shares, Series 22, partially offset by the redemption of the TD Capital Trust III securities and actuarial losses on employee benefit plans.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 21

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q1 2019 vs. Q1 2018

Gross impaired loans excluding FDIC covered loans and other ACI loans were $3,534 million as at January 31, 2019, an increase of $486 million, or 16%, compared with the first quarter last year. Canadian Retail gross impaired loans increased $102 million, or 12%, compared with the first quarter last year largely due to new formations in the Canadian commercial portfolio. U.S. Retail gross impaired loans increased $415 million, or 19%, compared with the first quarter last year largely reflecting new formations in the commercial portfolio primarily attributable to the power and utilities sector and the impact of foreign exchange. Wholesale gross impaired loans were nil, a decrease of $31 million compared with the first quarter last year reflecting resolutions in the oil and gas sector. Net impaired loans were $2,754 million as at January 31, 2019, an increase of $418 million, or 18%, compared with the first quarter last year, largely driven by the new formations in U.S. commercial portfolio and the impact of foreign exchange.

The allowance for credit losses of $4,804 million as at January 31, 2019, was comprised of Stage 3 allowance for impaired loans of $796 million, Stage 2 allowance of $1,789 million, Stage 1 allowance of $2,213 million collectively for performing loans and off-balance sheet instruments and allowance for debt securities of $6 million.

The Stage 3 allowance for loan losses increased $58 million, or 8%, primarily due to an increase in the U.S. credit card portfolio and the impact of foreign exchange. The Stage 1 and Stage 2 allowance for loan losses increased $428 million, or 12%, largely reflecting an increase in the U.S. credit card portfolio and the impact of foreign exchange.

The allowance for debt securities decreased by $140 million, or 96% compared with the first quarter last year primarily reflecting the sale of certain debt securities.

The Bank periodically reviews the methodology for assessing significant increase in credit risk and expected credit losses (ECLs). Forward-looking information is incorporated as appropriate where macroeconomic scenarios and associated probability weights are updated quarterly and incorporated to determine the probability-weighted ECLs. As part of periodic review and quarterly updates, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios and forward-looking views, which may cause a change to the allowance for ECLs. During the first quarter of 2019, no changes were made to the methodology.

The Bank calculates allowances for ECLs on debt securities measured at amortized cost and FVOCI. The Bank has $229 billion in such debt securities of which $229 billion are performing securities (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on debt securities at amortized cost and debt securities at FVOCI was $1 million and $5 million, respectively.

Quarterly comparison – Q1 2019 vs. Q4 2018

Gross impaired loans excluding FDIC covered loans and other ACI loans increased $380 million, or 12%, compared with the prior quarter due to new formations in the U.S. commercial portfolio primarily attributable to the power and utilities sector and seasonal trends in the U.S. credit card and auto portfolios. Impaired loans net of allowance increased $286 million, or 12%, compared with the prior quarter due to new formations in the U.S. commercial portfolio.

The Stage 3 allowance for loan losses increased $92 million, or 13%, compared with the prior quarter reflecting seasonal trends in the U.S. credit card portfolio and an increase attributable to the U.S. commercial portfolio. The Stage 1 and Stage 2 allowance for loan losses increased $128 million, or 3%, compared with the prior quarter.

The allowance for debt securities decreased by $74 million, or 93% compared to the prior quarter primarily reflecting the sale of certain debt securities.

For further details on loans, impaired loans, and allowance for credit losses, refer to Note 6 of the Bank’s first quarter 2019 Interim Consolidated Financial Statements.

TABLE 17:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES

(millions of Canadian dollars)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018
Personal, Business, and Government Loans[1]
Impaired loans as at beginning of period	$3,154	$2,964	$3,085
Classified as impaired during the period	1,722	1,424	1,257
Transferred to performing during the period	(200)	(227)	(189)
Net repayments	(371)	(327)	(340)
Disposals of loans	–	(1)	(9)
Amounts written off	(766)	(705)	(648)
Recoveries of loans and advances previously written off	–	–	–

Exchange and other movements	(5)	26	(108)
Impaired loans as at end of period	$3,534	$3,154	$3,048

[1]	Excludes FDIC covered loans and other ACI loans.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 22

TABLE 18:  ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)			As at
	January 31 2019	October 31 2018	January 31 2018
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$1,640	$1,628	$1,495
Stage 2 allowance for loan losses	1,293	1,217	1,232

Stage 3 allowance for loan losses	796	704	738
Total allowance for loan losses for on-balance sheet loans	3,729	3,549	3,465
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses	573	550	463

Stage 2 allowance for loan losses	496	479	384

Total allowance for off-balance sheet instruments	1,069	1,029	847

Allowance for loan losses	4,798	4,578	4,312

Allowance for debt securities	6	80	146
Allowance for credit losses	$4,804	$4,658	$4,458
Impaired loans, net of allowance[1,2]	$2,754	$2,468	$2,336
Net impaired loans as a percentage of net loans[1,2]	0.41%	0.37%	0.37%

Provision for loan losses as a percentage of net average loans and acceptances	0.50	0.40	0.44

[1]	Excludes FDIC covered loans and other ACI loans.
[2]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrowers' default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 19:  CANADIAN REAL ESTATE SECURED LENDING1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					January 31, 2019
Total	$193,918	$51,870	$245,788	$35,167	$280,955

					October 31, 2018
Total	$193,829	$50,554	$244,383	$35,605	$279,988

[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 23

TABLE 20: REAL ESTATE SECURED LENDING1,2,3

(millions of Canadian dollars, except as noted)												As at

	Residential mortgages				Home equity lines of credit				Total
	Insured[4]		Uninsured		Insured[4]		Uninsured		Insured[4]		Uninsured
								January 31, 2019
Canada
Atlantic provinces	$3,443	1.8%	$2,596	1.3%	$426	0.5%	$1,312	1.5%	$3,869	1.4%	$3,908	1.4%
British Columbia[5]	12,008	6.2	23,942	12.3	1,992	2.3	14,418	16.6	14,000	5.0	38,360	13.7
Ontario[5]	34,212	17.6	61,825	31.9	7,049	8.1	40,685	46.6	41,261	14.7	102,510	36.4
Prairies[5]	23,191	12.0	15,114	7.8	3,441	4.0	10,988	12.6	26,632	9.5	26,102	9.3

Québec	9,130	4.7	8,457	4.4	1,106	1.3	5,620	6.5	10,236	3.6	14,077	5.0

Total Canada	81,984	42.3%	111,934	57.7%	14,014	16.2%	73,023	83.8%	95,998	34.2%	184,957	65.8%

United States	893		30,889		1		12,134		894		43,023
Total	$82,877		$142,823		$14,015		$85,157		$96,892		$227,980
								October 31, 2018
Canada
Atlantic provinces	$3,492	1.8%	$2,544	1.3%	$424	0.5%	$1,312	1.5%	$3,916	1.4%	$3,856	1.4%
British Columbia[5]	12,389	6.4	23,460	12.1	1,981	2.3	14,221	16.5	14,370	5.1	37,681	13.5
Ontario[5]	35,355	18.2	60,308	31.2	7,052	8.2	40,163	46.6	42,407	15.1	100,471	35.9
Prairies[5]	23,561	12.2	14,998	7.7	3,408	4.0	10,963	12.7	26,969	9.6	25,961	9.3

Québec	9,350	4.8	8,372	4.3	1,105	1.3	5,530	6.4	10,455	3.7	13,902	5.0

Total Canada	84,147	43.4%	109,682	56.6%	13,970	16.3%	72,189	83.7%	98,117	34.9%	181,871	65.1%

United States	900		30,462		1		12,367		901		42,829
Total	$85,047		$140,144		$13,971		$84,556		$99,018		$224,700

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Geographic location is based on the address of the property mortgaged.
[3]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[4]

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

[5]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 21: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION1,2

									As at
	<5 years	5–<10 years	10–<15 years	15–<20 years	20–<25 years	25–<30 years	30–<35 years	>=35 years	Total
							January 31, 2019
Canada	1.0%	3.7%	6.8%	15.6%	43.2%	29.5%	0.2%	–%	100%

United States	4.7	7.8	4.8	5.4	29.2	47.2	0.6	0.3	100
Total	1.6%	4.3%	6.5%	14.1%	41.2%	32.0%	0.3%	–%	100%
							October 31, 2018
Canada	1.0%	3.8%	6.7%	15.1%	42.7%	30.1%	0.6%	–%	100%

United States	4.8	8.2	4.8	5.2	29.4	46.3	1.0	0.3	100
Total	1.6%	4.4%	6.5%	13.7%	40.8%	32.4%	0.6%	–%	100%

[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[2]	Percentage based on outstanding balance.

TABLE 22:  UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit[4,5]	Total	Residential mortgages	Home equity lines of credit[4,5]	Total
		January 31, 2019			October 31, 2018
Canada
Atlantic provinces	73%	69%	72%	75%	71%	73%
British Columbia[6]	66	61	63	65	62	64
Ontario[6]	68	65	66	67	65	66
Prairies[6]	73	71	72	73	71	72

Québec	72	72	72	73	73	73

Total Canada	68	65	67	68	66	67

United States	67	64	65	70	59	65
Total	68%	65%	67%	68%	65%	67%

[1]	Geographic location is based on the address of the property mortgaged.
[2]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[3]	Based on house price at origination.
[4]	Home equity lines of credit (HELOC) loan-to-value includes first position collateral mortgage if applicable.
[5]	HELOC fixed rate advantage option is included in loan-to-value calculation.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 24

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 23:  EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty1

(millions of Canadian dollars)													As at

	Loans and commitments[2]				Derivatives, repos, and securities lending[3]				Trading and investment portfolio[4,5]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[6]
Country											January 31, 2019

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	184	1	185	–	–	3	3	9	26	7	42	230
Ireland	–	–	296	296	9	–	133	142	–	–	–	–	438
Portugal	–	–	–	–	–	131	45	176	–	–	–	–	176

Spain	–	30	57	87	–	–	69	69	15	526	2	543	699

Total GIIPS	–	214	354	568	9	131	250	390	24	552	9	585	1,543

Rest of Europe
Austria	–	–	–	–	6	43	11	60	2	1,022	2	1,026	1,086
Belgium	263	–	161	424	413	16	250	679	41	97	–	138	1,241
Finland	–	102	37	139	–	33	163	196	–	1,111	3	1,114	1,449
France	580	1,227	148	1,955	88	493	1,824	2,405	139	5,431	153	5,723	10,083
Germany	672	669	53	1,394	457	790	1,281	2,528	216	8,202	39	8,457	12,379
Netherlands	466	669	167	1,302	251	355	614	1,220	42	3,429	254	3,725	6,247
Norway	–	154	5	159	1	474	52	527	16	535	769	1,320	2,006
Sweden	–	146	121	267	–	257	119	376	18	1,623	605	2,246	2,889
Switzerland	997	58	119	1,174	24	–	932	956	63	–	81	144	2,274
United Kingdom	2,913	1,706	40	4,659	1,707	678	8,009	10,394	304	984	2,163	3,451	18,504

Other[7]	–	5	99	104	16	169	628	813	5	433	73	511	1,428

Total Rest of Europe	5,891	4,736	950	11,577	2,963	3,308	13,883	20,154	846	22,867	4,142	27,855	59,586
Total Europe	$5,891	$4,950	$1,304	$12,145	$2,972	$3,439	$14,133	$20,544	$870	$23,419	$4,151	$28,440	$61,129
Country											October 31, 2018

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	178	1	179	–	–	3	3	26	22	5	53	235
Ireland	–	–	197	197	17	–	268	285	–	–	–	–	482
Portugal	–	–	–	–	–	139	56	195	1	–	–	1	196

Spain	–	30	56	86	–	–	61	61	23	522	–	545	692

Total GIIPS	–	208	254	462	17	139	388	544	50	544	5	599	1,605

Rest of Europe
Austria	–	–	7	7	9	46	12	67	–	1,008	–	1,008	1,082
Belgium	263	–	225	488	140	34	486	660	40	94	2	136	1,284
Finland	–	141	–	141	–	36	110	146	–	1,071	–	1,071	1,358
France	579	514	133	1,226	77	621	1,822	2,520	122	5,613	176	5,911	9,657
Germany	1,106	354	210	1,670	443	805	933	2,181	240	7,779	63	8,082	11,933
Netherlands	509	706	194	1,409	273	506	362	1,141	44	3,717	265	4,026	6,576
Norway	121	33	5	159	20	288	54	362	24	426	630	1,080	1,601
Sweden	–	67	95	162	–	287	235	522	15	1,548	644	2,207	2,891
Switzerland	997	58	89	1,144	37	–	2,127	2,164	39	–	25	64	3,372
United Kingdom	2,872	1,082	19	3,973	1,558	559	9,262	11,379	336	857	2,429	3,622	18,974

Other[7]	–	5	99	104	30	164	761	955	3	395	66	464	1,523

Total Rest of Europe	6,447	2,960	1,076	10,483	2,587	3,346	16,164	22,097	863	22,508	4,300	27,671	60,251
Total Europe	$6,447	$3,168	$1,330	$10,945	$2,604	$3,485	$16,552	$22,641	$913	$23,052	$4,305	$28,270	$61,856

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2

Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at January 31, 2019, or October 31, 2018.

[3]

Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $0.2 billion (October 31, 2018 – $0.4 billion) for GIIPS and $45.5 billion for the rest of Europe (October 31, 2018 – $66 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.

[4]	Trading and investment portfolio includes deposits and trading exposures are net of eligible short positions.
[5]	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were not significant as at January 31, 2019 and October 31, 2018.
[6]	The reported exposures do not include $0.2 billion of protection the Bank purchased through CDS (October 31, 2018 – $0.2 billion).
[7]

Other European exposure is distributed across 10 countries (October 31, 2018 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at January 31, 2019.

Of the Bank's European exposure, approximately 97% (October 31, 2018 – 96%) is to counterparties in countries rated AA or better by either Moody's Investor Services (Moody's) or Aa3 or better by Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA or better, and cash. The Bank also takes a limited amount of exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $10.7 billion (October 31, 2018 – $11.2 billion) of exposure to supranational entities with European sponsorship and $1.3 billion (October 31, 2018 – $1.0 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 25

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the "Capital Position" section of the Bank's 2018 Annual Report.

OSFI's Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

From fiscal 2014 to 2018, the CVA capital charge was phased-in based on a scalar approach. For fiscal 2018, the scalars inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 80%, 83%, and 86%, respectively. For fiscal 2019, the CVA has been fully phased-in.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures.

Effective November 1, 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures was capped at 1.25% of total RWA in the first quarter of 2017 and increases each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at January 31, 2019, the CCB is only applicable to private sector credit exposures located in Hong Kong, Sweden, Norway, and the United Kingdom. Based on the allocation of exposures and buffers currently in place in Hong Kong, Sweden, Norway, and the United Kingdom, the Bank's countercyclical buffer requirement is 0% as at January 31, 2019.

On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffer through the introduction of the public Domestic Stability Buffer (DSB). The DSB is held by D-SIBs against Pillar 2 risks associated with systemic vulnerabilities including, but not limited to: i) Canadian consumer indebtedness; ii) asset imbalances in the Canadian market; and iii) Canadian institutional indebtedness. The level of the buffer ranges between 0% and 2.5% of total RWA and must be met with CET1 Capital. At a minimum, OSFI will review the buffer semi-annually and any changes will be made public. The current buffer is set at 1.5%. In December 2018, OSFI announced that the DSB would be set at 1.75% as of April 30, 2019 effectively raising the CET1 target to 9.75%. A breach of the buffer will not automatically constrain capital distributions; however, OSFI will require a remediation plan.

Effective in the second quarter of 2018, OSFI implemented a revised methodology for calculating the regulatory capital floor. The revised floor is based on the Basel II standardized approach, with the floor factor transitioned in over three quarters. The floor was fully transitioned, to a factor of 75%, in the fourth quarter of fiscal 2018. The Bank is not constrained by the capital floor.

In the current quarter, the Bank implemented the revised CAR guidelines related to the domestic implementation of the standardized approach for counterparty credit risk (SA-CCR), capital requirements for bank exposures to central counterparties, as well as revisions to the securitization framework.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

The Canadian Bail-in regime, including OSFI's Total Loss Absorbing Capacity (TLAC) guideline, came into effect on September 23, 2018. Under this guideline, the Bank in required to meet target TLAC requirements by November 1, 2021. The Bank is currently subject to a target risk-based TLAC ratio of 23.25% of RWA and a TLAC leverage ratio of 6.75%.

Global Systemically Important Banks Disclosures

In July 2013, the BCBS issued an update to the final rules on Global Systemically Important Banks (G-SIBs) and outlined the G-SIB assessment methodology which is based on the submissions of the largest global banks. Twelve indicators are used in the G-SIB assessment methodology to determine systemic importance. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank's ranking is reliant on the results and submissions of other global banks. The update also provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology. As per OSFI's revised Advisory issued September 2015, the Canadian banks that have been designated as D-SIBs are also required by OSFI to publish, at a minimum, the twelve indicators used in the G-SIB indicator-based assessment framework. Public disclosure of financial year-end data is required annually, no later than the date of a bank's first quarter public disclosure of shareholder financial data in the following year.

In July 2018, BCBS issued a revised G-SIB framework entitled "G-SIBs: revised assessment methodology and the higher loss absorbency requirement". The new assessment methodology introduces a trading volume indicator and modifies the weights in the substitutability category, amends the definition of cross-jurisdictional indicators, extends the scope of consolidation to insurance subsidiaries, and provides further guidance on bucket migration and associated loss absorbency surcharges. The revised methodology is expected to be implemented in 2021.

The indicator-based measurement approach divides the twelve indicators into five categories, with each category yielding a 20% weight to a bank's total score on the G-SIB scale as per the following table.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 26

Category (and weighting)	Individual indicator (and weighting)	Category background
Cross-jurisdictional activity (20%)	1. Cross-jurisdictional claims (10%) 2. Cross-jurisdictional liabilities (10%)

This category measures the importance of the bank's activities outside its home jurisdiction, relative to overall activity of other banks. The two indicators account for an understanding that the international impact of a bank's distress or failure would vary in line with its share of cross-jurisdictional assets and liabilities.

Size (20%)	3. Total exposures as defined for use in the Basel III leverage ratio (20%)

This category measures the size of the bank. The larger the bank, the more difficult it is for its activities to be quickly replaced by other banks and therefore the greater the chance that its distress or failure would cause disruption to the financial markets in which it operates. The distress or failure of a large bank is also more likely to damage confidence in the financial system as a whole. Size is therefore a key measure of systemic importance.

Interconnectedness (20%)	4. Intra-financial system assets (6.67%) 5. Intra-financial system liabilities (6.67%) 6. Securities outstanding (6.67%)

This category measures the magnitude of dependence amongst banks. Given the network of contractual obligations in which the banks operate, financial distress at one institution can materially increase the likelihood of distress at other institutions. A bank's systemic impact is likely to be positively related to its interconnectedness vis-à-vis other financial institutions.

Substitutability / financial institution infrastructure (20%)	7. Assets under custody (6.67%) 8. Payments activity (6.67%) 9. Underwritten transactions in debt and equity markets (6.67%)

This category measures the extent to which other institutions could provide the same service (such as availability of substitutes) of the failed bank. The three indicators also measure the bank's dominance in the financial institution infrastructure in which it operates. The greater a bank's role in a particular business line, or as a service provider in underlying market infrastructure (for example, payment systems), the larger the disruption will likely be following its failure, in terms of both service gaps and reduced flow of market and infrastructure liquidity. At the same time, the cost to the failed bank's customers in having to seek the same service from another institution is likely to be higher for a failed bank with relatively greater market share in providing the service.

Complexity (20%)	10. Notional amount of over-the-counter (OTC) derivatives (6.67%) 11. Trading and available-for-sale securities (6.67%) 12. Level 3 assets (6.67%)

This category measures the complexity of the bank. The systemic impact of a bank's distress or failure is expected to be positively related to its overall complexity – that is, its business, structural, and operational complexity. The more complex a bank is, the greater are the costs and time needed to resolve the bank.

Based on 2017 fiscal year indicators, the Bank was not designated a G-SIB in November 2018. If the Bank were designated a G-SIB in the future, the Bank's capital ratio requirements would include the higher of the D-SIB and G-SIB surcharges, both of which are currently 1%, as per the draft OSFI CAR guideline released for public consultation in August 2017. Additionally, the Bank's minimum leverage ratio requirement would be the current OSFI and BCBS stipulated 3%. The D-SIB and G-SIB surcharges, and leverage ratio requirements, are subject to change at the discretion of the regulators. On December 15, 2016, the Federal Reserve Board adopted a final rule establishing TLAC and related requirements for U.S. bank holding companies designated as G-SIBs and intermediate holding companies (IHCs) of foreign banking organizations designated as G-SIBs. The rule requires that covered institutions maintain a minimum amount of loss-absorbing capital, long-term debt and imposes other limits and requirements so that, in the event of the covered institution's failure, there will be sufficient internal loss-absorbing capacity available to allow for an orderly resolution. If the Bank should be designated as a G-SIB in the future, the rule will be applicable to the Bank's IHC, TD Group US Holding LLC (TDGUS), with a phase-in period.

Failure to meet the Bank's capital ratios and TLAC requirements, including any applicable surcharge if the Bank were designated a G-SIB in the future, could result in limitations on the Bank's ability to distribute capital and make certain discretionary compensation payments, and may negatively impact TD's reputation in the market.

The following table provides the results of the twelve indicators for the Bank. The increase in Cross-jurisdictional liabilities is due to an increase in deposits and obligations related to securities sold under repurchase agreements. The increase in notional amount of OTC derivatives is due to foreign exchange forwards and interest rate swaps.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 27

TABLE 24:  G-SIB INDICATORS

(millions of Canadian dollars)			As at
		October 31 2018	October 31 2017

Category (and weighting)	Individual Indicator
Cross-jurisdictional activity (20%)	Cross-jurisdictional claims	$614,504	$580,509

	Cross-jurisdictional liabilities	567,172	457,379

Size (20%)	Total exposures as defined for use in the Basel III leverage ratio	1,452,835	1,366,804
Interconnectedness (20%)	Intra-financial system assets	82,249	81,564
	Intra-financial system liabilities	44,761	37,990

	Securities outstanding	363,154	330,694
Substitutability / financial institution	Assets under custody	410,970	410,462
infrastructure (20%)	Payments activity	28,769,038	27,109,728

	Underwritten transactions in debt and equity markets	140,173	134,448
Complexity (20%)	Notional amount of OTC derivatives	13,382,592	10,266,636
	Trading and available-for-sale securities	93,353	92,689

	Level 3 assets	3,352	3,586

The following table provides details of TD's regulatory capital position.

TABLE 25:  REGULATORY CAPITAL POSITION

(millions of Canadian dollars, except as noted)			As at
	January 31 2019	October 31 2018	January 31 2018
Capital
Common Equity Tier 1 Capital	$52,668	$52,389	$46,809
Tier 1 Capital	59,396	59,735	53,403

Total Capital	69,968	70,434	62,769
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[1]	370,583	370,044	335,600
Market risk	15,735	13,213	11,303
Operational risk	53,006	52,375	49,416

Regulatory floor	–	–	44,954
Total	$439,324	$435,632	$441,273
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	12.0%	12.0%	10.6%
Tier 1 Capital ratio[1]	13.5	13.7	12.1
Total Capital ratio[1]	15.9	16.2	14.2

Leverage ratio	4.1	4.2	4.0

1

Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2018, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 80%, 83%, and 86%. For fiscal 2019, the scalars are 100%.

As at January 31, 2019, the Bank's CET1, Tier 1, and Total Capital ratios were 12.0%, 13.5%, and 15.9%, respectively. Compared with the Bank's CET1 Capital ratio of 12.0% at October 31, 2018, the CET1 Capital ratio remained relatively flat as the decrease due to the loyalty agreement with Air Canada, common shares repurchased, actuarial losses on employee benefit plans, and the acquisition of Greystone was offset by organic capital growth.

As at January 31, 2019, the Bank's Leverage ratio was 4.1%, compared with the Bank's Leverage ratio of 4.2% at October 31, 2018. The Leverage ratio decreased due to an increase in exposure resulting from the implementation of the standardized approach for measuring counterparty credit risk, partially offset by capital generation and preferred share issuances.

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the "Future Regulatory Capital Developments" section of the Bank's 2018 Annual Report, are noted below.

In January 2019, BCBS issued the final minimum capital requirements for market risk standard. The key aspects of the standard include: clarification on the scope; a refined standardized approach for foreign exchange risk and index instruments; revised standardized risk weights applicable to general interest rate risk, foreign exchange, and certain other exposures; revisions to the assessment process relating to internal models reflecting the risks on individual trading desks; and revisions related to identification of risk factors that are eligible for internal modelling. The standard is effective January 1, 2022.

In December 2018, BCBS issued a consultative document on leverage ratio disclosure requirements. The proposal requires banks to include in Pillar 3 disclosures, in addition to current requirements, the amount of each of the following exposures calculated based on an average of daily values over the quarter: adjusted gross securities financing transaction assets; replacement cost derivative exposures; and central bank reserves that are included on-balance sheet. The revisions are expected to be implemented no later than January 1, 2022.

In December 2018, OSFI released proposed revisions to the Large Exposure Limit guideline. The proposed guideline specifies a number of revisions to the large exposure limit calculation including, moving the eligible capital base from Total capital to Tier 1 capital, tighter limits for exposures to systemically important banks, and providing for the recognition of eligible credit risk mitigation techniques. It also contains additional guidance for determining groups of connected counterparties. The guideline is expected to be implemented in the first quarter of 2020.

In December 2018, BCBS issued the final "Pillar 3 disclosure requirements – updated framework". The framework includes disclosure revisions and additions arising from the finalization of the Basel III reforms related to the following areas: credit risk, operational risk, leverage ratio, credit valuation adjustment risk; RWA calculated by the Bank's internal models and under standardized approaches; and an overview of risk management, RWA, and key prudential metrics. The framework also contains new disclosure requirements related to asset encumbrance and capital distribution constraints. These disclosure requirements, together with the first and second phase of the revised Pillar 3 disclosure requirements, issued in January 2015 and March 2017 respectively, complete the Pillar 3 framework. The disclosure requirements related to Basel III reforms are effective January 1, 2022.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 28

Normal Course Issuer Bid

On December 10, 2018, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's amended normal course issuer bid (NCIB) to repurchase for cancellation up to an additional 20 million of the Bank's common shares. During the three months ended January 31, 2019, the Bank repurchased 4.5 million common shares under its NCIB at an average price of $69.63 per share for a total amount of $313 million.

On April 19, 2018, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 20 million of the Bank's common shares. During the year ended October 31, 2018, the Bank repurchased 20 million common shares under its NCIB at an average price of $75.07 per share for a total amount of $1.5 billion.

TABLE 26:  EQUITY AND OTHER SECURITIES

(millions of shares/units, except as noted)		As at
	January 31, 2019	October 31, 2018
	Number of shares/units	Number of shares/units
Common shares outstanding	1,832.8	1,830.4

Treasury shares – common	(2.0)	(2.1)

Total common shares	1,830.8	1,828.3
Stock options
Vested	6.5	4.7

Non-vested	8.2	8.4
Preferred shares – Class A
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12	28.0	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
Series 18	14.0	14.0
Series 20	16.0	16.0

Series 22	14.0	–

	214.0	200.0

Treasury shares – preferred	(0.1)	(0.3)

Total preferred shares	213.9	199.7
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008[1]	–	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0

[1]	TD Capital Trust III redeemed all of the outstanding TD Capital Trust III Securities – Series 2008 on December 31, 2018.

Preferred shares Series 1, 3, 5, 7, 9, 11, 12, 14, 16, 18, 20, and 22 include NVCC provisions. If a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.1 billion in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 2,550 million in aggregate. The following subordinated debentures contain NVCC provisions: the 2.692% subordinated debentures due June 24, 2025, 2.982% subordinated debentures due September 30, 2025, 3.589% subordinated debentures due September 14, 2028, 3.224% subordinated debentures due July 25, 2029, 4.859% subordinated debentures due March 4, 2031, and the 3.625% subordinated debentures due September 15, 2031. Refer to Note 19 of the Bank's 2018 Consolidated Financial Statements for additional details.

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank's tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD's strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not 'bet the bank' on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 29

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the Bank's 2018 Annual Report. Additional information on risk factors can be found in the 2018 MD&A under the heading "Risk Factors and Management". For a complete discussion of the risk governance structure and the risk management approach, refer to the "Managing Risk" section in the Bank's 2018 Annual Report.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2019.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 27:  GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based (AIRB) Approaches1

(millions of Canadian dollars)						As at
		January 31, 2019		October 31, 2018
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$3,273	$372,929	$376,202	$3,091	$371,450	$374,541
Qualifying revolving retail	–	112,260	112,260	–	112,388	112,388

Other retail	13,001	79,782	92,783	12,835	80,513	93,348

Total retail	16,274	564,971	581,245	15,926	564,351	580,277
Non-retail
Corporate	133,793	349,996	483,789	132,030	346,751	478,781
Sovereign	91,117	147,652	238,769	95,411	136,951	232,362

Bank	19,247	100,466	119,713	18,019	110,295	128,314

Total non-retail	244,157	598,114	842,271	245,460	593,997	839,457
Gross credit risk exposures	$260,431	$1,163,085	$1,423,516	$261,386	$1,158,348	$1,419,734

[1]	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 30

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 28:  MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)									As at
	January 31, 2019				October 31, 2018
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$31,671	$244	$31,427	$–	$30,720	$729	$29,991	$–	Interest rate
Trading loans, securities, and other	122,070	118,962	3,108	–	127,897	125,437	2,460	–	Interest rate
Non-trading financial assets at fair value through profit or loss	3,875	–	3,875	–	4,015	–	4,015	–	Equity, foreign exchange, interest rate
Derivatives	45,094	41,510	3,584	–	56,996	53,087	3,909	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	3,760	–	3,760	–	3,618	–	3,618	–	Interest rate
Financial assets at fair value through other comprehensive income	126,253	–	126,253	–	130,600	–	130,600	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	107,162	–	107,162	–	107,171	–	107,171	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	132,430	4,384	128,046	–	127,379	3,920	123,459	–	Interest rate
Loans, net of allowance for loan losses	648,468	–	648,468	–	646,393	–	646,393	–	Interest rate
Customers' liability under acceptances	17,881	–	17,881	–	17,267	–	17,267	–	Interest rate
Investment in TD Ameritrade	8,679	–	8,679	–	8,445	–	8,445	–	Equity
Other assets[1]	1,610	–	1,610	–	1,751	–	1,751	–	Interest rate

Assets not exposed to market risk	73,553	–	–	73,553	72,651	–	–	72,651

Total Assets	1,322,506	165,100	1,083,853	73,553	1,334,903	183,173	1,079,079	72,651
Liabilities subject to market risk
Trading deposits	82,559	7,774	74,785	–	114,704	6,202	108,502	–	Interest rate
Derivatives	42,665	38,413	4,252	–	48,270	44,119	4,151	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	12,294	12,294	–	–	12,618	12,618	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	26,885	5	26,880	–	16	2	14		Interest rate
Deposits	849,338	–	849,338	–	851,439	–	851,439	–	Interest rate
Acceptances	17,881	–	17,881	–	17,269	–	17,269	–	Interest rate
Obligations related to securities sold short	38,890	36,874	2,016	–	39,478	37,323	2,155	–	Interest rate
Obligations related to securities sold under repurchase agreements	94,762	2,712	92,050	–	93,389	3,797	89,592	–	Interest rate
Securitization liabilities at amortized cost	13,986	–	13,986	–	14,683	–	14,683	–	Interest rate
Subordinated notes and debentures	8,893	–	8,893	–	8,740	–	8,740	–	Interest rate
Other liabilities[1]	16,811	–	16,811	–	16,134	–	16,134	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	117,542	–	–	117,542	118,163	–	–	118,163
Total Liabilities and Equity	$1,322,506	$98,072	$1,106,892	$117,542	$1,334,903	$104,061	$1,112,679	$118,163

[1]	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 31

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank's market risk capital trading books. For the quarter ended January 31, 2019, there were 14 days of trading losses and trading net revenue was positive for 78% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the first quarter of 2019, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 32

The following table presents the end of quarter, average, high, and low usage of TD's portfolio metrics.

TABLE 29:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	For the three months ended
	January 31 2019					October 31 2018	January 31 2018
	As at	Average	High		Low	Average	Average
Interest rate risk	$12.0	$12.9	$17.2		$8.2	$12.5	$9.0
Credit spread risk	15.6	19.7	22.5		15.6	14.6	9.2
Equity risk	9.1	7.1	10.6		5.1	5.7	7.6
Foreign exchange risk	6.8	6.5	10.2		2.8	5.3	3.7
Commodity risk	2.4	2.6	4.8		1.6	3.3	2.7
Idiosyncratic debt specific risk	16.0	20.2	23.5		16.0	16.2	14.2

Diversification effect[1]	(36.7)	(41.4)	n/m	[2]	n/m	(34.3)	(27.2)

Total Value-at-Risk (one-day)	25.2	27.6	31.8		23.9	23.3	19.2

Stressed Value-at-Risk (one-day)	39.6	60.5	84.4		39.6	46.6	39.0
Incremental Risk Capital Charge (one-year)	$192.8	$232.6	$266.9		$192.8	$185.8	$207.3

 1  The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.

 2  Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR increased quarter-over-quarter and year-over-year due to an increase in debt specific risk reflecting a combination of changes in government and financial bonds positions and changes in market rates. Average Stressed VaR increased quarter-over-quarter and year-over-year driven by U.S. interest rate risk positions.

Average IRC increased quarter-over-quarter and year-over-year due to Canadian bank positions.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for structural interest rate management. This reflects the interest rate risk from personal and commercial banking products (loans and deposits) as well as related funding, investments and high-quality liquid assets (HQLA). EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 33

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2019 an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $304 million (October 31, 2018 – $238 million decrease) after-tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders' equity by $149 million (October 31, 2018 – $2 million increase) after-tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk in the insurance business is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders' equity (after-tax) by currency for those currencies where TD has material exposure.

TABLE 30:  SENSITIVITY OF AFTER-TAX ECONOMIC VALUE-AT-RISK BY CURRENCY

(millions of Canadian dollars)					As at
	January 31, 2019		October 31, 2018		January 31, 2018
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(58)	$1	$(41)	$(17)	$(28)	$(56)

U.S. dollar	(246)	(150)	(197)	19	(275)	(36)
	$(304)	$(149)	$(238)	$2	$(303)	$(92)

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

TD'S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guideline. Under the LAR guideline, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100%. The Bank operates under a prudent funding paradigm with an emphasis on maximizing deposits as a core source of funding and having a ready access to wholesale funding markets across diversified terms, funding types, and currencies so as to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a detailed contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank's Asset/Liability and Capital Committee (ALCO) oversees the Bank's liquidity risk management program. It is designed to ensure there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO comprised of senior management from TBSM, Risk Management, Finance, and Wholesale Banking, identifies and monitors the Bank's liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge are provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank's liquidity position and approves the Bank's Liquidity Risk Management Framework bi-annually and the related policies annually.

Pursuant to the Enhanced Prudential Standards for Bank Holding Companies and Foreign Banking Organizations, the Bank has established TD Group US Holding LLC (TDGUS), as TD's U.S. IHC, and a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD's U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank's liquidity management framework.

The Bank's liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank's 2018 Annual Report. For a complete discussion of liquidity risk, refer to the "Liquidity Risk" section in the Bank's 2018 Annual Report.

LIQUID ASSETS

The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit and liquidity quality.

Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank's insurance businesses due to investment restrictions.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 34

TABLE 31:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY1

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions[2]	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets[2]
		January 31, 2019
Cash and due from banks	$2,018	$–	$2,018	–%	$161	$1,857
Canadian government obligations	14,285	56,195	70,480	13	40,525	29,955
National Housing Act Mortgage-Backed Securities (NHA MBS)	42,208	49	42,257	7	4,310	37,947
Provincial government obligations	14,256	18,908	33,164	6	22,112	11,052
Corporate issuer obligations	4,928	4,214	9,142	2	3,949	5,193
Equities	6,922	2,470	9,392	2	5,624	3,768

Other marketable securities and/or loans	4,154	447	4,601	1	337	4,264

Total Canadian dollar-denominated	88,771	82,283	171,054	31	77,018	94,036
Cash and due from banks	26,327	–	26,327	5	28	26,299
U.S. government obligations	31,779	33,216	64,995	12	29,442	35,553
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	48,472	6,832	55,304	10	16,379	38,925
Other sovereign obligations	52,558	39,670	92,228	16	29,529	62,699
Corporate issuer obligations	76,697	2,722	79,419	14	7,405	72,014
Equities	31,616	33,202	64,818	11	30,671	34,147

Other marketable securities and/or loans	5,620	659	6,279	1	967	5,312

Total non-Canadian dollar-denominated	273,069	116,301	389,370	69	114,421	274,949
Total	$361,840	$198,584	$560,424	100%	$191,439	$368,985

		October 31, 2018
Cash and due from banks	$3,002	$–	$3,002	1%	$1,098	$1,904
Canadian government obligations	18,256	63,463	81,719	14	47,572	34,147
NHA MBS	39,649	42	39,691	6	3,057	36,634
Provincial government obligations	12,720	19,241	31,961	5	23,651	8,310
Corporate issuer obligations	6,622	3,767	10,389	2	3,769	6,620
Equities	10,554	1,637	12,191	2	6,028	6,163

Other marketable securities and/or loans	2,655	349	3,004	1	277	2,727

Total Canadian dollar-denominated	93,458	88,499	181,957	31	85,452	96,505
Cash and due from banks	24,046	–	24,046	4	28	24,018
U.S. government obligations	30,163	37,691	67,854	12	32,918	34,936
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	47,150	927	48,077	8	7,522	40,555
Other sovereign obligations	56,034	45,912	101,946	18	41,993	59,953
Corporate issuer obligations	78,160	1,576	79,736	14	7,234	72,502
Equities	33,514	37,666	71,180	12	32,206	38,974

Other marketable securities and/or loans	4,786	4	4,790	1	191	4,599

Total non-Canadian dollar-denominated	273,853	123,776	397,629	69	122,092	275,537
Total	$367,311	$212,275	$579,586	100%	$207,544	$372,042

[1]	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 32:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	January 31 2019	October 31 2018
The Toronto-Dominion Bank (Parent)	$131,008	$136,544
Bank subsidiaries	217,237	217,565

Foreign branches	20,740	17,933
Total	$368,985	$372,042

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 35

The Bank's monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended January 31, 2019 and October 31, 2018, are summarized in the following table.

TABLE 33:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY1

(millions of Canadian dollars, except as noted)		Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions[2]	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets[2]
		January 31, 2019
Cash and due from banks	$2,583	$–	$2,583	–%	$451	$2,132
Canadian government obligations	15,721	57,341	73,062	12	42,228	30,834
NHA MBS	42,274	40	42,314	7	3,890	38,424
Provincial government obligations	13,372	19,900	33,272	6	23,001	10,271
Corporate issuer obligations	5,349	4,017	9,366	2	3,845	5,521
Equities	7,367	2,972	10,339	2	6,220	4,119

Other marketable securities and/or loans	3,414	465	3,879	1	345	3,534

Total Canadian dollar-denominated	90,080	84,735	174,815	30	79,980	94,835
Cash and due from banks	30,137	–	30,137	5	28	30,109
U.S. government obligations	33,103	38,549	71,652	12	35,498	36,154
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	49,877	6,911	56,788	10	17,436	39,352
Other sovereign obligations	54,201	42,376	96,577	16	30,857	65,720
Corporate issuer obligations	79,597	2,800	82,397	14	7,109	75,288
Equities	33,735	35,711	69,446	12	31,206	38,240

Other marketable securities and/or loans	5,763	239	6,002	1	677	5,325

Total non-Canadian dollar-denominated	286,413	126,586	412,999	70	122,811	290,188
Total	$376,493	$211,321	$587,814	100%	$202,791	$385,023

		October 31, 2018
Cash and due from banks	$4,200	$–	$4,200	1%	$935	$3,265
Canadian government obligations	16,586	61,096	77,682	13	44,245	33,437
NHA MBS	40,487	43	40,530	7	3,496	37,034
Provincial government obligations	12,208	18,597	30,805	5	23,316	7,489
Corporate issuer obligations	6,382	3,814	10,196	2	2,890	7,306
Equities	11,202	2,015	13,217	2	5,225	7,992

Other marketable securities and/or loans	2,662	400	3,062	1	265	2,797

Total Canadian dollar-denominated	93,727	85,965	179,692	31	80,372	99,320
Cash and due from banks	28,225	–	28,225	5	28	28,197
U.S. government obligations	31,039	37,601	68,640	12	35,498	33,142
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	46,720	966	47,686	8	8,100	39,586
Other sovereign obligations	54,256	49,743	103,999	18	43,555	60,444
Corporate issuer obligations	76,491	1,557	78,048	13	6,584	71,464
Equities	33,840	36,898	70,738	12	32,668	38,070

Other marketable securities and/or loans	4,671	25	4,696	1	590	4,106

Total non-Canadian dollar-denominated	275,242	126,790	402,032	69	127,023	275,009
Total	$368,969	$212,755	$581,724	100%	$207,395	$374,329

[1]	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 34:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	January 31 2019	October 31 2018
The Toronto-Dominion Bank (Parent)	$134,578	$138,695
Bank subsidiaries	227,337	216,779

Foreign branches	23,108	18,855
Total	$385,023	$374,329

ASSET ENCUMBRANCE

In the course of the Bank's day-to-day operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 36

TABLE 35:  ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars, except as noted)	As at
	Encumbered[1]		Unencumbered
	Pledged as collateral[2]	Other[3]	Available as collateral[4]	Other[5]	Total assets	Encumbered assets as a % of total assets
					January 31, 2019
Cash and due from banks	$126	$–	$–	$4,255	$4,381	–%
Interest-bearing deposits with banks	4,115	101	24,005	3,450	31,671	0.3
Securities, trading loans, and other[6]	65,962	12,250	269,497	15,411	363,120	5.9
Derivatives	–	–	–	45,094	45,094	–
Securities purchased under reverse repurchase agreements[7]	–	–	–	132,430	132,430	–
Loans, net of allowance for loan losses	24,581	58,291	82,866	482,730	648,468	6.3
Customers' liability under acceptances	–	–	–	17,881	17,881	–
Investment in TD Ameritrade	–	–	–	8,679	8,679	–
Goodwill	–	–	–	16,941	16,941	–
Other intangibles	–	–	–	2,647	2,647	–
Land, buildings, equipment, and other depreciable assets	–	–	–	5,353	5,353	–
Deferred tax assets	–	–	–	2,266	2,266	–

Other assets[8]	759	–	–	42,816	43,575	0.1

Total on-balance sheet assets	$95,543	$70,642	$376,368	$779,953	$1,322,506	12.6%
Off-balance sheet items[9]
Securities purchased under reverse repurchase agreements	128,819	–	19,563	(132,430)
Securities borrowing and collateral received	42,299	1,503	13,494	–

Margin loans and other client activity	9,874	–	18,030	(12,829)

Total off-balance sheet items	180,992	1,503	51,087	(145,259)
Total	$276,535	$72,145	$427,455	$634,694
					October 31, 2018

Total on-balance sheet assets	$100,719	$72,086	$377,068	$785,030	$1,334,903	12.9%

Total off-balance sheet items	185,323	559	57,845	(142,072)
Total	$286,042	$72,645	$434,913	$642,958

[1]

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.

[2]

Represents assets that have been posted externally to support the Bank's day-to-day operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged to Federal Home Loan Bank (FHLB) to support the U.S. Retail business.

[3]	Assets supporting TD's long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
[4]

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.

[5]

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).

[6]

Securities include trading loans, securities, non-trading financial assets at fair value through profit or loss and other financial assets designated at fair value through profit or loss, securities at fair value through other comprehensive income (FVOCI), and debt securities at amortized cost (DSAC).

[7]	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
[8]	Other assets include amounts receivable from brokers, dealers, and clients.
[9]

Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS

In addition to the "Severe Combined Stress" scenario, TD performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events and market-wide stress events designed to test the impact from risk factors material to TD's risk profile. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the Bank's contingency funding plan actions.

The Bank has liquidity contingency funding plans (CFP) in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies governance protocols and recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

CREDIT RATINGS

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirement to pledge collateral, reduced access to capital markets, and could also affect the Bank's ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 37

TABLE 36:  CREDIT RATINGS1

As at

January 31, 2019

Rating agency	Short-term debt rating	Legacy senior debt rating[2]	Senior debt rating[3]	Outlook
Moody's	P-1	Aa1	Aa3	Stable
S&P	A-1+	AA-	A	Stable

DBRS	R-1 (high)	AA	Aa (low)	Positive
[1]

The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

[2]

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization "bail-in" regime, including debt with an original term-to-maturity of less than 400 days and most structured notes.

[3]	Subject to conversion under the bank recapitalization "bail-in" regime.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD's credit rating. The following table presents the additional collateral that could have been contractually required to be posted to the derivative counterparties at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 37:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES1

(millions of Canadian dollars)	Average for the three months ended

	January 31 2019	October 31 2018
One-notch downgrade	$56	$46
Two-notch downgrade	56	48

Three-notch downgrade	458	458

[1]	The above collateral requirements are based on contractual trading counterparty Credit Support Annex (CSA) and the Bank's credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The Bank's LCR is calculated according to the scenario parameters in the OSFI LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA eligible for the LCR calculation under the OSFI LAR guideline are primarily central bank reserves, sovereign issued or guaranteed securities, and high-quality securities issued by non-financial entities.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 38

The following table summarizes the Bank's average daily LCR position for the quarter ended January 31, 2019.

TABLE 38:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO1

(millions of Canadian dollars, except as noted)	Average for the three months ended

	January 31, 2019
	Total unweighted value (average)[2]		Total weighted value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a	[4]	$213,982

Cash outflows
Retail deposits and deposits from small business customers, of which:	$475,794		$33,707
Stable deposits[5]	198,186		5,946
Less stable deposits	277,608		27,761
Unsecured wholesale funding, of which:	240,154		119,162
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	98,011		23,310
Non-operational deposits (all counterparties)	105,057		58,766
Unsecured debt	37,086		37,086
Secured wholesale funding	n/a		13,465
Additional requirements, of which:	201,542		55,020
Outflows related to derivative exposures and other collateral requirements	29,002		15,906
Outflows related to loss of funding on debt products	6,729		6,729
Credit and liquidity facilities	165,811		32,385
Other contractual funding obligations	8,219		3,460

Other contingent funding obligations[7]	581,689		9,129
Total cash outflows	$ n/a		$233,943

Cash inflows
Secured lending	$178,632		$19,649
Inflows from fully performing exposures	14,767		6,812

Other cash inflows	44,215		44,215
Total cash inflows	$237,614		$70,676

	Average for the three months ended
	January 31, 2019		October 31, 2018
	Total adjusted value		Total adjusted value
Total high-quality liquid assets[8]	$213,982		$206,490
Total net cash outflows[9]	163,267		160,426

Liquidity coverage ratio	131%		129%

[1]	The LCR for the quarter ended January 31, 2019, is calculated as an average of the 62 daily data points in the quarter.
[2]	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
[3]	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
[4]	Not applicable.
[5]

As defined by the OSFI LAR guideline, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.

[6]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

[7]

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

[8]	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
[9]	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).

The Bank's average LCR of 131% for quarter ended January 31, 2019, continues to meet the regulatory requirements.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended January 31, 2019, was $214 billion (October 31, 2018 – $206 billion), with Level 1 assets representing 79% (October 31, 2018 – 80%). The Bank's reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

As described in the "How TD Manages Liquidity Risk" section of the Bank's 2018 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD's 90-day surplus requirement and the target buffers over regulatory requirements from the LCR and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 39

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank's funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank's large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 70% of total funding.

TABLE 39:    SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)	As at
	January 31 2019	October 31 2018
P&C deposits – Canadian Retail	$363,193	$359,473
P&C deposits – U.S. Retail	346,495	346,624

Other deposits	33	36
Total	$709,721	$706,133

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Canadian Senior Notes, Canadian NHA MBS, Canada Mortgage Bonds, debt issued in Australia, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank's wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($10 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC Asset-Backed Security (ABS) Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$40 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($50 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)

The Bank regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank's term debt by currency and funding type. Term funding for the quarter ended January 31, 2019, was $122.3 billion (October 31, 2018 – $127.7 billion).

TABLE 40:  LONG-TERM FUNDING

	As at
Long-term funding by currency	January 31 2019	October 31 2018
Canadian dollar	33%	32%
U.S. dollar	38	39
Euro	19	19
British pound	7	7

Other	3	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium-term notes	53%	55%
Covered bonds	30	29
Mortgage securitization[1]	12	12

Term asset-backed securities	5	4
Total	100%	100%

[1]	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on small groups of depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 40

The following table represents the remaining maturity of various sources of funding outstanding as at January 31, 2019 and October 31, 2018.

TABLE 41:  WHOLESALE FUNDING

(millions of Canadian dollars)	As at

							January 31 2019	October 31 2018
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks[1]	$4,553	$4,053	$1,517	$2,939	$–	$–	$13,062	$14,176
Bearer deposit note	609	894	683	473	–	–	2,659	3,872
Certificates of deposit	8,396	12,766	13,642	12,890	–	–	47,694	51,401
Commercial paper	8,940	12,019	11,821	16,742	–	–	49,522	55,570
Covered bonds	689	–	2,630	3,259	5,668	24,616	36,862	36,284
Mortgage securitization	35	760	1,174	1,934	4,759	17,618	26,280	27,301
Senior unsecured medium-term notes	–	2,287	4,886	9,172	18,982	29,046	64,373	69,518
Subordinated notes and debentures[2]	–	–	–	–	–	8,893	8,893	8,740
Term asset-backed securitization	–	–	998	786	3,138	1,445	6,367	5,626

Other[3]	7,358	1,564	750	989	557	1,081	12,299	6,534
Total	$30,580	$34,343	$38,101	$49,184	$33,104	$82,699	$268,011	$279,022

Of which:
Secured	$724	$760	$4,802	$5,979	$13,565	$43,690	$69,520	$69,225

Unsecured	29,856	33,583	33,299	43,205	19,539	39,009	198,491	209,797
Total	$30,580	$34,343	$38,101	$49,184	$33,104	$82,699	$268,011	$279,022
[1]	Includes fixed-term deposits from banks.
[2]	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
[3]	Includes fixed-term deposits from non-bank institutions (unsecured) of $12.3 billion (October 31, 2018 – $6.5 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three months ended

January 31, 2019, was $0.6 billion (three months ended January 31, 2018 – $0.6 billion). Other asset-backed securities issuance for the three months ended January 31, 2019, was $1.4 billion (three months ended January 31, 2018 – nil). The Bank did not issue unsecured medium-term notes for the three months ended January 31, 2019 (three months ended January 31, 2018 – $4.6 billion). The Bank did not issue covered bonds for the three months ended January 31, 2019 (three months ended January 31, 2018 – $0.9 billion).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

On April 18, 2018, the Government of Canada published the final regulations under the Bank Act and the Canada Deposit Insurance Corporation Act (CDIC Act) providing details of the bank recapitalization "bail-in" regime. The issuance regulations under the Bank Act and the conversion regulations under the CDIC Act came into force on September 23, 2018, while the compensation regulations under the CDIC Act were brought into force immediately upon registration on March 27, 2018. The bail-in regulations represent the final step in the implementation of the bail-in regime which provides the Canada Deposit Insurance Corporation (CDIC) with the power to convert specified eligible liabilities of D-SIBs into common shares in the unlikely event the D-SIB becomes non-viable. The Budget Implementation Act, providing amendments to the CDIC Act, Bank Act and other statutes to allow for bail-in, was passed in June 2016.

In October 2014, the BCBS released the final standard for "Basel III: the net stable funding ratio". The net stable funding ratio (NSFR) requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses. In December 2018, OSFI released the draft NSFR guideline for the Canadian jurisdiction based on the BCBS standards. The public comment period ended in February 2019. OSFI is targeting implementation of the NSFR for D-SIBs in January 2020 with the disclosure requirement beginning January 2021. The NSFR disclosure guideline is currently in the public comment period until March 2019. The NSFR is part of the OSFI LAR.

In February 2019 OSFI issued proposed changes to the LAR guideline for public comment. The proposal increases reserve requirements on certain retail deposit types that, in the view of OSFI, may have higher risk of withdrawals in periods of stress. The regulation also introduces new monitoring requirements on the components of banks' funding profiles. The public consultation period for these changes is open until March 2019, and OSFI targets an implementation date of January 2020.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating capital lease commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank's short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the degree of the Bank's maturity transformation or the Bank's exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank's non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets. The Bank raises short-term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the related funding.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 41

TABLE 42:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at

	January 31, 2019
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$4,378	$3	$–	$–	$–	$–	$–	$–	$–	$4,381
Interest-bearing deposits with banks	30,517	316	512	–	–	–	–	–	326	31,671
Trading loans, securities, and other[1]	2,072	3,042	3,492	1,983	3,107	10,082	24,975	22,649	50,668	122,070
Non-trading financial assets at fair value through profit or loss	–	–	327	658	15	741	631	725	778	3,875
Derivatives	5,102	6,418	3,722	2,289	2,774	5,381	9,725	9,683	–	45,094
Financial assets designated at fair value through profit or loss	228	458	235	41	68	303	1,710	717	–	3,760
Financial assets at fair value through other comprehensive income	2,804	2,312	5,744	4,185	2,938	20,538	55,004	30,767	1,961	126,253
Debt securities at amortized cost, net of allowance for credit losses	681	2,753	3,786	4,174	3,546	6,647	35,441	50,135	(1)	107,162
Securities purchased under reverse repurchase agreements	87,287	25,552	13,995	3,393	2,175	28	–	–	–	132,430
Loans
Residential mortgages	2,444	2,486	10,917	10,837	8,790	44,206	111,426	34,594	–	225,700
Consumer instalment and other personal	959	1,835	3,158	3,723	3,500	14,675	56,952	25,978	61,162	171,942
Credit card	–	–	–	–	–	–	–	–	35,726	35,726

Business and government	21,700	4,316	6,307	8,464	7,102	20,478	69,773	60,468	20,221	218,829

Total loans	25,103	8,637	20,382	23,024	19,392	79,359	238,151	121,040	117,109	652,197

Allowance for loan losses	–	–	–	–	–	–	–	–	(3,729)	(3,729)

Loans, net of allowance for loan losses	25,103	8,637	20,382	23,024	19,392	79,359	238,151	121,040	113,380	648,468
Customers' liability under acceptances	14,727	2,988	149	7	10	–	–	–	–	17,881
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	8,679	8,679
Goodwill[2]	–	–	–	–	–	–	–	–	16,941	16,941
Other intangibles[2]	–	–	–	–	–	–	–	–	2,647	2,647
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,353	5,353
Deferred tax assets	–	–	–	–	–	–	–	–	2,266	2,266
Amounts receivable from brokers, dealers, and clients	26,827	–	–	–	–	–	–	–	–	26,827

Other assets	3,602	3,105	341	140	138	161	231	87	8,943	16,748
Total assets	$203,328	$55,584	$52,685	$39,894	$34,163	$123,240	$365,868	$235,803	$211,941	$1,322,506

Liabilities
Trading deposits	$14,030	$19,676	$18,214	$17,021	$6,702	$1,899	$3,930	$1,087	$–	$82,559
Derivatives	5,884	7,400	3,771	2,375	2,373	4,227	7,466	9,169	–	42,665
Securitization liabilities at fair value	–	193	674	273	573	1,737	6,731	2,113	–	12,294
Financial liabilities designated at fair value through profit or loss	3,558	8,346	6,804	3,919	4,253	–	1	4	–	26,885
Deposits[3,4]
Personal	4,389	7,521	7,545	7,412	7,923	10,282	10,016	36	428,008	483,132
Banks	2,997	1,388	1,105	60	1,355	–	3	7	9,851	16,766

Business and government	20,406	12,714	12,625	11,643	5,794	25,397	48,684	7,753	204,424	349,440

Total deposits	27,792	21,623	21,275	19,115	15,072	35,679	58,703	7,796	642,283	849,338
Acceptances	14,727	2,988	149	7	10	–	–	–	–	17,881
Obligations related to securities sold short[1]	1,513	1,999	1,261	1,803	931	3,918	13,093	12,632	1,740	38,890
Obligations related to securities sold under repurchase agreements	75,741	16,599	1,690	412	142	38	27	113	–	94,762
Securitization liabilities at amortized cost	35	566	500	576	512	3,022	5,748	3,027	–	13,986
Amounts payable to brokers, dealers, and clients	26,094	–	–	–	–	–	–	–	–	26,094
Insurance-related liabilities	258	320	338	272	269	940	1,627	919	1,755	6,698
Other liabilities[5]	3,391	979	1,540	1,047	1,124	3,530	2,050	171	6,059	19,891

Subordinated notes and debentures	–	–	–	–	–	–	–	8,893	–	8,893

Equity	–	–	–	–	–	–	–	–	81,670	81,670
Total liabilities and equity	$173,023	$80,689	$56,216	$46,820	$31,961	$54,990	$99,376	$45,924	$733,507	$1,322,506
Off-balance sheet commitments
Credit and liquidity commitments[6,7]	$15,632	$16,363	$18,334	$10,043	$14,179	$26,648	$102,964	$3,128	$2,636	$209,927
Operating lease commitments	81	162	241	240	236	916	2,262	3,286	–	7,424
Other purchase obligations	50	101	146	140	193	435	779	441	–	2,285

Unconsolidated structured entity commitments	–	679	904	501	408	408	–	–	–	2,900
Total off-balance sheet commitments	$15,763	$17,305	$19,625	$10,924	$15,016	$28,407	$106,005	$6,855	$2,636	$222,536
[1]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[2]	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
[3]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
[4]

Includes $37 billion of covered bonds with remaining contractual maturities of $1 billion in less 1 month, $3 billion in over 3 months to 6 months, $2 billion in over 6 months to 9 months, $1 billion in over 9 months to 1 year, $6 billion in 'over 1 to 2 years', $21 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.

[5]

Includes $97 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $4 million in '1 month to 3 months', $6 million in '3 months to 6 months', $6 million in '6 months to 9 months', $5 million in '9 months to 1 year', $20 million in 'over 1 to 2 years', $50 million in 'over 2 to 5 years', and $4 million in 'over 5 years'.

[6]	Includes $200 million in commitments to extend credit to private equity investments.
[7]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 42

TABLE 42:  REMAINING CONTRACTUAL MATURITY (continued)1

(millions of Canadian dollars)	As at

	October 31, 2018
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$4,733	$2	$–	$–	$–	$–	$–	$–	$–	$4,735
Interest-bearing deposits with banks	28,332	924	154	21	16	–	–	–	1,273	30,720
Trading loans, securities, and other[2]	1,971	5,244	2,111	3,653	3,998	9,683	25,772	25,895	49,570	127,897
Non-trading financial assets at fair value through profit or loss	–	12	99	460	906	227	841	848	622	4,015
Derivatives	7,343	9,263	5,275	3,276	2,321	7,130	12,436	9,952	–	56,996
Financial assets designated at fair value through profit or loss	30	95	535	243	90	297	1,532	796	–	3,618
Financial assets at fair value through other comprehensive income	1,111	4,214	4,150	5,354	3,962	19,777	57,922	31,936	2,174	130,600
Debt securities at amortized cost, net of allowance for credit losses	881	2,577	3,010	3,594	4,059	8,103	34,032	50,990	(75)	107,171
Securities purchased under reverse repurchase agreements	77,612	30,047	14,426	3,807	1,458	29	–	–	–	127,379
Loans
Residential mortgages	908	3,234	6,614	11,166	11,061	43,063	113,852	35,293	–	225,191
Consumer instalment and other personal	753	1,332	2,628	3,724	4,131	14,313	56,632	26,321	62,245	172,079
Credit card	–	–	–	–	–	–	–	–	35,018	35,018

Business and government	23,052	4,320	5,539	7,131	9,269	19,637	67,922	59,251	21,533	217,654

Total loans	24,713	8,886	14,781	22,021	24,461	77,013	238,406	120,865	118,796	649,942

Allowance for loan losses	–	–	–	–	–	–	–	–	(3,549)	(3,549)

Loans, net of allowance for loan losses	24,713	8,886	14,781	22,021	24,461	77,013	238,406	120,865	115,247	646,393
Customers' liability under acceptances	14,984	2,145	132	6	–	–	–	–	–	17,267
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	8,445	8,445
Goodwill[3]	–	–	–	–	–	–	–	–	16,536	16,536
Other intangibles[3]	–	–	–	–	–	–	–	–	2,459	2,459
Land, buildings, equipment, and other depreciable assets[3]	–	–	–	–	–	–	–	–	5,324	5,324
Deferred tax assets	–	–	–	–	–	–	–	–	2,812	2,812
Amounts receivable from brokers, dealers, and clients	26,940	–	–	–	–	–	–	–	–	26,940

Other assets	3,432	854	1,926	120	142	136	301	90	8,595	15,596
Total assets	$192,082	$64,263	$46,599	$42,555	$41,413	$122,395	$371,242	$241,372	$212,982	$1,334,903

Liabilities
Trading deposits	$16,145	$37,337	$31,081	$12,954	$11,739	$1,183	$3,260	$1,005	$–	$114,704
Derivatives	6,195	8,684	4,230	3,103	2,263	5,510	9,282	9,003	–	48,270
Securitization liabilities at fair value	–	981	194	661	272	1,822	6,719	1,969	–	12,618
Financial liabilities designated at fair value through profit or loss	10	5	–	–	–	–	–	1	–	16
Deposits[4,5]
Personal	4,330	7,094	7,541	6,245	7,718	10,222	9,876	38	424,580	477,644
Banks	6,499	1,941	255	24	54	–	3	8	7,928	16,712

Business and government	18,840	19,337	7,033	9,984	11,299	21,345	54,780	8,000	206,465	357,083

Total deposits	29,669	28,372	14,829	16,253	19,071	31,567	64,659	8,046	638,973	851,439
Acceptances	14,986	2,145	132	6	–	–	–	–	–	17,269
Obligations related to securities sold short[2]	2,621	3,679	1,500	387	904	4,330	13,771	11,474	812	39,478
Obligations related to securities sold under repurchase agreements	73,759	15,508	3,516	428	108	43	27	–	–	93,389
Securitization liabilities at amortized cost	22	1,240	625	503	575	2,496	6,232	2,990	–	14,683
Amounts payable to brokers, dealers, and clients	28,385	–	–	–	–	–	–	–	–	28,385
Insurance-related liabilities	213	294	353	309	310	937	1,624	903	1,755	6,698
Other liabilities[6]	2,916	2,631	538	1,326	1,394	2,205	2,308	152	5,704	19,174

Subordinated notes and debentures	–	–	–	–	–	–	–	8,740	–	8,740

Equity	–	–	–	–	–	–	–	–	80,040	80,040
Total liabilities and equity	$174,921	$100,876	$56,998	$35,930	$36,636	$50,093	$107,882	$44,283	$727,284	$1,334,903
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$18,339	$16,728	$17,217	$13,098	$9,152	$25,691	$101,120	$4,034	$2,663	$208,042
Operating lease commitments	79	159	240	237	233	902	2,188	3,229	–	7,267
Other purchase obligations	46	161	125	122	121	437	831	520	–	2,363

Unconsolidated structured entity commitments	–	1,079	940	329	–	7	408	–	–	2,763
Total off-balance sheet commitments	$18,464	$18,127	$18,522	$13,786	$9,506	$27,037	$104,547	$7,783	$2,663	$220,435
[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[3]	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
[4]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
[5]

Includes $36 billion of covered bonds with remaining contractual maturities of $1 billion in '3 months to 6 months', $3 billion in '6 months to 9 months', $2 billion in '9 months to 1 year', $5 billion in 'over 1 to 2 years', $22 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.

[6]

Includes $60 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $6 million in '6 months to 9 months', $6 million in '9 months to 1 year', $12 million in 'over 1 to 2 years', $17 million in 'over 2 to 5 years', and $5 million in 'over 5 years'.

[7]	Includes $205 million in commitments to extend credit to private equity investments.
[8]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 43

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank enters into securitization and off-balance sheet arrangements in the normal course of operations. The Bank is involved with structured entities that it sponsors, as well as entities sponsored by third-parties. Refer to "Securitization and Off-Balance Sheet Arrangements" section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank's 2018 Annual Report for further details. There have been no significant changes to the Bank's securitization and off-balance sheet arrangements during the quarter ended January 31, 2019.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit cards, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated special purpose entities (SPEs) and Canadian non-SPE third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a consolidated SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE.

Credit Card Loans

The Bank securitizes credit card loans through a SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. TD's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.6 billion as at January 31, 2019 (October 31, 2018 – $10.4 billion). Further, as at January 31, 2019, the Bank had committed to provide an additional $2.9 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2018 – $2.8 billion).

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures.

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3.3 billion as at January 31, 2019 (October 31, 2018 – $3.0 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. As at January 31, 2019, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, refer to Note 2 of the Bank's first quarter 2019 Interim Consolidated Financial Statements and the 2018 Annual Consolidated Financial Statements. For details of the Bank's significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank's 2018 Annual Consolidated Financial Statements.

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards have been adopted by the Bank on November 1, 2018.

Revenue from Contracts with Customers

On November 1, 2018, the Bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope, revenue arising from items such as financial instruments, insurance contracts, and leases. The Bank adopted the standard on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to opening retained earnings without restating comparative period financial information.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 44

The adoption of IFRS 15 resulted in a reduction to Shareholder's Equity of $41 million related to certain expenses not eligible for deferral under IFRS 15. The presentation of certain revenue and expense items is changed due to IFRS 15 and reclassified prospectively. These presentation changes are not significant and do not have an impact on net income.

In addition to the above changes related to the adoption of IFRS 15, the Bank also changed its accounting policy on securities lending and borrowing transactions. Where securities are received or pledged as collateral, securities lending income and securities borrowing fees are recorded in Non-interest income and Non-interest expenses, respectively on the Interim Consolidated Statement of Income. This change has been applied retrospectively.

Revenue Recognition

Revenue is recognized at an amount that reflects the consideration the Bank expects to be entitled to in exchange for transferring services to a customer, excluding amounts collected on behalf of third parties. The Bank recognizes revenue when it transfers control of a good or a service to a customer at a point in time or over time. The determination of when performance obligations are satisfied requires the use of judgment. Refer to Note 3 for further details.

The Bank identifies contracts with customers subject to IFRS 15, which create enforceable rights and obligations. The Bank determines the performance obligations based on distinct services promised to the customers in the contracts. The Bank's contracts generally have a term of one year or less, consist of a single performance obligation, and the performance obligations generally reflect services.

For each contract, the Bank determines the transaction price, which includes estimating variable consideration and assessing whether the price is constrained. Variable consideration is included in the transaction price to the extent that it is highly probable that a significant reversal of the amount will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. As such, the estimate of the variable consideration is constrained until the end of the invoicing period. The uncertainty is generally resolved at the end of the reporting period and as such, no significant judgment is required when recognizing variable consideration in revenues.

The Bank's receipt of payment from customers generally occurs subsequent to the satisfaction of performance obligations or a short time thereafter. As such, the Bank has not recognized any material contract assets (unbilled receivables) or contract liabilities (deferred revenues) and there is no significant financing component associated with the consideration due to the Bank.

When another party is involved in the transfer of services to a customer, an assessment is made to evaluate whether the Bank is the principal such that revenues are reported on a gross basis or the agent such that revenues are reported on a net basis. The Bank is the principal when it controls the services in the contract promised to the customer before they are transferred. Control is demonstrated by the Bank being primarily responsible for fulfilling the transfer of the services to the customer, having discretion in establishing pricing of the services, or both.

Refer to Note 2 of the Bank's 2018 Annual Consolidated Financial Statements for additional revenue policy disclosures.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment (IFRS 2), which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which was November 1, 2018 for the Bank. These amendments have been applied prospectively and did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, Leases, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases on the balance sheet. Lessees will also recognize depreciation expense on the right-of-use asset, interest expense on the lease liability, and a shift in the timing of expense recognition in the statement of income. Short-term leases, which are defined as those that have a lease term of twelve months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. The Bank is continuing to assess the impact of the new standard on its portfolio of leases and is upgrading its lease administration and accounting systems and developing future processes and internal controls to enable the application of IFRS 16 in 2019.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 is currently effective for the Bank's annual reporting period beginning November 1, 2021; however, based on recent IASB meetings, an upcoming amendment to IFRS 17 and a deferral of the effective date by one year is anticipated. Any change to the Bank's effective date is subject to updates of OSFI's related Advisory. The Bank is currently assessing the impact of adopting this standard.

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Revised Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted. The Bank is currently assessing the impact of adopting the revised framework.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 45

Business Combinations

In October 2018, the IASB issued a narrow-scope amendment to IFRS 3, Business Combinations (IFRS 3). The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted and is to be applied prospectively. The Bank will assess the impact of the amendments on future acquisitions.

Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors which clarify the definition of "material". Specifically, the amendments clarify that information is material if omitting, misstating, or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Accompanying explanations to the definition have also been improved. The amendments are effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, and are to be applied prospectively with early application permitted. The Bank is currently assessing the impact of adopting these amendments.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	January 31, 2019	October 31, 2018
ASSETS
Cash and due from banks	$4,381	$4,735
Interest-bearing deposits with banks	31,671	30,720
	36,052	35,455
Trading loans, securities, and other (Note 4)	122,070	127,897
Non-trading financial assets at fair value through profit or loss (Note 4)	3,875	4,015
Derivatives (Note 4)	45,094	56,996
Financial assets designated at fair value through profit or loss (Note 4)	3,760	3,618
Financial assets at fair value through other comprehensive income (Notes 4, 5, 6)	126,253	130,600
	301,052	323,126
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	107,162	107,171
Securities purchased under reverse repurchase agreements	132,430	127,379
Loans (Note 6)
Residential mortgages	225,700	225,191
Consumer instalment and other personal	171,942	172,079
Credit card	35,726	35,018
Business and government	218,829	217,654
	652,197	649,942
Allowance for loan losses (Note 6)	(3,729)	(3,549)
Loans, net of allowance for loan losses	648,468	646,393
Other
Customers' liability under acceptances	17,881	17,267
Investment in TD Ameritrade (Note 7)	8,679	8,445
Goodwill (Note 9)	16,941	16,536
Other intangibles	2,647	2,459
Land, buildings, equipment, and other depreciable assets	5,353	5,324
Deferred tax assets (Note 16)	2,266	2,812
Amounts receivable from brokers, dealers, and clients	26,827	26,940
Other assets (Note 10)	16,748	15,596
	97,342	95,379
Total assets	$1,322,506	$1,334,903

LIABILITIES
Trading deposits (Notes 4, 11)	$82,559	$114,704
Derivatives (Note 4)	42,665	48,270
Securitization liabilities at fair value (Note 4)	12,294	12,618
Financial liabilities designated at fair value through profit or loss (Notes 4, 11)	26,885	16
	164,403	175,608
Deposits (Note 11)
Personal	483,132	477,644
Banks	16,766	16,712
Business and government	349,440	357,083
	849,338	851,439
Other
Acceptances	17,881	17,269
Obligations related to securities sold short (Note 4)	38,890	39,478
Obligations related to securities sold under repurchase agreements (Note 4)	94,762	93,389
Securitization liabilities at amortized cost	13,986	14,683
Amounts payable to brokers, dealers, and clients (Note 4)	26,094	28,385
Insurance-related liabilities	6,698	6,698
Other liabilities (Note 12)	19,891	19,174
	218,202	219,076
Subordinated notes and debentures	8,893	8,740
Total liabilities	1,240,836	1,254,863

EQUITY
Shareholders' Equity
Common shares (Note 13)	21,661	21,221
Preferred shares (Note 13)	5,350	5,000
Treasury shares – common (Note 13)	(139)	(144)
Treasury shares – preferred (Note 13)	(3)	(7)
Contributed surplus	158	193
Retained earnings	46,660	46,145
Accumulated other comprehensive income (loss)	7,983	6,639
	81,670	79,047
Non-controlling interests in subsidiaries (Note 13)	–	993
Total equity	81,670	80,040
Total liabilities and equity	$1,322,506	$1,334,903

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2019	January 31 2018
Interest income [1]
Loans	$7,902	$6,469
Securities
Interest	2,120	1,454
Dividends	334	246
Deposits with banks	188	139
	10,544	8,308
Interest expense (Note 20)
Deposits	3,524	2,109
Securitization liabilities	151	139
Subordinated notes and debentures	95	92
Other	914	538
	4,684	2,878
Net interest income	5,860	5,430
Non-interest income
Investment and securities services	1,164	1,171
Credit fees	303	282
Net securities gain (loss) (Note 5)	(11)	3
Trading income (loss)	175	287
Income (loss) from non-trading financial instruments at fair value through profit or loss	11	13
Income (loss) from financial instruments designated at fair value through profit or loss	36	(75)
Service charges	714	671
Card services	643	595
Insurance revenue	1,035	944
Other income (loss)	68	54
	4,138	3,945
Total revenue	9,998	9,375
Provision for credit losses (Note 6)	850	693
Insurance claims and related expenses	702	575
Non-interest expenses
Salaries and employee benefits (Note 15)	2,852	2,560
Occupancy, including depreciation	460	442
Equipment, including depreciation	279	245
Amortization of other intangibles	195	196
Marketing and business development	160	156
Restructuring charges (recovery)	(1)	45
Brokerage-related and sub-advisory fees	83	94
Professional and advisory services	327	239
Other	1,500	884
	5,855	4,861
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,591	3,246
Provision for (recovery of) income taxes (Note 16)	503	1,040
Equity in net income of an investment in TD Ameritrade (Note 7)	322	147
Net income	2,410	2,353
Preferred dividends	60	52
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,350	$2,301
Attributable to:
Common shareholders	$2,332	$2,283
Non-controlling interests in subsidiaries	18	18
Earnings per share (Canadian dollars) (Note 17)
Basic	$1.27	$1.24
Diluted	1.27	1.24
Dividends per common share (Canadian dollars)	0.67	0.60

1 Includes $8,685 million and $7,101 million, for the three months ended January 31, 2019 and January 31, 2018, respectively, which have been calculated based on the effective interest rate method (EIRM). Refer to Note 20.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME1 (unaudited)

(millions of Canadian dollars)	For the three months ended
	January 31 2019	January 31 2018
Net income	$2,410	$2,353
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	33	6
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	40	(2)
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	–	4
	73	8
Net change in unrealized foreign currency translation gains (losses) on Investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	(131)	(3,086)
Net gains (losses) on hedges of investments in foreign operations	19	841
	(112)	(2,245)
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	836	(2,395)
Reclassification to earnings of losses (gains) on cash flow hedges	609	1,149
	1,445	(1,246)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	(302)	20
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(52)	26
Change in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	(10)	–
	(364)	46
Total other comprehensive income (loss), net of income taxes	1,042	(3,437)
Total comprehensive income (loss)	$3,452	$(1,084)
Attributable to:
Common shareholders	$3,374	$(1,154)
Preferred shareholders	60	52
Non-controlling interests in subsidiaries	18	18

1 The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the three months ended
	January 31 2019	January 31 2018
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	$7	$(57)
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	(15)	1
Less: Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	–	–
Unrealized gains (losses) on investments in foreign operations	–	–
Net gains (losses) on hedges of investments in foreign operations	7	304
Change in gains (losses) on derivatives designated as cash flow hedges	275	(1,046)
Less: Reclassification to earnings of losses (gains) on cash flow hedges	(236)	(576)
Actuarial gains (losses) on employee benefit plans	(109)	24
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(19)	14
Change in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	(4)	–
Total income taxes	$408	$(186)

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

(millions of Canadian dollars)	For the three months ended
	January 31, 2019	January 31, 2018
Common shares (Note 13)
Balance at beginning of period	$21,221	$20,931
Proceeds from shares issued on exercise of stock options	28	72
Shares issued as a result of dividend reinvestment plan	99	91
Shares issued in connection with acquisitions (Notes 8, 13)	366	–
Purchase of shares for cancellation	(53)	–
Balance at end of period	21,661	21,094
Preferred shares (Note 13)
Balance at beginning of period	5,000	4,750
Issue of shares	350	–
Balance at end of period	5,350	4,750
Treasury shares – common (Note 13)
Balance at beginning of period	(144)	(176)
Purchase of shares	(2,343)	(1,899)
Sale of shares	2,348	1,983
Balance at end of period	(139)	(92)
Treasury shares – preferred (Note 13)
Balance at beginning of period	(7)	(7)
Purchase of shares	(33)	(31)
Sale of shares	37	29
Balance at end of period	(3)	(9)
Contributed surplus
Balance at beginning of period	193	214
Net premium (discount) on sale of treasury shares	(32)	24
Issuance of stock options, net of options exercised	(1)	(8)
Other	(2)	(1)
Balance at end of period	158	229
Retained earnings
Balance at beginning of period	46,145	40,489
Impact on adoption of IFRS 15[1] (Note 2)	(41)	n/a [2]
Impact on adoption of IFRS 9[3]	–	53
Net income attributable to shareholders	2,392	2,335
Common dividends	(1,227)	(1,102)
Preferred dividends	(60)	(52)
Share issue expenses and others	(4)	–
Net premium on repurchase of common shares and redemption of preferred shares	(260)	–
Actuarial gains (losses) on employee benefit plans	(302)	20
Realized gains (losses) on equity securities designated at fair value through other comprehensive income	17	1
Balance at end of period	46,660	41,744
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	245	510
Impact on adoption of IFRS 9	–	19
Other comprehensive income (loss)	73	4
Allowance for credit losses	–	4
Balance at end of period	318	537
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	55	113
Impact on adoption of IFRS 9	–	(96)
Other comprehensive income (loss)	(35)	27
Reclassification of loss (gain) to retained earnings	(17)	(1)
Balance at end of period	3	43
Change in fair value due to credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	–	–
Other comprehensive income (loss)	(10)	–
Balance at end of period	(10)	–
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	8,826	7,791
Other comprehensive income (loss)	(112)	(2,245)
Balance at end of period	8,714	5,546
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	(2,487)	(408)
Other comprehensive income (loss)	1,445	(1,246)
Balance at end of period	(1,042)	(1,654)
Total accumulated other comprehensive income	7,983	4,472
Total shareholders' equity	81,670	72,188
Non-controlling interests in subsidiaries (Note 13)
Balance at beginning of period	993	983
Net income attributable to non-controlling interests in subsidiaries	18	18
Redemption of non-controlling interests in subsidiaries	(1,000)	–
Other	(11)	(15)
Balance at end of period	–	986
Total equity	$81,670	$73,174

1 IFRS 15, Revenue from Contracts with Customers (IFRS 15).

2 Not applicable.

3 IFRS 9, Financial Instruments (IFRS 9).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

(millions of Canadian dollars)	For the three months ended
	January 31 2019	January 31 2018
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$2,913	$3,393
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 6)	850	693
Depreciation	144	137
Amortization of other intangibles	195	196
Net securities losses (gains) (Note 5)	11	(3)
Equity in net income of an investment in TD Ameritrade (Note 7)	(322)	(147)
Deferred taxes	141	680
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	(76)	(62)
Securities sold under repurchase agreements	1,373	(4,643)
Securities purchased (sold) under reverse repurchase agreements	(5,051)	9,829
Securities sold short	(588)	1,685
Trading loans and securities	5,827	(8,043)
Loans net of securitization and sales	(2,884)	(4,777)
Deposits	(34,246)	(5,493)
Derivatives	6,297	3,002
Non-trading financial assets at fair value through profit or loss	231	4,768
Financial assets and liabilities designated at fair value through profit or loss	26,727	(133)
Securitization liabilities	(1,021)	(1,220)
Current taxes	(764)	159
Brokers, dealers and clients amounts receivable and payable	(2,178)	(786)
Other	(886)	2,996
Net cash from (used in) operating activities	(3,307)	2,231
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures	44	(1,850)
Common shares issued (Note 13)	24	61
Repurchase of common shares (Note 13)	(313)	–
Preferred shares issued (Note 13)	346	–
Sale of treasury shares (Note 13)	2,353	2,036
Purchase of treasury shares (Note 13)	(2,376)	(1,930)
Dividends paid	(1,188)	(1,063)
Redemption of non-controlling interests in subsidiaries (Note 13)	(1,000)	–
Distributions to non-controlling interests in subsidiaries	(11)	(18)
Net cash from (used in) financing activities	(2,121)	(2,764)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(951)	6,292
Activities in financial assets at fair value through other comprehensive income (Note 5)
Purchases	(4,359)	(4,999)
Proceeds from maturities	7,585	6,438
Proceeds from sales	2,470	440
Activities in debt securities at amortized cost (Note 5)
Purchases	(5,977)	(10,678)
Proceeds from maturities	5,903	3,003
Proceeds from sales	1,116	–
Net purchases of land, buildings, equipment, and other depreciable assets	(173)	74
Net cash acquired from (paid for) divestitures and acquisitions (Note 8)	(536)	–
Net cash from (used in) investing activities	5,078	570
Effect of exchange rate changes on cash and due from banks	(4)	(112)
Net increase (decrease) in cash and due from banks	(354)	(75)
Cash and due from banks at beginning of period	4,735	3,971
Cash and due from banks at end of period	$4,381	$3,896
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$1,167	$601
Amount of interest paid during the period	4,705	2,922
Amount of interest received during the period	10,155	8,044
Amount of dividends received during the period	356	263

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 51

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1:  NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 of the Bank's 2018 Annual Consolidated Financial Statements except for the changes in accounting policies described in Note 2 of this report. Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of the Interim Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank's 2018 Annual Consolidated Financial Statements and Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank's Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three months ended January 31, 2019, were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on February 27, 2019.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the Bank's 2018 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2018 Management's Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank's 2018 Annual Consolidated Financial Statements.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards have been adopted by the Bank on November 1, 2018.

Revenue from Contracts with Customers

On November 1, 2018, the Bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope, revenue arising from items such as financial instruments, insurance contracts, and leases. The Bank adopted the standard on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to opening retained earnings without restating comparative period financial information.

The adoption of IFRS 15 resulted in a reduction to Shareholder's Equity of $41 million related to certain expenses not eligible for deferral under IFRS 15. The presentation of certain revenue and expense items is changed due to IFRS 15 and reclassified prospectively. These presentation changes are not significant and do not have an impact on net income.

In addition to the above changes related to the adoption of IFRS 15, the Bank also changed its accounting policy on securities lending and borrowing transactions. Where securities are received or pledged as collateral, securities lending income and securities borrowing fees are recorded in Non-interest income and Non-interest expenses, respectively on the Interim Consolidated Statement of Income. This change has been applied retrospectively.

Revenue Recognition

Revenue is recognized at an amount that reflects the consideration the Bank expects to be entitled to in exchange for transferring services to a customer, excluding amounts collected on behalf of third parties. The Bank recognizes revenue when it transfers control of a good or a service to a customer at a point in time or over time. The determination of when performance obligations are satisfied requires the use of judgment. Refer to Note 3 for further details.

The Bank identifies contracts with customers subject to IFRS 15, which create enforceable rights and obligations. The Bank determines the performance obligations based on distinct services promised to the customers in the contracts. The Bank's contracts generally have a term of one year or less, consist of a single performance obligation, and the performance obligations generally reflect services.

For each contract, the Bank determines the transaction price, which includes estimating variable consideration and assessing whether the price is constrained. Variable consideration is included in the transaction price to the extent that it is highly probable that a significant reversal of the amount will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. As such, the estimate of the variable consideration is constrained until the end of the invoicing period. The uncertainty is generally resolved at the end of the reporting period and as such, no significant judgment is required when recognizing variable consideration in revenues.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 52

The Bank's receipt of payment from customers generally occurs subsequent to the satisfaction of performance obligations or a short time thereafter. As such, the Bank has not recognized any material contract assets (unbilled receivables) or contract liabilities (deferred revenues) and there is no significant financing component associated with the consideration due to the Bank.

When another party is involved in the transfer of services to a customer, an assessment is made to evaluate whether the Bank is the principal such that revenues are reported on a gross basis or the agent such that revenues are reported on a net basis. The Bank is the principal when it controls the services in the contract promised to the customer before they are transferred. Control is demonstrated by the Bank being primarily responsible for fulfilling the transfer of the services to the customer, having discretion in establishing pricing of the services, or both.

Refer to Note 2 of the Bank's 2018 Annual Consolidated Financial Statements for additional revenue policy disclosures.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment (IFRS 2), which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which was November 1, 2018 for the Bank. These amendments have been applied prospectively and did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, Leases, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases on the balance sheet. Lessees will also recognize depreciation expense on the right-of-use asset, interest expense on the lease liability, and a shift in the timing of expense recognition in the statement of income. Short-term leases, which are defined as those that have a lease term of twelve months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. The Bank is continuing to assess the impact of the new standard on its portfolio of leases and is upgrading its lease administration and accounting systems and developing future processes and internal controls to enable the application of IFRS 16 in 2019.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 is currently effective for the Bank's annual reporting period beginning November 1, 2021; however, based on recent IASB meetings, an upcoming amendment to IFRS 17 and a deferral of the effective date by one year is anticipated. Any change to the Bank's effective date is subject to updates of OSFI's related Advisory. The Bank is currently assessing the impact of adopting this standard.

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Revised Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted. The Bank is currently assessing the impact of adopting the revised framework.

Business Combinations

In October 2018, the IASB issued a narrow-scope amendment to IFRS 3, Business Combinations (IFRS 3). The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted and is to be applied prospectively. The Bank will assess the impact of the amendments on future acquisitions.

Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors which clarify the definition of "material". Specifically, the amendments clarify that information is material if omitting, misstating, or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Accompanying explanations to the definition have also been improved. The amendments are effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, and are to be applied prospectively with early application permitted. The Bank is currently assessing the impact of adopting these amendments.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 53

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank's accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank's 2018 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions, in addition to those described below.

Revenue from Contracts with Customers

The Bank applies judgment to determine the timing of satisfaction of performance obligations which affects the timing of revenue recognition, by evaluating the pattern in which the Bank transfers control of services promised to the customer. A performance obligation is satisfied over time when the customer simultaneously receives and consumes the benefits as the Bank performs the service. For performance obligations satisfied over time, revenue is generally recognized using the time-elapsed method which is based on time elapsed in proportion to the period over which the service is provided, for example, personal deposit account bundle fees. The time-elapsed method is a faithful depiction of the transfer of control for these services as control is transferred evenly to the customer when the Bank provides a stand-ready service or effort is expended evenly by the Bank to provide a service over the contract period. In contracts where the Bank has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Bank's performance completed to date, the Bank recognizes revenue in the amount to which it has a right to invoice.

The Bank satisfies a performance obligation at a point in time if the customer obtains control of the promised services at that date. Determining when control is transferred requires the use of judgment. For transaction-based services, the Bank determines that control is transferred to the customer at a point in time when the customer obtains substantially all of the benefits from the service rendered and the Bank has a present right to payment, which generally coincides with the moment the transaction is executed.

The Bank exercises judgment in determining whether costs incurred in connection with acquiring new revenue contracts would meet the requirement to be capitalized as incremental costs to obtain or fulfil a contract with customers.

NOTE 4:  FAIR VALUE MEASUREMENTS

There have been no significant changes to the Bank's approach and methodologies used to determine fair value measurements during the three months ended January 31, 2019. Refer to Note 5 of the Bank's 2018 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank's financial instruments.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value1

(millions of Canadian dollars)				As at
	January 31, 2019		October 31, 2018
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$60,247	$59,944	$60,535	$59,948
Other debt securities	46,915	46,624	46,636	46,316
Total debt securities at amortized cost, net of allowance for credit losses	107,162	106,568	107,171	106,264
Total loans, net of allowance for loan losses	648,468	647,585	646,393	642,542
Total financial assets not carried at fair value	$755,630	$754,153	$753,564	$748,806

FINANCIAL LIABILITIES
Deposits	$849,338	$847,987	$851,439	$846,148
Securitization liabilities at amortized cost	13,986	14,082	14,683	14,654
Subordinated notes and debentures	8,893	9,307	8,740	9,027
Total financial liabilities not carried at fair value	$872,217	$871,376	$874,862	$869,829

[1]	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the Bank's 2018 Annual Consolidated Financial Statements for a description of the three levels.

There have been no significant changes to the valuation techniques, unobservable inputs, and sensitivities during the three months ended January 31, 2019. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified within the "Valuation of Assets and Liabilities Classified as Level 3" section in Note 5 of the Bank's 2018 Annual Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 54

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at January 31, 2019 and October 31, 2018.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)									As at
		January 31, 2019						October 31, 2018
	Level 1	Level 2	Level 3	Total	[1]	Level 1	Level 2	Level 3	Total	[1]

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other[2]
Government and government-related securities
Canadian government debt
Federal	$–	$9,332	$–	$9,332		$127	$14,335	$–	$14,462
Provinces	–	6,951	–	6,951		–	7,535	3	7,538
U.S. federal, state, municipal governments, and agencies debt	–	18,486	–	18,486		–	19,732	–	19,732
Other OECD government guaranteed debt	–	3,596	–	3,596		–	3,324	–	3,324
Mortgage-backed securities	–	2,226	–	2,226		–	2,029	–	2,029
Other debt securities
Canadian issuers	–	5,913	1	5,914		–	5,630	1	5,631
Other issuers	–	13,660	9	13,669		–	14,459	16	14,475
Equity securities
Common shares	39,637	20	–	39,657		43,699	53	–	43,752
Preferred shares	43	9	–	52		33	26	–	59
Trading loans	–	11,113	–	11,113		–	10,990	–	10,990
Commodities	10,881	170	–	11,051		5,540	340	–	5,880

Retained interests	–	23	–	23		–	25	–	25

	50,561	71,499	10	122,070		49,399	78,478	20	127,897
Non-trading financial assets at fair value through profit or loss
Securities	177	1,999	495	2,671		176	2,095	408	2,679

Loans	–	1,183	21	1,204		–	1,317	19	1,336

	177	3,182	516	3,875		176	3,412	427	4,015
Derivatives
Interest rate contracts	31	11,737	–	11,768		33	12,365	–	12,398
Foreign exchange contracts	20	30,443	2	30,465		24	39,647	4	39,675
Credit contracts	–	17	–	17		–	9	–	9
Equity contracts	1	1,277	464	1,742		–	3,170	453	3,623

Commodity contracts	126	965	11	1,102		144	1,112	35	1,291

	178	44,439	477	45,094		201	56,303	492	56,996
Financial assets designated at fair value through profit or loss

Securities[2]	–	3,760	–	3,760		–	3,618	–	3,618

	–	3,760	–	3,760		–	3,618	–	3,618

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	12,220	–	12,220		–	12,731	–	12,731
Provinces	–	10,348	–	10,348		–	9,507	–	9,507
U.S. federal, state, municipal governments, and agencies debt	–	44,410	–	44,410		–	45,766	–	45,766
Other OECD government guaranteed debt	–	18,291	210	18,501		–	19,896	200	20,096
Mortgage-backed securities	–	6,327	–	6,327		–	6,633	–	6,633
Other debt securities
Asset-backed securities	–	20,715	559	21,274		–	21,407	562	21,969
Non-agency collateralized mortgage obligation portfolio	–	430	–	430		–	472	–	472
Corporate and other debt	–	8,762	23	8,785		–	8,483	24	8,507
Equity securities
Common shares	197	2	1,495	1,694		309	3	1,492	1,804
Preferred shares	209	–	57	266		235	–	135	370

Loans	–	1,998	–	1,998		–	2,745	–	2,745

	406	123,503	2,344	126,253		544	127,643	2,413	130,600

Securities purchased under reverse repurchase agreements	–	4,384	–	4,384		–	3,920	–	3,920

FINANCIAL LIABILITIES

Trading deposits	–	79,094	3,465	82,559		–	111,680	3,024	114,704
Derivatives
Interest rate contracts	20	9,382	64	9,466		24	9,646	63	9,733
Foreign exchange contracts	17	28,486	–	28,503		18	34,897	3	34,918
Credit contracts	–	385	–	385		–	386	–	386
Equity contracts	–	2,083	1,163	3,246		–	1,319	1,077	2,396

Commodity contracts	129	917	19	1,065		134	695	8	837

	166	41,253	1,246	42,665		176	46,943	1,151	48,270

Securitization liabilities at fair value	–	12,294	–	12,294		–	12,618	–	12,618

Financial liabilities designated at fair value through profit or loss	–	26,882	3	26,885		–	2	14	16

Obligations related to securities sold short[2]	1,953	36,937	–	38,890		1,142	38,336	–	39,478
Obligations related to securities sold under repurchase agreements	–	2,712	–	2,712		–	3,797	–	3,797
[1]	Fair value is the same as carrying value.
[2]	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 55

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three months ended January 31, 2019 and January 31, 2018.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•

Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three months ended January 31.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2018	Total realized and unrealized gains (losses)		Movements			Transfers		Fair value as at January 31 2019	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[1]	Included in OCI[2], 3	Purchases	Issuances	Other[4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$3	$–	$–	$–	$–	$(3)	$–	$–	$–	$–
Other debt securities
Canadian issuers	1	–	–	–	–	–	–	–	1	–

Other issuers	16	1	–	–	–	(8)	1	(1)	9	1

	20	1	–	–	–	(11)	1	(1)	10	1
Non-trading financial assets at fair value through profit or loss
Securities	408	2	2	71	–	(9)	21	–	495	(1)

Loans	19	1	–	1	–	–	–	–	21	1

	427	3	2	72	–	(9)	21	–	516	–

Financial assets at fair value through other comprehensive income
Government and government-related securities
Other OECD government guaranteed debt	200	1	9	–	–	–	–	–	210	9
Other debt securities
Asset-backed securities	562	–	(3)	–	–	–	–	–	559	(3)
Corporate and other debt	24	–	(1)	–	–	–	–	–	23	(1)
Equity securities
Common shares	1,492	–	1	5	–	(3)	–	–	1,495	1

Preferred shares	135	–	(2)	–	–	(75)	–	(1)	57	(8)
	$2,413	$1	$4	$5	$–	$(78)	$–	$(1)	$2,344	$(2)

	Fair value as at November 1 2018	Total realized and unrealized losses (gains)		Movements			Transfers		Fair value as at January 31 2019	Change in unrealized losses (gains) on instruments still held[5]
		Included in income[1]	Included in OCI[3]	Purchases	Issuances	Other[4]	Into Level 3	Out of Level 3

FINANCIAL LIABILITIES

Trading deposits[6]	$3,024	$99	$–	$(76)	$371	$47	$–	$–	$3,465	$80
Derivatives[7]
Interest rate contracts	63	3	–	–	–	(2)	–	–	64	4
Foreign exchange contracts	(1)	1	–	–	–	(2)	–	–	(2)	–
Equity contracts	624	105	–	(19)	57	(68)	–	–	699	103

Commodity contracts	(27)	38	–	–	–	(3)	–	–	8	26

	659	147	–	(19)	57	(75)	–	–	769	133

Financial liabilities designated at fair value through profit or loss	14	(23)	–	–	17	(5)	–	–	3	(17)
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–	–

[1]	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
[2]	Other comprehensive income.
[3]	Includes realized gains (losses) transferred to retained earnings on disposal of equities designated at fair value through other comprehensive income (FVOCI). Refer to Note 5 for further details.
[4]	Consists of sales, settlements, and foreign exchange.
[5]	Changes in unrealized gains (losses) on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at January 31, 2019, consists of derivative assets of $0.5 billion (November 1, 2018 – $0.5 billion) and derivative liabilities of $1.3 billion (November 1, 2018 – $1.2 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 56

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2017	Total realized and unrealized gains (losses)		Movements			Transfers		Fair value as at January 31 2018	Change in unrealized gains (losses) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases	Issuances	Other[3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Other debt securities
Canadian issuers	6	–	–	–	–	(3)	–	(2)	1	–

Other issuers	8	–	–	2	–	(1)	121	(9)	121	–

	14	–	–	2	–	(4)	121	(11)	122	–
Non-trading financial assets at fair value through profit or loss
Securities	305	15	–	12	–	(8)	–	–	324	13

Loans	15	(3)	–	2	–	–	4	–	18	(3)

	320	12	–	14	–	(8)	4	–	342	10

Financial assets at fair value through other comprehensive income
Government and government- related securities
Other OECD government guaranteed debt	203	(7)	(3)	–	–	–	–	–	193	(3)
Other debt securities
Asset-backed securities	553	–	2	–	–	(26)	–	–	529	2
Corporate and other debt	95	–	5	–	–	(1)	–	–	99	5
Equity securities
Common shares	1,469	–	1	6	–	(72)	–	–	1,404	(2)

Preferred shares	108	–	8	–	–	–	–	–	116	8
	$2,428	$(7)	$13	$6	$–	$(99)	$–	$–	$2,341	$10

	Fair value as at November 1 2017	Total realized and unrealized losses (gains)		Movements			Transfers		Fair value as at January 31 2018	Change in unrealized losses (gains) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases	Issuances	Other[3]	Into Level 3	Out of Level 3

FINANCIAL LIABILITIES

Trading deposits[5]	$2,521	$33	$–	$(141)	$637	$(165)	$–	$(10)	$2,875	$(1)
Derivatives[6]
Interest rate contracts	70	(18)	–	–	–	(1)	–	–	51	(17)
Foreign exchange contracts	(1)	(1)	–	–	–	1	–	–	(1)	(1)
Equity contracts	893	(8)	–	(19)	39	(65)	–	2	842	(1)

Commodity contracts	(2)	(7)	–	–	–	1	–	–	(8)	(6)

	960	(34)	–	(19)	39	(64)	–	2	884	(25)

Financial liabilities designated at fair value through profit or loss	7	31	–	–	25	(35)	–	–	29	25
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–	–

[1]	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
[2]	Includes realized gains (losses) transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
[3]	Consists of sales, settlements, and foreign exchange.
[4]	Changes in unrealized gains (losses) on financial assets at FVOCI are recognized in AOCI.
[5]	Issuances and repurchases of trading deposits are reported on a gross basis.
[6]

As at January 31, 2018, consists of derivative assets of $0.9 billion (November 1, 2017 – $0.9 billion) and derivative liabilities of $1.8 billion (November 1, 2017 – $1.9 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 57

NOTE 5: SECURITIES

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at January 31, 2019 and October 31, 2018.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income

(millions of Canadian dollars)							As at
	January 31, 2019						October 31, 2018
	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses )	Fair value	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses )	Fair value
Securities at Fair Value Through Other Comprehensive Income
Government and government-related securities
Canadian government debt
Federal	$12,193	$44	$(17)	$12,220	$12,740	$38	$(47)	$12,731
Provinces	10,297	70	(19)	10,348	9,443	75	(11)	9,507
U.S. federal, state, municipal governments, and agencies debt	44,384	186	(160)	44,410	45,857	265	(356)	45,766
Other OECD government guaranteed debt	18,451	54	(4)	18,501	20,034	65	(3)	20,096
Mortgage-backed securities	6,274	53	–	6,327	6,575	59	(1)	6,633
	91,599	407	(200)	91,806	94,649	502	(418)	94,733
Other debt securities
Asset-backed securities	21,248	58	(32)	21,274	21,901	87	(19)	21,969
Non-agency collateralized mortgage obligation portfolio	431	–	(1)	430	471	1	–	472
Corporate and other debt	8,805	28	(48)	8,785	8,534	31	(58)	8,507
	30,484	86	(81)	30,489	30,906	119	(77)	30,948
Total debt securities	122,083	493	(281)	122,295	125,555	621	(495)	125,681
Equity securities
Common shares	1,657	71	(34)	1,694	1,725	118	(39)	1,804
Preferred shares	301	8	(43)	266	376	20	(26)	370
	1,958	79	(77)	1,960	2,101	138	(65)	2,174
Total securities at fair value through other comprehensive income	$124,041	$572	$(358)	$124,255	$127,656	$759	$(560)	$127,855

[1]	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

The Bank designated certain equity securities shown in the following table as equity securities at FVOCI. The designation was made because the investments are held for purposes other than trading.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

(millions of Canadian dollars)		As at		For the three months ended
	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018
	Fair value	Fair value	Dividend income recognized	Dividend income recognized
Common shares	$1,694	$1,701	$20	$16

Preferred shares	266	362	4	4
Total	$1,960	$2,063	$24	$20

The Bank disposed of equity securities with a fair value of $179 million during the three months ended January 31, 2019 (three months ended January 31, 2018 – $4 million). The Bank realized a cumulative gain of $24 million during the three months ended January 31, 2019 (three months ended January 31, 2018 – $2 million) on disposal of these equity securities and recognized dividend income of nil and $8 million during the three months ended January 31, 2019 and January 31, 2018, respectively.

Net Securities Gains (Losses)

(millions of Canadian dollars)	For the three months ended
	January 31 2019	January 31 2018
Debt securities at amortized cost
Net realized gains (losses)	$44	$–
Debt securities at fair value through other comprehensive income
Net realized gains (losses)	(55)	3
Total	$(11)	$3

Credit Quality of Debt Securities

The Bank evaluates non-retail credit risk on an individual borrower basis, using both a borrower risk rating (BRR) and facility risk rating (FRR), as detailed in the shaded area of the "Managing Risk" section of the 2018 MD&A. This system is used to assess all non-retail exposures, including debt securities.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 58

The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Debt Securities by Risk Ratings

(millions of Canadian dollars)					As at
			January 31, 2019
	Stage 1	Stage 2		Stage 3	Total
Debt securities
Investment grade	$226,982	$–	$	n/a	$226,982
Non-Investment grade	2,394	76		n/a	2,470
Watch and classified	n/a	6		n/a	6
Default	n/a	n/a		–	–
Total debt securities	229,376	82		–	229,458
Allowance for credit losses on debt securities at amortized cost	1	–		–	1
Debt securities, net of allowance	$229,375	$82		$–	$229,457

Debt Securities by Risk Ratings

(millions of Canadian dollars)						As at
			October 31, 2018
	Stage 1	Stage 2		Stage 3		Total
Debt securities
Investment grade	$230,488	$–	$	n/a	[1]	$230,488
Non-Investment grade	2,140	54		n/a		2,194
Watch and classified	n/a	11		n/a		11
Default	n/a	n/a		234		234
Total debt securities	232,628	65		234		232,927
Allowance for credit losses on debt securities at amortized cost	1	4		70		75
Debt securities, net of allowance	$232,627	$61		$164		$232,852

As at January 31, 2019, the allowance for credit losses on debt securities is $6 million, comprised of $1 million for debt securities at amortized cost and $5 million for debt securities at FVOCI. For the three months ended January 31, 2019 and January 31, 2018, the Bank reported a provision of credit losses of nil on debt securities at amortized cost. For the three months ended January 31, 2019 and January 31, 2018, the Bank reported a provision for credit losses of nil and $4 million, respectively, on debt securities at FVOCI.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 59

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table provides the gross carrying amounts of loans and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans by Risk Ratings1

(millions of Canadian dollars)					As at
				January 31, 2019
	Stage 1	Stage 2		Stage 3	Total
Residential mortgages[2,3,4]
Low Risk	$174,803	$49	$	n/a	$174,852
Normal Risk	41,249	243		n/a	41,492
Medium Risk	5,677	425		n/a	6,102
High Risk	969	1,352		298	2,619

Default	n/a	n/a		416	416

Total	222,698	2,069		714	225,481

Allowance for loan losses	25	30		48	103

Loans, net of allowance	222,673	2,039		666	225,378
Consumer instalment and other personal[5]
Low Risk	90,685	1,031		n/a	91,716
Normal Risk	45,386	1,071		n/a	46,457
Medium Risk	22,756	1,013		n/a	23,769
High Risk	6,201	2,419		832	9,452

Default	n/a	n/a		506	506

Total	165,028	5,534		1,338	171,900

Allowance for loan losses	573	370		181	1,124

Loans, net of allowance	164,455	5,164		1,157	170,776
Credit card
Low Risk	8,160	17		n/a	8,177
Normal Risk	9,777	77		n/a	9,854
Medium Risk	11,107	269		n/a	11,376
High Risk	4,370	1,457		369	6,196

Default	n/a	n/a		123	123

Total	33,414	1,820		492	35,726

Allowance for loan losses	396	312		389	1,097

Loans, net of allowance	33,018	1,508		103	34,629
Business and government[2,3,4]
Investment grade or Low/Normal Risk	118,623	41		n/a	118,664
Non-Investment grade or Medium Risk	109,517	4,807		n/a	114,324
Watch and classified or High Risk	671	3,919		379	4,969

Default	n/a	n/a		611	611

Total	228,811	8,767		990	238,568

Allowance for loan losses	646	581		162	1,389

Loans, net of allowance	228,165	8,186		828	237,179
Total loans	649,951	18,190		3,534	671,675

Total Allowance for loan losses	1,640	1,293		780	3,713

Total loans, net of allowance	$648,311	$16,897		$2,754	$667,962

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 60

Loans by Risk Ratings[1] (continued)
(millions of Canadian dollars)							As at
					January 31, 2019
	Stage 1		Stage 2		Stage 3		Total
Off-balance sheet credit instruments
Retail Exposures[6]
Low Risk		$250,701		$828	$	n/a	$251,529
Normal Risk		50,042		619		n/a	50,661
Medium Risk		12,217		366		n/a	12,583
High Risk		1,516		952		n/a	2,468
Default		n/a		n/a		n/a	n/a
Non-Retail Exposures[7]
Investment grade		173,837		–		n/a	173,837
Non-Investment grade		59,923		2,303		n/a	62,226
Watch and classified		–		1,636		n/a	1,636
Default		n/a		n/a		n/a	n/a
Total off-balance sheet credit instruments		548,236		6,704		n/a	554,940
Allowance for off-balance sheet credit instruments		573		496		n/a	1,069
Total off-balance sheet credit instruments, net of allowance		547,663		6,208		n/a	553,871
Acquired credit-impaired loans		n/a		n/a		401	401
Allowance for loan losses		n/a		n/a		16	16
Acquired credit-impaired loans, net of allowance for loan losses	$	n/a	$	n/a		$385	$385

[1]	Includes loans that are measured at FVOCI and customers' liability under acceptances.
[2]

As at January 31, 2019, impaired loans with a balance of $132 million did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans where the realizable value of the collateral exceeded the loan amount.

[3]	Excludes trading loans and non-trading loans at FVTPL with a fair value of $11 billion and $1 billion, respectively, as at January 31, 2019.
[4]	Includes insured mortgages of $93 billion as at January 31, 2019.
[5]	Includes Canadian government-insured real estate personal loans of $14 billion as at January 31, 2019.
[6]	As at January 31, 2019, includes $302 billion of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
[7]	As at January 31, 2019, includes $40 billion of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 61

Loans by Risk Ratings1

(millions of Canadian dollars)							As at
						October 31, 2018
		Stage 1		Stage 2		Stage 3	Total
Residential mortgages[2,3,4]
Low Risk		$168,690		$32	$	n/a	$168,722
Normal Risk		47,821		176		n/a	47,997
Medium Risk		5,106		267		n/a	5,373
High Risk		892		1,264		317	2,473

Default		n/a		n/a		392	392

Total		222,509		1,739		709	224,957

Allowance for loan losses		24		34		47	105

Loans, net of allowance		222,485		1,705		662	224,852
Consumer instalment and other personal[5]
Low Risk		87,906		983		n/a	88,889
Normal Risk		48,008		1,190		n/a	49,198
Medium Risk		23,008		1,063		n/a	24,071
High Risk		6,158		2,386		817	9,361

Default		n/a		n/a		514	514

Total		165,080		5,622		1,331	172,033

Allowance for loan losses		574		349		178	1,101

Loans, net of allowance		164,506		5,273		1,153	170,932
Credit card
Low Risk		7,234		11		n/a	7,245
Normal Risk		9,780		66		n/a	9,846
Medium Risk		11,347		246		n/a	11,593
High Risk		4,435		1,445		333	6,213

Default		n/a		n/a		121	121

Total		32,796		1,768		454	35,018

Allowance for loan losses		379		283		341	1,003

Loans, net of allowance		32,417		1,485		113	34,015
Business and government[2,3,4]
Investment grade or Low/Normal Risk		118,414		57		n/a	118,471
Non-Investment grade or Medium Risk		108,678		5,272		n/a	113,950
Watch and classified or High Risk		666		3,746		97	4,509

Default		n/a		n/a		563	563

Total		227,758		9,075		660	237,493

Allowance for loan losses		651		551		120	1,322

Loans, net of allowance		227,107		8,524		540	236,171
Total loans		648,143		18,204		3,154	669,501

Total Allowance for loan losses		1,628		1,217		686	3,531

Total loans, net of allowance		$646,515		$16,987		$2,468	$665,970
Off-balance sheet credit instruments
Retail Exposures[6]
Low Risk		$246,575		$2,576	$	n/a	$249,151
Normal Risk		51,961		1,129		n/a	53,090
Medium Risk		12,298		469		n/a	12,767
High Risk		1,765		638		n/a	2,403
Default		n/a		n/a		n/a	n/a
Non-Retail Exposures[7]
Investment grade		167,993		323		n/a	168,316
Non-Investment grade		60,002		2,309		n/a	62,311
Watch and classified		13		1,949		n/a	1,962
Default		n/a		n/a		n/a	n/a
Total off-balance sheet credit instruments		540,607		9,393		n/a	550,000
Allowance for off-balance sheet credit instruments		550		479		n/a	1,029
Total off-balance sheet credit instruments, net of allowance		540,057		8,914		n/a	548,971
Acquired credit-impaired loans		n/a		n/a		453	453
Allowance for loan losses		n/a		n/a		18	18
Acquired credit-impaired loans, net of allowance for loan losses	$	n/a	$	n/a		$435	$435

[1]	Includes loans that are measured at FVOCI and customers' liability under acceptances.
[2]

As at October 31, 2018, impaired loans with a balance of $124 million did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans where the realizable value of the collateral exceeded the loan amount.

[3]	Excludes trading loans and non-trading loans at FVTPL with a fair value of $11 billion and $1 billion, respectively, as at October 31, 2018.
[4]	Includes insured mortgages of $95 billion as at October 31, 2018.
[5]	Includes Canadian government-insured real estate personal loans of $14 billion as at October 31, 2018.
[6]	As at October 31, 2018, includes $302 billion of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
[7]	As at October 31, 2018, includes $37 billion of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 62

The changes to the Bank's allowance for loan losses, as at and for the three months ended January 31, 2019 and January 31, 2018, are shown in the following tables.

Allowance for Loan Losses – Residential Mortgages
(millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Acquired credit-impaired loans	Total
Allowance for loan losses as at November 1, 2018	$24	$34	$47	$5	$110
Provision for credit losses
Transfer to Stage 1[1]	13	(12)	(1)	–	–
Transfer to Stage 2	(1)	3	(2)	–	–
Transfer to Stage 3	(1)	(2)	3	–	–
	11	(11)	–	–	–
Net remeasurement due to transfers[2]	(4)	1	–	–	(3)
New originations or purchases[3]	3	n/a	n/a	–	3
Net repayments[4]	–	(1)	–	–	(1)
Derecognition of financial assets (excluding disposals and write-offs)[5]	(1)	(1)	(4)	–	(6)
Changes to risk, parameters, and models[6]	(8)	8	12	(1)	11
	1	(4)	8	(1)	4
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	–	–	–	–	–
Write-offs	–	–	(7)	–	(7)
Recoveries	–	–	–	–	–
	–	–	(7)	–	(7)
Total allowance for loan losses as at January 31, 2019	$25	$30	$48	$4	$107

	Stage 1	Stage 2	Stage 3	Acquired credit-impaired loans	Total
Allowance for loan losses as at November 1, 2017	$24	$26	$45	$12	$107
Provision for credit losses
Transfer to Stage 1[1]	6	(6)	–	–	–
Transfer to Stage 2	(1)	2	(1)	–	–
Transfer to Stage 3	–	(2)	2	–	–
	5	(6)	1	–	–
Net remeasurement due to transfers[2]	(4)	2	–	–	(2)
New originations or purchases[3]	4	n/a	n/a	–	4
Net repayments[4]	(1)	(1)	–	(3)	(5)
Derecognition of financial assets (excluding disposals and write-offs)[5]	–	(1)	–	–	(1)
Changes to risk, parameters, and models[6]	(5)	4	1	(2)	(2)
	(1)	(2)	2	(5)	(6)
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	–	(2)	(2)	–	(4)
Write-offs	–	–	(7)	–	(7)
Recoveries	–	–	1	–	1
	–	(2)	(8)	–	(10)
Total allowance for loan losses as at January 31, 2018	$23	$22	$39	$7	$91

[1]	Transfers represent stage transfer movements prior to expected credit loss (ECL) remeasurement.
[2]	Represents the remeasurement between twelve-month and lifetime ECLs due to stage transfers, excluding the change to risk, parameters, and models.
[3]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[4]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[5]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[6]	Represents the change in the allowance related to changes in risk including changes to macroeconomic factors, level of risk, associated parameters, and models.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 63

Allowance for Loan Losses – Consumer Instalment and Other Personal
(millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Acquired credit-impaired loans	Total
Allowance for loan losses, including off-balance sheet instruments, as at November 1, 2018	$599	$392	$178	$2	$1,171
Provision for credit losses
Transfer to Stage 1[1]	83	(78)	(5)	–	–
Transfer to Stage 2	(29)	39	(10)	–	–
Transfer to Stage 3	(5)	(52)	57	–	–
	49	(91)	42	–	–
Net remeasurement due to transfers[1]	(34)	40	3	–	9
New originations or purchases[1]	66	n/a	n/a	–	66
Net draws (repayments)[1]	(21)	(7)	(3)	–	(31)
Derecognition of financial assets (excluding disposals and write-offs)[1]	(20)	(26)	(15)	–	(61)
Changes to risk, parameters, and models[1]	(41)	106	222	–	287
	(1)	22	249	–	270
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	–	(1)	–	–	(1)
Write-offs	–	–	(306)	–	(306)
Recoveries	–	–	60	–	60
	–	(1)	(246)	–	(247)
Balance as at January 31, 2019	598	413	181	2	1,194
Less: Allowance for off-balance sheet instruments[2]	25	43	–	–	68
Total allowance for loan losses as at January 31, 2019	$573	$370	$181	$2	$1,126

	Stage 1	Stage 2	Stage 3	Acquired credit-impaired loans	Total
Allowance for loan losses, including off-balance sheet instruments, as at November 1, 2017	$529	$355	$166	$5	$1,055
Provision for credit losses
Transfer to Stage 1[1]	69	(65)	(4)	–	–
Transfer to Stage 2	(33)	42	(9)	–	–
Transfer to Stage 3	(4)	(45)	49	–	–
	32	(68)	36	–	–
Net remeasurement due to transfers[1]	(28)	39	3	–	14
New originations or purchases[1]	70	n/a	n/a	–	70
Net draws (repayments)[1]	–	(6)	–	(2)	(8)
Derecognition of financial assets (excluding disposals and write-offs)[1]	(25)	(27)	(9)	–	(61)
Changes to risk, parameters, and models[1]	(32)	96	184	2	250
	17	34	214	–	265
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	(11)	(8)	(5)	–	(24)
Write-offs	–	–	(265)	–	(265)
Recoveries	–	–	69	–	69
	(11)	(8)	(201)	–	(220)
Balance as at January 31, 2018	535	381	179	5	1,100
Less: Allowance for off-balance sheet instruments[2]	24	43	–	–	67
Total allowance for loan losses as at January 31, 2018	$511	$338	$179	$5	$1,033

[1]	For explanations regarding this line item, refer to the "Allowance for Loan Losses – Residential Mortgages" table in this Note.
[2]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 64

Allowance for Loan Losses – Credit Card
(millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 [1]	Total
Allowance for loan losses, including off-balance sheet instruments, as at November 1, 2018	$819	$580	$341	$1,740
Provision for credit losses
Transfer to Stage 1[2]	199	(141)	(58)	–
Transfer to Stage 2	(56)	71	(15)	–
Transfer to Stage 3	(8)	(167)	175	–
	135	(237)	102	–
Net remeasurement due to transfers[2]	(56)	79	14	37
New originations or purchases[2]	30	n/a	n/a	30
Net draws (repayments)[2]	39	2	(35)	6
Derecognition of financial assets (excluding disposals and write-offs)[2]	(20)	(21)	(64)	(105)
Changes to risk, parameters, and models[2]	(80)	233	377	530
	48	56	394	498
Other changes
Disposals	–	–	–	–
Foreign exchange and other adjustments	(2)	(1)	1	(2)
Write-offs	–	–	(418)	(418)
Recoveries	–	–	71	71
	(2)	(1)	(346)	(349)
Balance as at January 31, 2019	865	635	389	1,889
Less: Allowance for off-balance sheet instruments[3]	469	323	–	792
Total allowance for loan losses as at January 31, 2019	$396	$312	$389	$1,097

	Stage 1	Stage 2	Stage 3 [1]	Total
Allowance for loan losses, including off-balance sheet instruments, as at November 1, 2017	$763	$521	$321	$1,605
Provision for credit losses
Transfer to Stage 1[2]	124	(114)	(10)	–
Transfer to Stage 2	(54)	72	(18)	–
Transfer to Stage 3	(16)	(109)	125	–
	54	(151)	97	–
Net remeasurement due to transfers[2]	(45)	59	30	44
New originations or purchases[2]	67	n/a	n/a	67
Net draws (repayments)[2]	71	8	(34)	45
Derecognition of financial assets (excluding disposals and write-offs)[2]	(26)	(30)	(19)	(75)
Changes to risk, parameters, and models[2]	(121)	193	271	343
	–	79	345	424
Other changes
Disposals	(4)	(3)	(1)	(8)
Foreign exchange and other adjustments	(22)	(12)	(13)	(47)
Write-offs	–	–	(372)	(372)
Recoveries	–	–	61	61
	(26)	(15)	(325)	(366)
Balance as at January 31, 2018	737	585	341	1,663
Less: Allowance for off-balance sheet instruments[3]	371	263	–	634
Total allowance for loan losses as at January 31, 2018	$366	$322	$341	$1,029

[1]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank's 2018 Annual Consolidated Financial Statements for further details.

[2]	For explanations regarding this line item, refer to the "Allowance for Loan Losses – Residential Mortgages" table in this Note.
[3]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 65

Allowance for Loan Losses – Business and Government[1]
(millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Acquired credit-impaired loans	Total
Allowance for loan losses, including off-balance sheet instruments, as at November 1, 2018	$736	$690	$120	$11	$1,557
Provision for credit losses
Transfer to Stage 1[2]	44	(42)	(2)	–	–
Transfer to Stage 2	(30)	32	(2)	–	–
Transfer to Stage 3	(1)	(19)	20	–	–
	13	(29)	16	–	–
Net remeasurement due to transfers[2]	(13)	20	1	–	8
New originations or purchases[2]	109	n/a	n/a	–	109
Net draws (repayments)[2]	7	(12)	(4)	–	(9)
Derecognition of financial assets (excluding disposals and write-offs)[2]	(94)	(110)	(12)	–	(216)
Changes to risk, parameters, and models[2]	(33)	153	70	(4)	186
	(11)	22	71	(4)	78
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	–	(1)	(2)	–	(3)
Write-offs	–	–	(35)	–	(35)
Recoveries	–	–	8	3	11
	–	(1)	(29)	3	(27)
Balance as at January 31, 2019	725	711	162	10	1,608
Less: Allowance for off-balance sheet instruments[3]	79	130	–	–	209
Total allowance for loan losses as at January 31, 2019	$646	$581	$162	$10	$1,399

	Stage 1	Stage 2	Stage 3	Acquired credit-impaired loans	Total
Allowance for loan losses, including off-balance sheet instruments, as at November 1, 2017	$706	$627	$174	$18	$1,525
Provision for credit losses
Transfer to Stage 1[2]	28	(27)	(1)	–	–
Transfer to Stage 2	(16)	17	(1)	–	–
Transfer to Stage 3	(2)	(16)	18	–	–
	10	(26)	16	–	–
Net remeasurement due to transfers[2]	(7)	15	2	–	10
New originations or purchases[2]	86	n/a	n/a	–	86
Net draws (repayments)[2]	(1)	(10)	(9)	(2)	(22)
Derecognition of financial assets (excluding disposals and write-offs)[2]	(92)	(89)	(7)	–	(188)
Changes to risk, parameters, and models[2]	(12)	131	3	(2)	120
	(16)	21	5	(4)	6
Other changes
Disposals	–	–	(5)	–	(5)
Foreign exchange and other adjustments	(27)	(20)	(5)	(1)	(53)
Write-offs	–	–	(32)	(1)	(33)
Recoveries	–	–	16	2	18
	(27)	(20)	(26)	–	(73)
Balance as at January 31, 2018	663	628	153	14	1,458
Less: Allowance for off-balance sheet instruments[3]	68	78	–	–	146
Total allowance for loan losses as at January 31, 2018	$595	$550	$153	$14	$1,312

[1]	Includes the allowance for credit losses related to customers' liability under acceptances.
[2]	For explanations regarding this line item, refer to the "Allowance for Loan Losses – Residential Mortgages" table in this Note.
[3]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

The allowance for credit losses on all remaining financial assets is not significant.

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $91 million as at January 31, 2019 (October 31, 2018 – $81 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 66

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at January 31, 2019 and October 31, 2018.

Loans Past Due but not Impaired[1,2]
(millions of Canadian dollars)	As at
	January 31, 2019				October 31, 2018
	1-30 days	31-60 days	61-89 days	Total	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$1,489	$332	$127	$1,948	$1,471	$358	$101	$1,930
Consumer instalment and other personal	5,815	812	264	6,891	5,988	811	241	7,040
Credit card	1,348	341	218	1,907	1,403	340	213	1,956

Business and government	1,438	726	65	2,229	1,314	444	28	1,786
Total	$10,090	$2,211	$674	$12,975	$10,176	$1,953	$583	$12,712

[1]	Includes loans that are measured at FVOCI.
[2]	Balances as at January 31, 2019 and October 31, 2018 exclude all acquired credit-impaired loans.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at January 31, 2019, the Bank's reported investment in TD Ameritrade was 41.75% (October 31, 2018 – 41.61%) of the outstanding shares of TD Ameritrade with a fair value of $17 billion (US$13 billion) (October 31, 2018 – $16 billion (US$12 billion)) based on the closing price of US$55.95 (October 31, 2018 – US$51.72) on the New York Stock Exchange.

During the three months ended January 31, 2019, TD Ameritrade repurchased 2.6 million shares (for the year ended October 31, 2018 – 5.5 million shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the three months ended January 31, 2019 and January 31, 2018, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	December 31 2018	September 30 2018
Assets
Receivables from brokers, dealers, and clearing organizations	$1,837	$1,809
Receivables from clients, net	25,542	29,773

Other assets, net	21,488	17,811
Total assets	$48,867	$49,393
Liabilities
Payable to brokers, dealers, and clearing organizations	$3,019	$3,923
Payable to clients	29,037	30,126

Other liabilities	5,830	4,809

Total liabilities	37,886	38,858

Stockholders' equity[2]	10,981	10,535
Total liabilities and stockholders' equity	$48,867	$49,393

[1]	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
[2]

The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 67

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the three months ended
	December 31 2018	December 31 2017
Revenues
Net interest revenue	$497	$351

Fee-based and other revenue	1,506	1,247

Total revenues	2,003	1,598
Operating expenses
Employee compensation and benefits	419	528

Other	532	643

Total operating expenses	951	1,171

Other expense (income)	24	42
Pre-tax income	1,028	385

Provision for income taxes	230	8
Net income[1,2]	$798	$377
Earnings per share – basic (Canadian dollars)	$1.42	$0.66

Earnings per share – diluted (Canadian dollars)	1.41	0.66

[1]

The Bank's equity share of net income of TD Ameritrade is based on the published consolidated financial statements of TD Ameritrade after converting into Canadian dollars and is subject to adjustments relating to the amortization of certain intangibles.

[2]

The Bank's equity share in TD Ameritrade earnings for the three months ended January 31, 2019 includes an adjustment of nil (net favourable adjustment of $41 million (US$32 million) for the three months ended January 31, 2018) primarily representing the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances as a result of the reduction in the U.S. federal corporate income tax rate.

NOTE 8:  SIGNIFICANT ACQUISITIONS AND DISPOSALS

Agreement for Air Canada Credit Card Loyalty Program

On January 10, 2019, the Bank's long-term loyalty program agreement (the "Loyalty Agreement") with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030. TD Aeroplan cardholders will become members of Air Canada's new loyalty program and their miles will be transitioned when Air Canada's new loyalty program launches in 2020.

In connection with the Transaction, the Bank paid $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) was recognized in Non-interest expenses – Other on the Interim Consolidated Statement of Income, and $75 million was recognized as an intangible asset which will be amortized over the Loyalty Agreement term. In addition, the Bank prepaid $308 million plus applicable sales tax for the future purchase of loyalty points over a ten-year period.

Acquisition of Greystone Managed Investments Inc.

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. ("Greystone") for consideration of $817 million, of which $475 million was paid in cash and $342 million was paid in the Bank's common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted-average market price of the Bank's common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price will be held in escrow for two years post-acquisition, subject to their continued employment, and will be recorded as a compensation expense over the two-year escrow period.

The acquisition is accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $169 million of assets and $55 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets is allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million, and goodwill of $433 million. Goodwill is not deductible for tax purposes. The results of the acquisition have been consolidated from the acquisition date and reported in the Canadian Retail segment. The purchase price allocation is subject to refinement and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date during the measurement period.

NOTE 9:  GOODWILL

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail[1]	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2017	$2,303	$13,693	$160	$16,156
Additions	82	–	–	82
Foreign currency translation adjustments and other	18	280	–	298

Carrying amount of goodwill as at October 31, 2018[2]	2,403	13,973	160	16,536
Additions	433	–	–	433
Foreign currency translation adjustments and other	(2)	(26)	–	(28)
Carrying amount of goodwill as at January 31, 2019[2]	$2,834	$13,947	$160	$16,941

[1]	Goodwill predominantly relates to U.S. personal and commercial banking.
[2]	Impairment losses for the three months ended January 31, 2019 were nil (three months ended January 31, 2018 – nil), and accumulated impairment as at January 31, 2019 was nil (October 31, 2018 – nil).

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 68

NOTE 10:  OTHER ASSETS

Other Assets

(millions of Canadian dollars)		As at

	January 31 2019	October 31 2018
Accounts receivable and other items	$9,130	$8,938
Accrued interest	2,398	2,343
Current income tax receivable	2,325	1,614
Defined benefit asset	9	113
Insurance-related assets, excluding investments	1,601	1,638

Prepaid expenses	1,285	950
Total	$16,748	$15,596

NOTE 11:  DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at January 31, 2019, was $283 billion (October 31, 2018 – $293 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Certain deposits have been designated at fair value through profit or loss on the Interim Consolidated Balance Sheet to reduce an accounting mismatch from related economic hedges. These deposits are accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income, except for the amount of change in fair value attributable to changes in the Bank's own credit risk, which is recognized on the Interim Consolidated Statement of Comprehensive Income. Changes in fair value attributable to changes in the Bank's own credit risk are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using an all-in discount curve reflecting the interest rate benchmark curve and the Bank's own credit risk; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based on the interest rate benchmark curve.

For deposits designated at fair value through profit or loss, the estimated amount that the Bank would be contractually required to pay at maturity, which is based on notional amounts, was $86 million less than its fair value as at January 31, 2019.

Deposits
(millions of Canadian dollars)	As at
	By Type			By Country			January 31 2019	October 31 2018
	Demand	Notice	Term[1]	Canada	United States	International	Total	Total
Personal	$13,627	$414,413	$55,092	$223,077	$260,021	$34	$483,132	$477,644
Banks[2]	8,448	52	8,266	10,837	66	5,863	16,766	16,712
Business and government[3]	75,356	129,068	145,016	254,431	90,278	4,731	349,440	357,083
Trading[2]	–	–	82,559	38,170	28,270	16,119	82,559	114,704
Designated at fair value through profit or loss[2,4]	–	–	26,877	12,055	12,103	2,719	26,877	–
Total	$97,431	$543,533	$317,810	$538,570	$390,738	$29,466	$958,774	$966,143
Non-interest-bearing deposits included above
In domestic offices							$41,914	$42,402
In foreign offices							51,852	54,488
Interest-bearing deposits included above
In domestic offices							496,656	505,295
In foreign offices							367,809	362,890
U.S. federal funds deposited[2]							543	1,068
Total[3,5]							$958,774	$966,143

[1]

Includes $635 million (October 31, 2018 – $53 million) of senior debt which is subject to the bank recapitalization "bail-in" regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

[2]	Includes deposits and advances with the Federal Home Loan Bank.
[3]	As at January 31, 2019, includes $37 billion relating to covered bondholders (October 31, 2018 – $36 billion) and $2 billion (October 31, 2018 – $2 billion) due to TD Capital Trust lV.
[4]

Financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet consist of deposits designated at fair value through profit or loss and $8 million (October 31, 2018 – $16 million) of loan commitments and financial guarantees designated at fair value through profit or loss.

[5]

As at January 31, 2019, includes deposits of $540 billion (October 31, 2018 – $548 billion) denominated in U.S. dollars and $55 billion (October 31, 2018 – $55 billion) denominated in other foreign currencies.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 69

NOTE 12:  OTHER LIABILITIES

Other Liabilities[1]
(millions of Canadian dollars)	As at
	January 31 2019	October 31 2018
Accounts payable, accrued expenses, and other items	$4,717	$4,958
Accrued interest	1,262	1,283
Accrued salaries and employee benefits	2,163	3,344
Cheques and other items in transit	1,580	454
Current income tax payable	37	84
Deferred tax liabilities	187	175
Defined benefit liability	2,062	1,747
Liabilities related to structured entities	6,368	5,627

Provisions	1,515	1,502
Total	$19,891	$19,174

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

NOTE 13:   EQUITY

The following table summarizes the shares issued and outstanding, and treasury shares held as at January 31, 2019 and October 31, 2018.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	January 31, 2019		October 31, 2018
	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of year	1,830.4	$21,221	1,842.5	$20,931
Proceeds from shares issued on exercise of stock options	0.5	28	2.9	152
Shares issued as a result of dividend reinvestment plan	1.4	99	5.0	366
Shares issued in connection with acquisitions[1]	5.0	366	–	–

Purchase of shares for cancellation	(4.5)	(53)	(20.0)	(228)
Balance as at end of period – common shares	1,832.8	$21,661	1,830.4	$21,221
Preferred Shares – Class A
Balance as at beginning of year	200.0	$5,000	190.0	$4,750
Shares issued[2]	14.0	350	30.0	750

Shares redeemed	–	–	(20.0)	(500)
Balance as at end of period – preferred shares	214.0	$5,350	200.0	$5,000
Treasury shares – common[3]
Balance as at beginning of year	2.1	$(144)	2.9	$(176)
Purchase of shares	33.0	(2,343)	110.6	(8,295)

Sale of shares	(33.1)	2,348	(111.4)	8,327
Balance as at end of period – treasury shares – common	2.0	$(139)	2.1	$(144)
Treasury shares – preferred[3]
Balance as at beginning of year	0.3	$(7)	0.3	$(7)
Purchase of shares	1.5	(33)	5.2	(129)

Sale of shares	(1.7)	37	(5.2)	129
Balance as at end of period – treasury shares – preferred	0.1	$(3)	0.3	$(7)

[1]

Includes 4.7 million shares issued for $342 million that form part of the consideration paid for Greystone, as well as 0.3 million shares issued for $24 million as share-based compensation to replace share-based payment awards of Greystone. Refer to Note 8 for a discussion on the acquisition of Greystone.

[2]

Non-Cumulative 5-Year Rate Reset Preferred Shares (non-viability contingent capital (NVCC)), Series 22 (the "Series 22 Shares") issued by the Bank on January 28, 2019, at a price of $25 per share, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 5.20% for the initial period ending April 30, 2024. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 3.27%. Holders of these shares will have the right to convert their shares into non-cumulative NVCC Floating Rate Preferred Shares, Series 23, subject to certain conditions, on April 30, 2024, and on April 30 every five years thereafter. Holders of the Series 23 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 3.27%. The Series 22 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on April 30, 2024, and on April 30 every five years thereafter.

[3]	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Normal Course Issuer Bid

On December 10, 2018, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's amended normal course issuer bid (NCIB) to repurchase for cancellation up to an additional 20 million of the Bank's common shares. During the three months ended January 31, 2019, the Bank repurchased 4.5 million common shares under its NCIB at an average price of $69.63 per share for a total amount of $313 million.

On April 19, 2018, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 20 million of the Bank's common shares. During the year ended October 31, 2018, the Bank repurchased 20 million common shares under its NCIB at an average price of $75.07 per share for a total amount of $1.5 billion.

Non-Controlling Interests in Subsidiaries

Redemption of TD CaTS III Securities

On December 31, 2018, TD Capital Trust III, a subsidiary of the Bank, redeemed all of the outstanding TD Capital Trust III Securities – Series 2008 (TD CaTS III) at a price of $1 billion plus the unpaid distribution payable on the redemption date. TD CaTS III were included in Non-controlling interests in subsidiaries on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 70

NOTE 14:  SHARE-BASED COMPENSATION

For the three months ended January 31, 2019, the Bank recognized compensation expense for stock option awards of $3.3 million (three months ended January 31, 2018 – $3.1 million). For the three months ended January 31, 2019, 2.2 million (three months ended January 31, 2018 – 1.9 million) options were granted by the Bank at a weighted-average fair value of $5.64 per option (January 31, 2018 – $6.28 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the three months ended January 31.

Assumptions Used for Estimating the Fair Value of Options

(in Canadian dollars, except as noted)	For the three months ended
	January 31 2019	January 31 2018
Risk-free interest rate	2.03%	1.71%
Expected option life	6.3 years	6.3 years
Expected volatility[1]	12.64%	13.91%
Expected dividend yield	3.48%	3.50%

Exercise price/share price	$69.39	$72.64

[1]	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 15:  EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank's principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans, for the three months ended January 31.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)	Principal pension plans		Principal non-pension post-retirement benefit plan		Other pension and retirement plans[1]
	For the three months ended
	Jan. 31 2019	Jan. 31 2018	Jan. 31 2019	Jan. 31 2018	Jan. 31 2019	Jan. 31 2018
Net employee benefits expense
Service cost – benefits earned	$81	$102	$4	$4	$2	$3
Net interest cost on net defined benefit liability	(3)	2	5	4	8	7
Past service cost (credit)	–	–	–	–	–	(3)
Defined benefit administrative expenses	3	2	–	–	2	1
Total expense	$81	$106	$9	$8	$12	$8

[1]

Includes Canada Trust (CT) defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

CASH FLOWS

The following table summarizes the Bank's contributions to its principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans during the three months ended January 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended
	January 31 2019	January 31 2018
Principal pension plans	$83	$119
Principal non-pension post-retirement benefit plan	4	3
Other pension and retirement plans[1]	9	9
Total	$96	$131

[1]

Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at January 31, 2019, the Bank expects to contribute an additional $281 million to its principal pension plans, $13 million to its principal non-pension post-retirement benefit plan, and $33 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank's review of current contribution levels during fiscal 2019.

NOTE 16:  INCOME TAXES

The Canada Revenue Agency (CRA) and Alberta are denying certain dividend deductions claimed by the Bank. To date, the Bank has been reassessed for approximately $553 million of income tax and interest for the years 2011 to 2013. The Bank expects the CRA and Alberta to reassess the subsequent years on the same basis and that Québec will also reassess all open years. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 71

NOTE 17:  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank's basic and diluted earnings per share for the three months ended January 31.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2019	January 31 2018
Basic earnings per share
Net income attributable to common shareholders	$2,332	$2,283

Weighted-average number of common shares outstanding (millions)	1,833.1	1,841.7
Basic earnings per share (Canadian dollars)	$1.27	$1.24
Diluted earnings per share

Net income attributable to common shareholders	$2,332	$2,283

Net income available to common shareholders including impact of dilutive securities	2,332	2,283
Weighted-average number of common shares outstanding (millions)	1,833.1	1,841.7
Effect of dilutive securities

Stock options potentially exercisable (millions)[1]	3.1	4.5

Weighted-average number of common shares outstanding – diluted (millions)	1,836.2	1,846.2
Diluted earnings per share (Canadian dollars)[1]	$1.27	$1.24

[1]

For the three months ended January 31, 2019, the computation of diluted earnings per share excluded average options outstanding of 1.8 million with a weighted-average exercise price of $72.64, as the option price was greater than the average market price of the Bank's common shares. For the three months ended January 31, 2018, no outstanding options were excluded from the computation of diluted earnings per share.

NOTE 18:  CONTINGENT LIABILITIES

Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank's 2018 Annual Consolidated Financial Statements.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions. The Bank establishes legal provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at January 31, 2019, the Bank's RPL is from zero to approximately $793 million (October 31, 2018 – from zero to approximately $763 million). The Bank's provisions and RPL represent the Bank's best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank's provisions and/or RPL to be significantly different from its actual or reasonably possible losses. For example, the Bank's estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank's control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminable damages.

In management's opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank's consolidated results of operations for any particular reporting period.

Stanford Litigation – On November 21, 2017, the class plaintiffs filed a Rule 23(f) petition seeking permission to appeal the District Court's denial of class certification to the United States Court of Appeals for the Fifth Circuit. The Fifth Circuit denied the class plaintiffs' petition on April 20, 2018. Discovery in the Official Stanford Investors Committee’s case against the bank defendants is ongoing.

Overdraft Litigation – On February 1, 2019, the parties filed a Joint Notice of Settlement of all claims consolidated in MDL 2613 on a class-wide basis. Settlement is conditional on the parties reaching agreement on all material terms of a written agreement and court approval. In response to the Notice of Settlement, on February 4, 2019, the Court issued an order suspending all deadlines.

Credit Card Fees – The trial of the British Columbia action is scheduled to proceed in October 2020.

Consumer Class Actions – The Bank, along with several other Canadian financial institutions, is a defendant in a number of matters brought by consumers alleging provincial and/or national class claims in connection with various fees, interest rate calculations, and credit decisions. The cases are in various stages of maturity. In one matter, the Bank is the sole defendant and a trial date has been scheduled for November 2020.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 72

NOTE 19:  SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Refer to Note 29 of the Bank's 2018 Annual Consolidated Financial Statements for additional segment disclosures.

The following table summarizes the segment results for the three months ended January 31.

Results by Business Segment[1],2
(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[3]		Corporate[3]		Total
			For the three months ended
	Jan. 31 2019	Jan. 31 2018	Jan. 31 2019	Jan. 31 2018	Jan. 31 2019	Jan. 31 2018	Jan. 31 2019	Jan. 31 2018	Jan. 31 2019	Jan. 31 2018
Net interest income (loss)	$3,044	$2,825	$2,247	$1,940	$173	$329	$396	$336	$5,860	$5,430

Non-interest income (loss)	2,944	2,725	701	703	409	561	84	(44)	4,138	3,945

Total revenue[4]	5,988	5,550	2,948	2,643	582	890	480	292	9,998	9,375
Provision for (recovery of) credit losses	310	270	306	247	7	(7)	227	183	850	693
Insurance claims and related expenses	702	575	–	–	–	–	–	–	702	575

Non-interest expenses	3,084	2,311	1,611	1,447	602	526	558	577	5,855	4,861

Income (loss) before income taxes	1,892	2,394	1,031	949	(27)	371	(305)	(468)	2,591	3,246
Provision for (recovery of) income taxes	513	637	102	103	(10)	93	(102)	207	503	1,040

Equity in net income of an investment in TD Ameritrade	–	–	311	106	–	–	11	41	322	147

Net income (loss)	$1,379	$1,757	$1,240	$952	$(17)	$278	$(192)	$(634)	$2,410	$2,353

Total assets	$434,994	$409,161	$415,611	$382,532	$407,624	$410,583	$64,277	$59,040	$1,322,506	$1,261,316

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

The retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[3]	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[4]	The impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.

NOTE 20:  INTEREST INCOME AND EXPENSE

The following table presents interest income and interest expense by basis of accounting measurement. Please refer to Note 2 of the 2018 Annual Consolidated Financial Statements for the type of instruments measured at amortized cost and FVOCI.

(millions of Canadian dollars)		For the three months ended
	January 31, 2019		January 31, 2018
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost	$7,380	$2,928	$6,059	$1,950

Measured at FVOCI	1,305	–	1,042	–
	8,685	2,928	7,101	1,950

Not measured at amortized cost or FVOCI[1]	1,859	1,756	1,207	928
Total	$10,544	$4,684	$8,308	$2,878

[1]	Includes interest income, interest expense, and dividend income for financial instruments that are measured or designated at fair value through profit or loss and equities designated at FVOCI.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 73

NOTE 21:  REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the three months ended January 31, 2019, the Bank complied with the OSFI Basel III guidelines related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks (D-SIBs) includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. In addition, on June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public Domestic Stability Buffer (DSB) which is held by D-SIBs against Pillar 2 risks. The current buffer is set at 1.5% of total risk-weighted assets (RWA) and must be met with CET1 Capital, effectively raising the CET1 target to 9.5%.

The following table summarizes the Bank's regulatory capital positions as at January 31, 2019 and October 31, 2018.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)		As at
	January 31 2019	October 31 2018
Capital
Common Equity Tier 1 Capital	$52,668	$52,389
Tier 1 Capital	59,396	59,735
Total Capital	69,968	70,434
Risk-weighted assets used in the calculation of capital ratios[1]
Common Equity Tier 1 Capital	$439,324	$435,632
Tier 1 Capital	439,324	435,780
Total Capital	439,324	435,927
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	12.0%	12.0%
Tier 1 Capital ratio[1]	13.5	13.7
Total Capital ratio[1]	15.9	16.2
Leverage ratio	4.1	4.2

[1]

In accordance with the final Capital Adequacy Requirements guideline, the Credit Valuation Adjustment (CVA) capital charge is being phased in until the first quarter of 2019. Each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. For fiscal 2018, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 80%, 83%, and 86%, respectively. For fiscal 2019, the corresponding scalars are all 100%.

NOTE 22:  RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 74

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or

www.astfinancial.com/ca.en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare

P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On December 10, 2018, the Bank announced that the TSX and OSFI approved the Bank’s amended Normal Course Issuer Bid (NCIB) to repurchase for cancellation up to an additional 20 million of the Bank’s common shares. Pursuant to the amended Notice of Intention filed with the TSX, the NCIB ends on April 12, 2019, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on February 28, 2019. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank’s financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2019.jsp on February 28, 2019, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2019.jsp. Replay of the teleconference will be available from 3:30 p.m. ET on February 28, 2019, until 4:30 p.m. ET on March 28, 2019, by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 5187605.

Annual Meeting

Thursday, April 4, 2019

Design Exchange

Toronto, Ontario

TD BANK GROUP • FIRST QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 75